

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's
N.Z.$225,000,000 5.375% Notes due 29 January 2014

Filed pursuant to Rule 3 of Regulation AD
Dated: January 27, 2010

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of N.Z.$225,000,000 5.375% Notes due 29 January 2014 (the "Notes") of the Asian Development Bank (the "ADB") under its N.Z.$5,000,000,000 Domestic Medium-Term Note Program (the "Program"). Certain information specified in Schedule A to Regulation AD is not available at the date of this report, but when available, will be filed as promptly as possible.

Item 1. Description of Obligations

The terms and conditions of the Notes are set forth in the Information Memorandum for the Program dated 27 January 2010 (the "Information Memorandum"), and in the Pricing Supplement relating to the Notes dated 27 January 2010 (the "Pricing Supplement"), each of which is filed herewith. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated April 13, 2009, was filed under a report of the ADB dated April 13, 2009.

The registrar of the ADB with respect to the Notes is Computershare Investor Services Limited, at its office at Level 2, 159 Hurstmere Road, Takapuna, Aukland, New Zealand.

Item 2. Distribution of Obligations

See the Information Memorandum, pages ii and 46-49, and the Pricing Supplement.

As of 27 January 2010, the ADB entered into a Subscription Agreement, filed herewith, with ANZ National Bank Limited and Royal Bank of Canada (the "Dealers"), pursuant to which the ADB has agreed to issue and sell, and the Dealers have severally agreed to purchase, a principal amount of the Notes

aggregating N.Z.$225,000,000 for an issue price of 99.804616% less management and underwriting fees and selling concessions of 0.141810%. The Notes will be offered for sale subject to issuance and acceptance by the Dealers and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 29 January 2010.

The Dealers propose to offer all the Notes to the public at the public offering price of 99.804616%.

The respective principal amounts of the Notes that each of the Dealers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
ANZ National Bank Limited	N.Z.$112,500,000
Royal Bank of Canada	112,500,000
Total	N.Z.$225,000,000

Item 3. Distribution Spread

See the Pricing Supplement, page 2 and the Subscription Agreement, page 2.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit	99.804616%	0.141810%	99.662806%
Total	N.Z.$224,560,386	N.Z.$319,072	N.Z.$224,241,314

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5. Other Expenses of Distribution

Item	Amount
Legal Fees	$55,000*

* Asterisks indicate that expenses itemized above are estimates.

Item 6. Application of Proceeds

See the Information Memorandum, page 5.

Item 7. Exhibits

(a) (i) Information Memorandum in relation to the Program dated 27 January 2010.

(ii) the Note Deed Poll in relation to the Program dated 27 January 2010.

(iii) Programme Agreement relating to the issuance of Notes by the ADB under the Program dated 27 January 2010.

(iv) Registrar and Paying Agency Agreement in relation to the Program dated 27 January 2010.

(b) Copy of an opinion of counsel as to the legality of the Notes (to be filed at a later date).

(c) Subscription Agreement dated 27 January 2010.

(d) (i) Information Statement dated April 13, 2009, previously filed under a report of the ADB dated April 13, 2009.

(ii) Pricing Supplement dated 27 January 2010.

Information Memorandum

Asian Development Bank N.Z.$5,000,000,000 Domestic Medium-Term Note Programme

The Asian Development Bank, subject to compliance with all relevant laws, regulations and directives, may from time to time issue debt securities (the "Notes") to investors in New Zealand and other jurisdictions.

The Asian Development Bank is not a registered bank in New Zealand pursuant to the Reserve Bank of New Zealand Act 1989. The Notes are not the obligations of any government and, in particular, are not guaranteed by the Government of New Zealand.

The Notes may not be offered or transferred to the public in New Zealand. For a description of certain restrictions on offers and sales of Notes and on distribution of this Information Memorandum, see "Selling Restrictions".

Neither this Information Memorandum nor any Pricing Supplement constitutes an offer of, or an invitation by or on behalf of the Asian Development Bank or any Dealer, to subscribe or purchase any, Notes.

Date 27 January 2010

Important Notice

This Information Memorandum relates solely to a Medium-Term Note Programme (the "**Programme**") established for the Asian Development Bank (the "**Issuer**" or "**ADB**"), under which Medium-Term Notes ("**Notes**") may be issued up to a maximum aggregate amount of N.Z.$5,000,000,000 (as that amount may be increased from time to time by the Issuer).

Registration

Notes issued under the Programme are not required to be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act (U.S.)"). Accordingly, no registration statement has been filed with the U.S. Securities and Exchange Commission (the "SEC"). The Notes have not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this Information Memorandum. Any representation to the contrary is a criminal offence in the United States.

Date and currency of this Information Memorandum

This Information Memorandum has been prepared by the Issuer as at the Preparation Date (as defined below). The delivery of this Information Memorandum at any time after the Preparation Date does not imply the information contained in it is accurate, timely and complete at any time subsequent to the Preparation Date. Accordingly, neither the delivery of this Information Memorandum, nor any offer or issue of Notes, implies or should be relied upon as a representation or warranty that there has been no change since the Preparation Date in the affairs or financial condition of the Issuer or that the information contained in it is correct at any time after the Preparation Date.

Limited responsibility for information

This Information Memorandum has been prepared by and issued with the authority of the Issuer. The Issuer accepts responsibility for it.

The only role of the Arrangers (as defined in the "Programme Summary") in the preparation of this Information Memorandum has been to confirm to the Issuer that the information as to their identity under the heading "Programme Summary" and their respective descriptions under the heading "Directory" are accurate as at the Preparation Date. The only role of the Registrar (as defined in the "Programme Summary") in the preparation of this Information Memorandum has been to confirm to the Issuer that the information under its description under the heading "Directory" is accurate as at the Preparation Date. Apart from the foregoing, the Arrangers and the Registrar make no representation or warranty, express or implied, as to and assume no responsibility or liability for the authenticity, origin, validity, accuracy or completeness of, or any errors or omissions in, any information, statement, opinion or forecast contained in this Information Memorandum or in any accompanying, previous or subsequent material or presentation.

No other material authorised

The Issuer has not authorised any person to give any information or make any representations in connection with the offering of the Notes other than those contained in this Information Memorandum. Any information or representation not contained in this Information Memorandum or as otherwise authorised in writing by the Issuer, must not be relied upon as having been authorised by or on behalf of the Issuer, the Arrangers, any Lead Manager (as defined in the "Programme Summary"), any Dealer (as defined in the "Programme Summary") or the Registrar.

No waiver of privileges and immunities

The issuance and distribution of this Information Memorandum and any offering and sale of the Notes is not a waiver by the Issuer or by any of its members, governors, alternate governors, executive directors, alternate executive directors, officers or employees of any other rights, immunities, privileges or exemptions conferred upon any of them by the Agreement Establishing the Asian Development

Bank (the "**Charter**") or by any statute, law or regulation of any member of the Issuer or any political subdivision of any member, all of which are expressly reserved.

Not a bank

The Issuer is not a registered bank in New Zealand pursuant to the Reserve Bank of New Zealand Act 1989.

Intending purchasers to make independent investment decision and obtain tax advice

The information contained in this Information Memorandum is not a recommendation or a statement of opinion (or a report of either of those things) by the Issuer, the Arrangers, any Lead Manager, any Dealer or the Registrar that any person may acquire Notes or any rights in respect of any Notes. Intending purchasers should:

(a) determine for themselves the relevance of the information contained in this Information Memorandum and must base their investment decision solely upon such independent assessment and investigation as they consider necessary; and

(b) consult their own tax advisers concerning the application of any tax laws applicable to their particular situation.

None of the Arrangers, any Lead Manager, any Dealer or the Registrar undertakes to review the financial condition or affairs of the Issuer at any time or to advise any holder of a Note of any information coming to their attention with respect to the Issuer.

Distribution and selling restrictions

The distribution and use of this Information Memorandum, and the offer or sale of the Notes, may be restricted by law in certain jurisdictions and intending purchasers should inform themselves about and observe any such restrictions. For a description of certain restrictions on offers, sales and deliveries of the Notes and on distribution of this Information Memorandum, any Pricing Supplement or other material relating to the Notes see the "Selling Restrictions" section of this Information Memorandum. None of the Issuer, the Arrangers, any Lead Manager, any Dealer or the Registrar represents that this document may be lawfully distributed, or that any Notes may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering.

In particular, no action has been taken by any of those parties that would permit a public offering of any Notes or distribution of this Information Memorandum in any jurisdiction where action for that purpose is required. Accordingly, no Notes may be offered or sold, directly or indirectly, and neither this Information Memorandum nor any advertisement or other offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with all applicable laws and regulations and each Dealer has represented and agreed that it will comply with the laws of all applicable jurisdictions. Persons into whose possession this Information Memorandum or any Notes come must inform themselves about, and observe, any such restrictions. In particular, a person may not (directly or indirectly) offer for subscription or purchase or issue an invitation to subscribe or buy Notes, nor distribute this Information Memorandum except if the offer or invitation complies with all applicable laws and regulations.

Stabilisation

In connection with any issue of Notes, any Dealer designated as stabilising manager in the relevant Pricing Supplement may over-allot or effect transactions with a view to supporting the market price of the Notes of the relevant Series at a level higher than that which might otherwise prevail. Such stabilising, if commenced, may be discontinued at any time. Such stabilising shall be in compliance with any relevant laws and regulations.

Distribution arrangements

The Issuer has agreed to pay the Registrar fees for undertaking its role and reimburse it for certain of its expenses incurred in connection with the Programme. The Issuer may also agree to pay each Dealer a commission in respect of the Notes subscribed by it and has agreed to indemnify each Dealer against certain liabilities described in the Programme Agreement (as defined in "Programme Summary").

References to ratings

There are references in this Information Memorandum to credit ratings. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the relevant rating agency.

Disclosure of interest

The Arrangers, each Lead Manager and each Dealer disclose that they, their subsidiaries, directors and employees:

(a) may have pecuniary or other interests in the securities mentioned in this Information Memorandum, and may also have interests pursuant to other arrangements; and

(b) will receive fees, brokerage and commissions, and may act as principal in any dealings in the Notes.

Documents incorporated by reference

Certain documents are incorporated in and deemed to form part of this Information Memorandum (see "Documents Incorporated by Reference").

Any statement contained in this Information Memorandum or in any of the documents incorporated by reference in, and forming part of this Information Memorandum, shall be modified or superseded for the purpose of this Information Memorandum to the extent that a statement contained in any document subsequently incorporated by reference modifies or supersedes such statement.

Copies of documents incorporated by reference are available free of charge from the Issuer at its specified office as set out under the heading "Directory", and as otherwise specified in the "Documents Incorporated by Reference" section of this Information Memorandum.

Preparation Date

In this Important Notice section, "**Preparation Date**" means:

(a) in relation to this Information Memorandum, the date indicated on its face or, if this Information Memorandum has been amended or supplemented, the date indicated on the face of that amendment or supplement;

(b) in relation to financial statements incorporated in this Information Memorandum, the date up to or as at the date on which the financial statements relate; and

(c) in relation to any other item of information that is to be read in conjunction with this Information Memorandum, the date indicated on its face as being its date of release.

Contents

Programme Summary

The following is a brief summary only and should be read in conjunction with the rest of this Information Memorandum and in conjunction with the relevant Pricing Supplement and, to the extent applicable, the Conditions of the Notes. Unless otherwise defined in this Programme Summary or the Important Notice, each capitalised term referred to in this Programme Summary has the meaning given to it in the Conditions.

Issuer	Asian Development Bank.
Programme:	A non-underwritten revolving domestic medium-term note programme.
Arrangers:	ANZ National Bank Limited Royal Bank of Canada
Dealers:	Dealers may be appointed from time to time in accordance with the Programme Agreement dated 27 January 2010 for the Programme (the "**Programme Agreement**"). The Issuer may also issue Notes directly to purchasers or investors (as applicable) procured by it.
Lead Manager:	The Issuer may appoint, in relation to any Tranche or Series of Notes, one or more Dealers as the Lead Manager of that Tranche or Series and the details of the appointment will be specified in the relevant Pricing Supplement and subscription agreement.
Registrar:	Computershare Investor Services Limited or such other registrar as may be appointed. The Registrar may also provide issue and paying agency services with respect to each Series or Tranche of Notes initially lodged and held through or predominantly through a Clearing System (as defined below).
Calculation Agent:	If a Calculation Agent is required for the purpose of calculating any amount or making any determination in respect of a Series or Tranche of Notes, that appointment will be notified in the relevant Pricing Supplement. The Issuer may terminate the appointment of the Calculation Agent, appoint additional or other Calculation Agents or elect to have no Calculation Agent. Where no Calculation Agent is appointed, the calculation of interest, principal and other payments in respect of Notes will be made by the Issuer.
Programme limit:	N.Z.$5,000,000,000 for all outstanding Notes, as may be varied by the Issuer under the Programme Agreement.
Status of Notes:	The Notes of each Series constitute direct and unsecured obligations of the Issuer ranking pari passu without any preference among themselves and with all other unsecured and unsubordinated obligations of the Issuer. The Notes are not the obligations of any government and, in particular, are not guaranteed by the Government of New Zealand.
Status of Issuer:	The Issuer is not a registered bank in New Zealand pursuant to the Reserve Bank of New Zealand Act 1989.
Governing law:	The Notes and all related documentation will be governed by the laws of New Zealand.
Use of proceeds:	The net proceeds of any issue of Notes will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.

Term: The term of the Programme continues for a period of 30 years from the date of this Information Memorandum or, if earlier, until terminated by the Issuer. For the avoidance of doubt, the Issuer may issue Notes with any tenor as specified in the relevant Pricing Supplement, but not less than 365 days, on any date prior to the termination of the Programme.

Taxation: Each payment (whether in respect of principal, interest or otherwise) will be subject to any fiscal or other laws and regulations applicable thereto.

The Issuer is not required to deduct withholding tax from payments of premium (if any) or interest in respect of the Notes.

The Issuer enjoys certain exemptions from New Zealand tax under the International Finance Agreements Act and the Income Tax Act 2007. As a result, the Issuer and the Registrar, as paying agent, are not required to withhold New Zealand non-resident withholding tax from any payment of premium or interest in respect of the Notes where the beneficial owner of the Note is a non-resident of New Zealand and does not carry on business through a fixed establishment in New Zealand.

As a result also, the Issuer is exempt from the requirement to withhold resident withholding tax ("**RWT**") from any payment of premium or interest in respect of a Note to a New Zealand resident beneficial owner (or a non-resident beneficial owner engaged in business through a fixed establishment in New Zealand). The Registrar will not have an obligation under the Income Tax Act 2007 to withhold RWT if the person receiving the payment from the Registrar has a valid certificate of exemption from RWT and has submitted a copy thereof to the Registrar.

Payments in respect of the Notes will be made without gross-up for any present or future taxes, duties, assessments or governmental charges whatsoever.

Investors should obtain their own taxation advice regarding the taxation status of investing in Notes.

See also the "New Zealand and United States Federal Taxation" section of this Information Memorandum.

Rating: The ratings of the Programme will be set out in the relevant Pricing Supplement.

Where an individual Tranche or Series of Notes is rated, the rating may not necessarily be the same as the ratings specified in the relevant Pricing Supplement.

Structured Notes may have a different credit rating than other Notes.

A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the relevant rating agency.

Terms and Conditions: The Conditions are contained in this Information Memorandum, as amended, supplemented, modified or replaced in relation to any Notes by the relevant Pricing Supplement for the relevant Tranche.

Form: Notes will be issued in registered form. They will be debt obligations of the Issuer constituted by, and owing under, a deed poll made by the Issuer and dated 27 January 2010 (the "**Deed Poll**") and will take the

form of entries in a register (the "**Register**") maintained by the Registrar. There is no trustee for the holders of Notes.

The Notes of any Series may be described as "Notes", "Bonds", "Instruments" or by any other marketing name specified in the relevant Pricing Supplement.

Notes may bear interest at a fixed or floating rate, be issued at a discount or premium to the face value or otherwise bear interest that is calculated by a formula or an index as specified in the relevant Pricing Supplement. The Notes of any Series may be described as "Notes", "MTNs", "Bonds", "Instruments", "Indexed Notes", "Amortising Notes", "Credit Linked Notes", "FRNs", "Zero Coupon Notes" or by any other marketing name specified in the relevant Pricing Supplement.

Method of issue: The Notes may be issued on a syndicated or non-syndicated basis.

Title: Entry of the name of a person in the Register in respect of a Note constitutes the obtaining or passing of title to the Note and is conclusive evidence that the person so entered is the registered owner of the Note, subject to rectification for fraud or error. Title to such Notes passes when details of the transfer are recorded in the Register.

Notes held in the Austraclear New Zealand System (as defined below) will be registered in the name of New Zealand Central Securities Depository Limited ("**NZCSD**"). Title to Notes held in a Clearing System (as defined below) will be determined in accordance with the rules and regulations of that Clearing System.

No certificates or other evidence of title will be issued to holders of Notes unless the Issuer determines that certificates should be available or is required to do so by any applicable law or regulation.

Currency: Subject to any applicable legal or regulatory requirements, Notes will be denominated in New Zealand dollars.

Payments in respect of Notes will be made in New Zealand dollars.

Denominations: Unless otherwise indicated in the relevant Pricing Supplement, Notes will be issued in minimum denominations of N.Z.$10,000 or (if a larger principal amount) such other notional face value of a Note as specified in the relevant Pricing Supplement.

Tenor: As specified in the relevant Pricing Supplement, but not less than 365 days.

Issue Price: Notes may be issued at any price on a fully or partly paid basis, as specified in the relevant Pricing Supplement.

Settlement price: As specified in the relevant Pricing Supplement, or as otherwise agreed between the parties.

Issuance in Series: Notes will be issued in Series. Each Series may comprise one or more Tranches issued on different issue dates. The Notes of each Series will all be subject to identical terms, except that the issue date and interest commencement date may be different in respect of different Tranches of a Series. The Notes of each Series are intended to be fungible with other Notes of that Series.

However, in certain circumstances, Notes of a particular Tranche may not be, nor become, fungible with Notes of any Tranche or Tranches forming part of the same Series until a specified time following their issue, as described in the relevant Pricing Supplement.

Interest Periods and Interest Rates: The length of the interest periods and the applicable rate of interest or its method of calculation may differ from time to time or be constant for any Series as specified in the relevant Pricing Supplement. Notes may have a maximum rate of interest, a minimum rate of interest or both.

Transfer procedure: Notes may only be transferred in whole.

Notes may only be transferred if the transfer is in compliance with the laws of the jurisdiction in which the transfer takes place and the transfer is made in a manner which would not require disclosure to investors under the Securities Act (N.Z.).

Notes not held in a Clearing System may only be transferred by completing and delivering to the Registrar a signed transfer form in compliance with all applicable laws.

Interests in Notes held in a Clearing System are transferable only in accordance with the rules and regulations of the relevant Clearing System.

Marking: A holder of Notes may request the Registrar to mark a transfer form that has been completed by the holder as transferor.

Such marking will only be recognised by the Registrar for 42 days from (and including) the date of marking.

Payments and Record Date: Payments will be made to the persons whose names are entered in the Register as at 5:00 p.m. (local time) in the place of payment on the relevant Record Date. Unless otherwise indicated in the relevant Pricing Supplement, the Record Date in relation to Notes entered in a Register maintained in New Zealand will be the tenth calendar day before a payment date.

Payments to a person who holds an interest or right in respect of any Note held in a Clearing System will be made by transfer to the person's account in accordance with the rules and regulations of the relevant Clearing System.

If Notes are not held in a Clearing System, payments will be made to the account of the registered holder previously notified by the registered owner of the Note to the Registrar. If no account is notified, then payments will be made by cheque mailed on the relevant payment date to the registered holder (or the first named of joint registered owners) at its address appearing in the Register as at the Record Date.

Austraclear New Zealand: Notes may be held within and traded under the Austraclear New Zealand System.

Negative pledge: See Condition 5.

Cross default: See Condition 11.

Clearing System:

Notes may be transacted either within or outside any Clearing System. The Issuer may apply to Reserve Bank of New Zealand (the "**Reserve Bank**") for approval for the Notes to be traded on the settlement system operated by the Reserve Bank (the "**Austraclear New Zealand System**"). Such approval is not a recommendation or endorsement by the Reserve Bank of the Notes.

Notes may also be traded on the settlement system operated by Euroclear Bank S.A./N.V. ("**Euroclear**"), the settlement system operated by Clearstream Banking, société anonyme ("**Clearstream**") or any other clearing system outside New Zealand specified in the relevant Pricing Supplement (together with the Austraclear New Zealand System, Euroclear and Clearstream, each, a "**Clearing System**"). Entitlements in respect of holdings of interests in Notes in Euroclear would be held in the Austraclear New Zealand System by a nominee of Euroclear (currently, HSBC Nominees (New Zealand) Limited ("**HSBC**")), while entitlements in respect of holdings of interests in Notes in Clearstream would be held in the Austraclear New Zealand System by a nominee of Clearstream (currently, ANZ Nominees Limited ("**ANZ Nominees**")).

The rights of a holder of interests in a Note held through Euroclear or Clearstream are subject to the respective rules and regulations for accountholders of Euroclear and Clearstream, the terms and conditions of agreements between Euroclear and Clearstream and their respective nominee and the rules and regulations of the Austraclear New Zealand System.

The Issuer will not be responsible for the operation of the clearing arrangements, which is a matter for the clearing institutions, their nominees, their participants and the investors.

Selling restrictions:

The Notes are subject to restrictions on their offering, sale and delivery (see "Selling Restrictions" below).

Listing:

The Issuer may elect to apply to list one or more Tranches of Notes on any stock exchange specified in the relevant Pricing Supplement or may decide to issue unlisted Notes.

Documents Incorporated by Reference

The following documents are incorporated by reference in and form part of this Information Memorandum:

(a) all amendments and supplements to this Information Memorandum prepared by the Issuer from time to time;

(b) the Issuer's latest information statement describing its capital, operations, administration, Charter, legal status, principal financial policies and containing its audited ordinary capital resources financial statements as of 31 December 2007; and

(c) any subsequent information statement issued by the Issuer from time to time.

Any statement contained in this Information Memorandum or in any of the documents incorporated by reference in, and forming part of, this Information Memorandum, shall be modified or superseded for the purpose of this Information Memorandum to the extent that a statement contained in any document subsequently incorporated by reference modifies or supersedes such statement.

Copies of documents incorporated by reference are available free of charge from the Issuer at its specified office set out under the heading "Directory". Copies of the Issuer's latest information statement may also be obtained from the Issuer's website at www.adb.org/Bond-Investors.investor.asp. No other documents or information on the Issuer's website are intended to be incorporated by reference in this Information Memorandum apart from the documents stated above.

In addition, the Issuer files its annual report (which includes its audited annual financial statements) and its unaudited quarterly financial statements with the SEC. These documents may be inspected (and copies may be obtained from the SEC at prescribed rates) at the following address:

Securities and Exchange Commission
Room 1026
450 Fifth Street, NW
Washington, DC 20549
United States of America

ASIAN DEVELOPMENT BANK

ADB, a multilateral development bank, was established in 1966 under the Charter which is binding upon the member countries which are its shareholders. The purpose of ADB is to foster economic growth and cooperation in Asia and the Pacific region (the "**region**") and to contribute to the economic development of the developing member countries in the region collectively and individually. ADB's vision is a region free of poverty. Its mission is to help its developing member countries reduce poverty and improve living conditions and quality of life. ADB's strategy for reducing poverty focuses on achieving three strategic agendas: inclusive economic growth, environmentally sustainable growth and regional integration.

As of 31 December 2008, ADB had 67 members consisting of 48 regional members, including Japan, Australia and New Zealand, providing 63.4 per cent. of its capital, and 19 nonregional members, including the United States, Canada and 17 European countries, providing 36.6 per cent. of its capital. The membership of ADB reflects the intention of the founders that, while its operations should be limited to the region, it should incorporate the active participation and financial resources of developed nations outside the region. The percentage of voting power in ADB's affairs held by the respective members is related, but is not directly proportional, to their capital subscriptions. As of 31 December 2008, the aggregate voting power of the developed member countries, which include all the nonregional members plus Japan, Australia and New Zealand, represented approximately 54.2 per cent. of the total. The members and their respective voting power and subscriptions to ADB's capital stock as of 31 December 2008 are set forth in ADB's financial statements.

ADB's primary activity is making loans to finance projects or programmes located within the territories of its developing member countries. Such activity is divided into ordinary operations and special operations, for which separate financial statements are maintained. Ordinary operations are financed from ordinary capital resources and special operations are financed from special funds resources, most of which are contributed by members. Under the Charter, ADB's ordinary capital resources and special funds resources must at all times be held and used entirely separately from each other.

In addition to its lending operations, ADB issues guarantees, makes equity investments and participates in underwriting equity funds. ADB also extends technical assistance in the form of grants or loans for project preparation and evaluation, development planning and other purposes. ADB also provides policy dialogues and advisory services and mobilises financial resources through its cofinancing operations tapping official, commercial and export credit sources to maximise the development impact of its assistance. To complement ADB's activities in development research and training, ADB has established the ADB Institute, a subsidiary body of ADB, located in Tokyo, Japan, the primary objective of which is to improve management capacities of agencies and organizations engaged in development activities.

The principal office of ADB is located in Manila, Philippines. ADB has 27 other offices including 20 resident missions located in Afghanistan, Armenia, Azerbaijan, Bangladesh, Cambodia, People's Republic of China, India, Indonesia, Kazakhstan, Kyrgyz Republic, Lao People's Democratic Republic, Mongolia, Nepal, Pakistan, Papua New Guinea, Sri Lanka, Tajikistan, Thailand, Uzbekistan and Viet Nam; a country office in the Philippines; a special liaison office in Timor-Leste; two regional missions, located in Sydney, Australia, and Suva, Fiji Islands; and three representative offices located in Tokyo, Japan, Frankfurt, Germany and Washington D.C., U.S.A.. As of 31 December 2008, ADB had a staff of 2,502 from 57 member countries. (For more details on ADB, see www.adb.org. This website address is included as an inactive textual reference only. Materials on the website are not incorporated by reference herein.)

Recent Developments

On 29 April 2009, the Board of Governors of ADB adopted Resolution No. 336 which authorized a 200% increase in the capital stock of ADB. Individual members of ADB may subscribe for their respective allocations of additional capital stock until 31 December 2010.

On 5 May 2009, ADB's Board of Governors approved the following with respect to its 2008 ordinary capital resources net income:

a) U.S.$ 427.0 million, representing unrealized gains as of 31 December 2008, be added to the cumulative revaluation adjustments account;

b) U.S.$ 298.1 million, representing the adjustment to the loan loss reserve as of 31 December 2008, be added to the loan loss reserve;

c) U.S.$ 261.4 million be allocated to ordinary reserve;

d) U.S.$ 120.0 million be allocated to the Asian Development Fund; and

e) U.S.$23.0 million be allocated to the Technical Assistance Special Fund.

The following are the Conditions that, as amended, supplemented, modified or replaced in relation to any Notes by the relevant Pricing Supplement, will be applicable to each Series of Notes.

The Notes are not the obligations of any government and, in particular, are not guaranteed by the Government of New Zealand.

The Notes will be unsecured debt obligations of the Issuer owing under the Deed Poll and will take the form of entries in the Register. A copy of the Deed Poll is available for inspection by Noteholders during normal business hours at the offices of the Issuer, each Arranger and the Registrar specified in the Information Memorandum, as amended or supplemented from time to time.

Each Tranche will be the subject of a Pricing Supplement, copies of which are available for inspection by the holder of any Note of such Tranche at the offices of the Issuer, each Arranger and the Registrar.

Each Noteholder and any person claiming through or under a Noteholder is deemed to have notice of and is bound by these Conditions, the Deed Poll, the Information Memorandum and the applicable Agency Agreement.

1. Interpretation

1.1 Definitions

The following words have these meanings in these Conditions, unless the context otherwise requires:

Agency Agreement means:

(a) the Registry Services Agreement; or

(b) any other agency agreement entered into by the Issuer in relation to an issue of Notes.

Agent means:

(a) the Registrar;

(b) the Paying Agent;

(c) the Calculation Agent (if any); and

(d) such other person appointed by the Issuer in relation to any Notes from time to time.

Amortised Face Amount means, in relation to a non-interest bearing Note, an amount equal to the sum of:

(a) the Issue Price; and

(b) the amount resulting from the application of the amortisation yield specified in the relevant Pricing Supplement (compounded as set out in the relevant Pricing Supplement) to the Issue Price from (and including) the Issue Date specified in the relevant Pricing Supplement to (but excluding) the date fixed for redemption or (as the case may be) the date upon which the Note becomes due and repayable.

Where such calculation is to be made for a period which is not a whole number of years, the calculation in respect of the period of less than a full year must be made on the basis of the Day Count Fraction specified in the relevant Pricing Supplement.

Applicable Business Day Convention means:

(a) the Business Day Convention specified in, or determined in accordance with, the relevant Pricing Supplement as applicable to any date in respect of the Note; or

(b) if none is specified or determined, the Applicable Business Day Convention for such purpose is the Following Business Day Convention.

Different Business Day Conventions may apply, or be specified or determined in relation to, the Interest Payment Dates, Interest Period End Dates and any other date or dates in relation to any Notes.

Austraclear New Zealand Rules means the rules and regulations (including the operating guidelines) established by the Reserve Bank (as amended or replaced from time to time) to govern the use of the Austraclear New Zealand System.

Austraclear New Zealand System means the system operated by the Reserve Bank for holding securities and electronic recording and settling of transactions in those securities between members of that system.

Business Day means a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in such place(s) as may be specified in the relevant Pricing Supplement.

Business Day Convention means a convention for adjusting any date if it would otherwise fall on a day that is not a Business Day and the following conventions, where specified in the relevant Pricing Supplement in relation to any date applicable to any Note, have the following meanings:

(a) **Floating Rate Convention** means that the date is postponed to the next following day that is a Business Day unless that day falls in the next calendar month, in which event:

(i) that date is brought forward to the first preceding day that is a Business Day; and

(ii) each subsequent Interest Payment Date is the last Business Day in the month that falls the number of months or other period specified as the Interest Period in the relevant Pricing Supplement after the preceding applicable Interest Payment Date occurred;

(b) **Following Business Day Convention** means that the date is postponed to the first following day that is a Business Day;

(c) **Modified Following Business Day Convention** or **Modified Business Day Convention** means that the date is postponed to the first following day that is a Business Day unless that day falls in the next calendar month, in which case that date is the first preceding day that is a Business Day;

(d) **Preceding Business Day Convention** means that the date is brought forward to the first preceding day that is a Business Day; and

(e) **No Adjustment** means that the relevant date must not be adjusted in accordance with any Business Day Convention.

If no convention is specified in the relevant Pricing Supplement, the Following Business Day Convention applies. Different conventions may be specified in relation to, or apply to, different dates.

Calculation Agent means, in relation to a Series, the Registrar or any other person specified as such in the relevant Pricing Supplement as the party responsible for calculating the Interest Rate and other amounts required to be calculated under these Conditions or specified in the relevant Pricing Supplement.

Charter means the Agreement Establishing the Asian Development Bank.

Clearing System means:

(a) the Austraclear New Zealand System; or

(b) any other clearing system specified in the relevant Pricing Supplement.

Condition means the correspondingly numbered condition in these Conditions.

Custodian means New Zealand Central Securities Depository Limited or any other entity appointed from time to time by the Reserve Bank, under the Austraclear New Zealand Rules, as custodian trustee to hold securities on the Austraclear New Zealand System.

Day Count Fraction means, in relation to the calculation of an amount for any period of time ("**Calculation Period**"), the day count fraction specified in the relevant Pricing Supplement and:

(a) if "**Actual/Actual (ICMA)**" is specified, has the meaning given to such term in the 2006 ISDA Definitions (the "**2006 ISDA Definitions**") published by the International Swaps and Derivatives Association, Inc., disregarding the reference therein to "Compounding Period";

if "**Actual/Actual (ISDA)**" is specified, has the meaning given to such term in the 2006 ISDA Definitions, disregarding the reference therein to "Compounding Period";

(b) if "**Actual/365 (Fixed)**" is specified, has the meaning given to such term in the 2006 ISDA Definitions, disregarding the reference therein to "Compounding Period";

(c) if "**Actual/360**" is specified, has the meaning given to such term in the 2006 ISDA Definitions, disregarding the reference therein to "Compounding Period";

(d) if "**30/360**" or "**Bond Basis**" is specified, has the meaning given to such term in the 2006 ISDA Definitions, disregarding the reference therein to "Compounding Period";

(e) if "**30E/360**" or "**Eurobond Basis**" is specified, has the meaning given to such term in the 2006 ISDA Definitions, disregarding the reference therein to "Compounding Period";

(f) if "**30E/360 (ISDA)**" is specified, has the meaning given to such term in the 2006 ISDA Definitions, where the reference therein to "Termination Date" shall have the meaning ascribed to "Maturity Date" below, and disregarding the reference therein to "Compounding Period";

(g) if "**NZ Govt Bond Basis**" or "**New Zealand Bond Basis**" is specified, means one divided by the number of Interest Payment Dates in a year; and

(h) any other day count fraction specified in the relevant Pricing Supplement.

Deed Poll means the note deed poll (to which these Conditions form schedule 1) executed by ADB.

Denomination means N.Z.$10,000 or such other denomination of a Note as specified in the relevant Pricing Supplement.

Early Redemption Amount means the early redemption amount specified in, or determined in accordance with, the relevant Pricing Supplement.

Event of Default has the meaning given in Condition 11.

Extraordinary Resolution has the meaning given in the Meeting Provisions.

Fixed Rate Note means a Note on which interest is calculated at a fixed rate payable in arrear on a fixed date or fixed dates in each year and on redemption or on any other dates as specified in the relevant Pricing Supplement.

Floating Rate Note means a Note on which interest is calculated at a floating rate payable 1, 2, 3, 6, or 12-monthly or in respect of any other period or on any date specified in the relevant Pricing Supplement.

Index Linked Note means a Note in relation to which the amount payable in respect of interest is calculated by reference to an index or a formula or both, as specified in the relevant Pricing Supplement.

Information Memorandum:

(a) means, in relation to a Note, any information memorandum, an advertisement (as defined in the Securities Act (N.Z.)) or other offering document referred to in the relevant Pricing Supplement (and any supplement to it) prepared on behalf of, and approved by, the Issuer in connection with the issue of Notes; and

(b) includes:

    (i) all documents incorporated by reference in it; and

    (ii) any other information (including the relevant Pricing Supplement) approved by the Issuer from time to time.

Instalment Amounts has the meaning given in the relevant Pricing Supplement.

Instalment Note means a Note that is redeemable in one or more instalments, as specified in the relevant Pricing Supplement.

Interest Accrual Period means, in relation to an Interest Period, each successive period beginning on and including an Interest Period End Date and ending on (but excluding) the next succeeding Interest Period End Date during that Interest Period provided that the first Interest Accrual Period commences on (and includes) the Interest Commencement Date and the final Interest Accrual Period ends on (but excludes) the Maturity Date.

Interest Commencement Date means:

(a) the date of issue of the Notes as specified in, or determined in accordance with, the relevant Pricing Supplement; or

(b) such other date as may be specified as such in, or determined in accordance with, the relevant Pricing Supplement.

Interest Determination Date has the meaning given in the relevant Pricing Supplement.

Interest Holder means a person in whose Security Account an interest in a Note is recorded.

Interest Payment Date means the date or dates specified as such in, or determined in accordance with the provisions of, the relevant Pricing Supplement and adjusted, if necessary, in accordance with the Applicable Business Day Convention.

Interest Period means each successive period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date, provided that the first Interest Period commences on (and includes) the Interest Commencement Date and the final Interest Period ends on (but excludes) the Maturity Date.

Interest Period End Date means:

(a) the dates specified as such in, or determined in accordance with the provisions of, the relevant Pricing Supplement, as adjusted, if necessary, in accordance with the Applicable Business Day Convention; or

(b) if no date or dates are specified in the relevant Pricing Supplement, the dates which correspond with the Interest Payment Dates in respect of the Notes.

Interest Rate means the rate or rates (expressed as a percentage per annum) of interest payable in respect of the Notes specified in, or calculated or determined in accordance with, these Conditions and the relevant Pricing Supplement.

ISDA Definitions means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. (as supplemented, amended and updated as at the Issue Date of the first Tranche of the Notes of the Series).

Issue Date means the issue date specified in, or determined in accordance with, the relevant Pricing Supplement.

Issue Price means the issue price specified in, or calculated or determined in accordance with, the relevant Pricing Supplement.

Issuer means Asian Development Bank of 6 ADB Avenue, Mandaluyong City, 1550 Metro Manila, Philippines.

Margin means the margin specified in, or determined in accordance with, the relevant Pricing Supplement.

Maturity Date means the maturity date specified in, or determined in accordance with, the relevant Pricing Supplement.

Maximum Interest Rate means the maximum interest rate specified in, or calculated or determined in accordance with, the relevant Pricing Supplement.

Meetings Provisions means the provisions for the convening of meetings of, and passing of resolutions by, Noteholders set out in schedule 2 to the Deed Poll.

Minimum Interest Rate means the minimum interest rate specified in, or calculated or determined in accordance with, the relevant Pricing Supplement.

Note means a medium-term debt obligation issued or to be issued by the Issuer and which is construed by, and owing under, the Deed Poll, the details of which are recorded in, and evidenced by entry in, the Register.

Noteholder means:

(a) a person whose name is for the time being entered in the Register as the holder of a Note; or

(b) where a Note is owned jointly by one or more persons, the persons whose names appear in the Register as the joint owners of that Note.

For the avoidance of doubt, where a Note is held in a Clearing System, references to a Noteholder include the operator of that system or a nominee for that operator or a common depository for one or more Clearing Systems (in each case acting in accordance with the rules and regulations of the Clearing System or Systems).

Ordinary Resolution has the meaning given to it in the Meetings Provisions.

Partly Paid Note means a Note in relation to which the initial subscription moneys are payable to the Issuer in two or more instalments.

Paying Agent means, in relation to a Series, Computershare Investor Services Limited or such other person appointed by the Issuer to make payments in relation to that Series on the Issuer's behalf from time to time.

Pricing Supplement means, in respect of a Tranche, a pricing supplement prepared in relation to the Notes of the relevant Tranche, and confirmed in writing by the Issuer.

Record Date means:

(a) the close of business in the place where the Register is maintained on the tenth clear calendar day before the relevant date for payment; or

(b) any other date specified in the relevant Pricing Supplement.

Redemption Amount means:

(a) for a Note (other than a Zero Coupon Note or a Structured Note), the outstanding principal amount as at the date of redemption;

(b) for a Zero Coupon Note, the Amortised Face Amount calculated as at the date of redemption; and

(c) for a Structured Note, the amount determined by the Calculation Agent in the manner specified in the relevant Pricing Supplement,

and also includes any final instalment and any other amount in the nature of a redemption amount specified in, or determined in accordance with, the relevant Pricing Supplement or these Conditions.

Reference Banks means the institutions so described in the relevant Pricing Supplement or, if none, four major banks selected by the Calculation Agent in the market that is most closely connected with the Reference Rate.

Reference Rate has the meaning given in the relevant Pricing Supplement.

Register means, in relation to a Series, a register, including any branch register, of Noteholders established and maintained by or on behalf of the Issuer in which is entered the names and addresses of Noteholders whose Notes are carried on that register, the amount of Notes held by each Noteholder and the Tranche, Series and date of issue and transfer of those Notes, and any other particulars that the Issuer sees fit.

Registrar means, in relation to a Series, Computershare Investor Services Limited or such other person appointed by the Issuer to establish and maintain the Register for that Series on the Issuer's behalf from time to time.

Registry Services Agreement means, in relation to a Series, the registrar and paying agency agreement between the Issuer and the Registrar applicable to that Series, or any replacement of it, as amended from time to time.

Regular Period means:

(a) in the case of Notes where interest is scheduled to be paid only by means of regular payments, each Interest Period;

(b) in the case of Notes where, apart from the first Interest Period, interest is scheduled to be paid only by means of regular payments, each period from and including a Regular Date falling in any year to but excluding the next Regular Date, where "**Regular Date**" means the day and month (but not the year) on which any Interest Payment Date falls; and

(c) in the case of Notes where, apart from one Interest Period other than the first Interest Period, interest is scheduled to be paid only by means of regular payments, each period from and including a Regular Date falling in any year to but excluding the next Regular Date, where "**Regular Date**" means the day and month (but not the year) on which any Interest Payment Date falls other than the Interest Payment Date falling at the end of the irregular Interest Period.

Relevant Financial Centre means the relevant financial centre specified in the relevant Pricing Supplement.

Relevant Screen Page means:

(a) the page, section or other part of a particular information service (including the Reuters Monitor Money Rates Service) specified as the Relevant Screen Page in the relevant Pricing Supplement; or

(b) any other page, section or other part as may replace it on that information service or such other information service, in each case, as may be nominated by the person providing or sponsoring the information appearing there for the purpose of displaying rates or prices comparable to the Reference Rate.

Relevant Time has the meaning given in the relevant Pricing Supplement.

Reserve Bank means Reserve Bank of New Zealand, as operator of the Austraclear New Zealand System.

Resolution means an Extraordinary Resolution or Ordinary Resolution, as the context requires.

Securities Act (N.Z.) means the Securities Act 1978 of New Zealand.

Security Account has the meaning given in the Austraclear New Zealand Rules.

Series means a Tranche or Tranches of Notes that is or are identical and is or are issued on the same Conditions, except that:

(a) the Issue Date and the amount of the first payment of interest may be different in respect of different Tranches of a Series; and

(b) a Series may comprise Notes in more than one denomination.

Specified Office means the office specified in the Information Memorandum or any other address notified to Noteholders from time to time.

Structured Note means:

(a) an Index Linked Note; or

(b) an Instalment Note.

Tranche means Notes that are issued on the same Issue Date and on the same Conditions and the terms of which are identical in all respects (except that a Tranche may comprise Notes in more than one denomination).

Zero Coupon Note means a Note that does not carry an entitlement to periodic payment of interest before the redemption date of the Note and that is issued at a discount to its principal amount.

1.2 **References to certain general terms**

In these Conditions, unless the context otherwise requires:

(a) a reference to these Conditions is a reference to these Conditions as modified, supplemented, modified or replaced by the relevant Pricing Supplement;

(b) a reference to "New Zealand Dollars", "N.Z.$" or "dollars" is a reference to the lawful currency of New Zealand;

(c) a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(d) the singular includes the plural and *vice versa*;

(e) the word "person" includes a firm, body corporate, an unincorporated association or an authority;

(f) a reference to a person includes a reference to the person's executors, administrators, successors, substitutes (including persons taking by novation) and assigns; and

(g) a reference to any thing (including any amount) is a reference to the whole and each part of it and a reference to a group of persons is a reference to all of them collectively and to each of them individually.

1.3 References to particular terms

In these Conditions, unless the context otherwise requires:

(a) a reference to the Issuer, the Registrar, the Paying Agent, the Calculation Agent or another Agent is a reference to the person so specified in the relevant Pricing Supplement;

(b) a reference to the Agency Agreement is a reference to the Agency Agreement applicable to the Notes of the relevant Series.

(c) a reference to a Note is a reference to a Note of a particular Series issued by the Issuer specified in the relevant Pricing Supplement;

(d) a reference to a Noteholder is a reference to the holder of Notes of a particular Series;

(e) if the Notes are Zero Coupon Notes or Structured Notes that do not bear interest, references to interest are not applicable; and

(f) a reference to a particular date is a reference to that date adjusted in accordance with the Applicable Business Day Convention.

1.4 References to principal and interest

In these Conditions, unless the context otherwise requires:

(a) any reference to "principal" is taken to include the Redemption Amount, any premium payable in respect of a Note, and any other amount in the nature of principal payable in respect of the Notes under these Conditions;

(b) the principal amount of a Note issued at a discount is to be taken as at any time to equal the lesser of:

(i) its Denomination; and

(ii) if specified in the relevant Pricing Supplement, its Amortised Face Amount at that time;

(c) the principal amount of a Note that is to vary by reference to a schedule or formula (where such determination has been previously made in accordance with these Conditions) is to be taken as at any time to equal its varied amount;

(d) the principal amount of a Partly Paid Note is to be taken to equal its paid up principal amount;

(e) the principal amount of an Instalment Note at any time is to be taken to be its Denomination less the total instalments repaid to the extent that such instalments relate to a repayment of principal; and

(f) any reference to "interest" is taken to include any amount in the nature of interest payable in respect of the Notes under these Conditions.

1.5 Headings

Headings are inserted for convenience and do not affect the interpretation of these Conditions.

1.6 Terms defined in the relevant Pricing Supplement

Terms which are defined in the relevant Pricing Supplement have the same meaning when used in these Conditions, but if the relevant Pricing Supplement gives no meaning or specifies that the definition is "Not Applicable", then that definition is not applicable to the Notes.

2. Form, denomination and title

2.1 Constitution under Deed Poll

(a) The Notes are debt obligations of the Issuer constituted by, and owing under, the Deed Poll and take the form of entries in the Register.

(b) Each entry in the Register constitutes a separate and individual acknowledgment to the relevant Noteholder of the indebtedness of the Issuer to the relevant Noteholder.

2.2 Independent obligations

The obligations of the Issuer in respect of each Note constitute separate and independent obligations that the Noteholder to whom those obligations are owed is entitled to enforce without having to join any other Noteholder or any predecessor in title of a Noteholder.

2.3 Types of Notes

A Note is either:

(a) a Fixed Rate Note; or

(b) a Floating Rate Note; or

(c) a Zero Coupon Note; or

(d) a Structured Note (being either an Index Linked Note or an Instalment Note),

or a combination of the above (or any other type of debt obligation including a certificate of deposit), as specified in the relevant Pricing Supplement.

2.4 Denomination

Notes shall be issued in minimum denominations of N.Z.$10,000 or such other denomination of a Note specified in the relevant Pricing Supplement.

2.5 Register conclusive

(a) Entries in the Register in relation to a Note constitute conclusive evidence that the person so entered is the registered owner of the Note, subject to rectification for fraud or error.

(b) No Note will be registered in the name of more than four persons.

(c) A Note registered in the name of more than one person is held by those persons as joint tenants.

(d) Notes will be registered by name only without reference to any trusteeship.

(e) (i) The person registered in the Register as a Noteholder will be treated by the Issuer and the Registrar as absolute owner of that Note.

(ii) Neither the Issuer nor the Registrar is, except as ordered by a court or as required by statute, obliged to take notice of any other claim to a Note.

2.6 Holder absolutely entitled

Upon a person acquiring title to any Note by virtue of becoming registered as the owner of that Note, all rights and entitlements arising by virtue of the Deed Poll in respect of that Note vest absolutely in the registered owner of the Note, such that no person who has previously been registered as the owner of the Note has or is entitled to assert against the Issuer or the Registrar or the registered owner of the Note for the time being and from time to time any rights, benefits or entitlements in respect of the Note.

2.7 Location of Register

The Register will be established and maintained in Auckland, unless otherwise agreed with the Registrar.

2.8 Certificates

No certificate or other evidence of title will be issued by or on behalf of the Issuer to evidence title to a Note unless the Issuer:

(a) determines that certificates should be made available; or

(b) is required to do so pursuant to any applicable law or regulation.

2.9 Clearing Systems

Notes may be held in a Clearing System, in which case the rights of a person holding an interest in the Notes lodged in the Clearing System are subject to the rules and regulations of the Clearing System.

3. Transfers

3.1 Limits on transfer

(a) Notes, or interests in them, may only be transferred if the transfer is in compliance with the laws of the jurisdiction in which the transfer takes place and the transfer is made in a manner which would not require disclosure to investors under the Securities Act (N.Z.).

(b) Interests in Notes that have been entered in the Austraclear New Zealand System will be transferable only in accordance with the Austraclear New Zealand Rules.

(c) Where the Custodian is the Noteholder and the Note is lodged in the Austraclear New Zealand System, the Reserve Bank may, in its absolute discretion and, to the extent not prohibited by the Austraclear New Zealand Rules, instruct the Registrar to transfer the Note to the person in whose Security Account that Note is recorded without any consent or action of such transferee and, as a consequence, remove that Note from the Austraclear New Zealand System.

3.2 Transfer forms

(a) Application for the transfer of Notes not held in a Clearing System must be made by the lodgment of a transfer form with the Registrar at its Specified Office.

(b) Transfer forms are available from the Registrar.

(c) Each form must be:

(i) duly completed;

(ii) accompanied by such evidence (if any) as the Registrar may require to prove the title of the transferor or the transferor's right to transfer the Note and that the transfer form has been duly executed; and

(iii) signed by or on behalf of both the transferor and the transferee.

3.3 Marking

(a) The Registrar will provide a marking service under which the Registrar will upon request mark transfers to evidence the transferor's title to Notes in the principal amount and of the type shown in the transfer.

(b) A marked transfer form will only be recognised by the Registrar for 42 days from (and including) the date of marking.

3.4 Registration of transfer

(a) The transferor of a Note is deemed to remain the holder of that Note until the name of the transferee is entered in the Register in respect of that Note.

(b) Transfers will not be registered later than the Record Date immediately prior to the Maturity Date of the Notes.

3.5 No charge on transfer

Transfers will be registered without charge, provided taxes, duties or other governmental charges (if any) imposed in relation to the transfer have been paid.

3.6 Custodian as Noteholder

If the Custodian is recorded in the Register as the Noteholder, each Interest Holder is taken to acknowledge in favour of the Issuer, the Registrar and the relevant Noteholder (and, if the Noteholder is the Custodian, the Reserve Bank) that:

(a) the Registrar's decision to act as the Registrar of that Note is not a recommendation or endorsement by the Registrar or the relevant Noteholder (or, if the Noteholder is the Custodian, the Reserve Bank) in relation to that Note, but only indicates that the

Registrar considers that the holding of the Note is compatible with the performance by it of its obligations as Registrar under the Registry Services Agreement; and

(b) the Interest Holder does not rely on any fact, matter or circumstance contrary to paragraph (a).

3.7 Estates

A person becoming entitled to a Note as a consequence of the death or bankruptcy of a Noteholder or of a vesting order, or a person administering the estate of a Noteholder, may, upon producing such evidence as to that entitlement or status as the Registrar considers sufficient, transfer the Note or, if so entitled, become registered as the holder of the Note.

3.8 Unincorporated associations

A transfer to an unincorporated association is not permitted and a purported transfer to an unincorporated association is not effective.

3.9 Transfer of unidentified Notes

Where the transferor executes a transfer of less than all Notes of the relevant Tranche or Series registered in its name, and the specific Notes to be transferred are not identified, the Registrar may (subject to the limit on minimum holdings) register the transfer in respect of such of the Notes of the relevant Tranche or Series registered in the name of the transferor as the Registrar thinks fit, provided the aggregate principal amount of the Notes registered as having been transferred equals the aggregate principal amount of the Notes expressed to be transferred in the transfer.

4. Status

The Notes of each Series constitute direct and unsecured obligations of the Issuer ranking *pari passu* without any preference among themselves and with all other unsecured and unsubordinated obligations of the Issuer.

5. Negative Pledge

So long as any Notes shall be outstanding and payment thereof shall not have been made or duly provided for, the Issuer will not cause or permit to be created on any of its property or assets any mortgage, pledge or other lien or charge as security for any notes, bonds or other evidence of indebtedness heretofore or hereafter issued, assumed or guaranteed by the Issuer for money borrowed (other than purchase money mortgages and pledges or liens on property purchased by the Issuer as security for all or part of the purchase price thereof), unless the Notes shall be secured by such mortgage, pledge or other lien or charge equally and rateably with such other notes, bonds or evidences of indebtedness.

6. Fixed Rate Notes

This Condition 6 applies to the Notes only if the relevant Pricing Supplement states that it applies.

6.1 Interest on Fixed Rate Notes

Each Fixed Rate Note bears interest on its outstanding principal amount from (and including) the Interest Commencement Date to (but excluding) the Maturity Date at the Interest Rate. Interest is payable in arrear on each Interest Payment Date.

6.2 Fixed Coupon Amount

Unless otherwise specified in the relevant Pricing Supplement, the amount of interest payable on each Interest Payment Date in respect of the preceding Interest Period is the Fixed Coupon Amount specified in the relevant Pricing Supplement.

6.3 Calculation of interest payable

The amount of interest payable in respect of a Fixed Rate Note for any period for which a Fixed Coupon Amount is not specified in the relevant Pricing Supplement is calculated by multiplying the Interest Rate for that period, the outstanding principal amount of the Fixed Rate Note and the applicable Day Count Fraction.

7. Floating Rate Notes

This Condition 7 applies to the Notes only if the relevant Pricing Supplement states that it applies.

7.1 Interest on Floating Rate Notes

Each Floating Rate Note bears interest on its outstanding principal amount from (and including) the Interest Commencement Date to (but excluding) the Maturity Date at the Interest Rate.

Interest is payable in arrear:

(a) on each Interest Payment Date; or

(b) if no Interest Payment Date is specified in the relevant Pricing Supplement, each date that falls the number of months or other period specified as the Specified Period in the relevant Pricing Supplement after the preceding Interest Payment Date (or in the case of the first Interest Payment Date, after the Interest Commencement Date).

7.2 Interest Rate determination

The Interest Rate payable in respect of a Floating Rate Note must be determined by the Calculation Agent in accordance with these Conditions.

7.3 Fallback Interest Rate

Unless otherwise specified in the relevant Pricing Supplement, if, in respect of an Interest Period, the Calculation Agent is unable to determine a rate in accordance with Condition 7.2,

the Interest Rate for the Interest Period is the Interest Rate applicable to the Floating Rate Notes during the immediately preceding Interest Period.

7.4 ISDA Determination

If ISDA Determination is specified in the relevant Pricing Supplement as the manner in which the Interest Rate is to be determined, the Interest Rate applicable to the Floating Rate Notes for each Interest Period is the sum of the Margin and the ISDA Rate.

In this Condition:

(a) **"ISDA Rate"** means, for an Interest Period, a rate equal to the Floating Rate that would be determined by the Calculation Agent under a Swap Transaction if the Calculation Agent for the Floating Rate Notes were acting as Calculation Agent for that Swap Transaction under the terms of an agreement incorporating the ISDA Definitions and under which:

(i) the Floating Rate Option, the Designated Maturity and the Reset Date are as specified in the relevant Pricing Supplement; and

(ii) the Period End Dates are each Interest Payment Date, the Spread is the Margin and the Floating Rate Day Count Fraction is the Day Count Fraction; and

(b) **"Swap Transaction"**, **"Floating Rate"**, **"Calculation Agent"** (except references to **"Calculation Agent for the Floating Rate Notes"**), **"Floating Rate Option"**, **"Designated Maturity"**, **"Reset Date"**, **"Period End Date"**, **"Spread"** and **"Floating Rate Day Count Fraction"** have the meanings given to those terms in the ISDA Definitions.

7.5 Screen Rate Determination

If Screen Rate Determination is specified in the relevant Pricing Supplement as the manner in which the Interest Rate is to be determined, the Interest Rate applicable to the Floating Rate Notes for each Interest Period is the sum of the Margin and the Screen Rate.

In this Condition, **"Screen Rate"** means, for an Interest Period, the quotation offered for the Reference Rate appearing on the Relevant Screen Page at the Relevant Time on the Interest Determination Date. However:

(a) if there is more than one offered quotation displayed on the Relevant Screen Page at the Relevant Time on the Interest Determination Date, the **"Screen Rate"** means the rate calculated by the Calculation Agent as the average of the offered quotations. If there are more than five offered quotations, the Calculation Agent must exclude the highest and lowest quotations (or in the case of equality, one of the highest and one of the lowest quotations) from its calculation;

(b) if an offered quotation is not displayed by the Relevant Time on the Interest Determination Date or if it is displayed but the Calculation Agent determines that there is an obvious error in that rate, the **"Screen Rate"** means:

(i) the rate the Calculation Agent calculates as the average mean of the Reference Rates that each Reference Bank quoted to the leading banks in the Relevant Financial Centre specified in the relevant Pricing Supplement at the Relevant Time on the Interest Determination Date; or

(ii) where the Calculation Agent is unable to calculate a rate under paragraph (i) because it is unable to obtain at least two quotes, the rate the Calculation Agent

calculates as the average of the rates (being the nearest equivalent to the Reference Rate) quoted by two or more banks chosen by the Calculation Agent in the Relevant Financial Centre at approximately the Relevant Time on the Interest Determination Date for a period equivalent to the Interest Period to leading banks carrying on business in the Relevant Financial Centre in good faith; or

(c) if the relevant Pricing Supplement specifies an alternative method for the determination of the Screen Rate Determination, then that alternative method applies.

7.6 Bank Bill Rate Determination

If Bank Bill Rate Determination is specified in the relevant Pricing Supplement as the manner in which the Interest Rate is to be determined, the Interest Rate applicable to the Floating Rate Notes for each Interest Period is the sum of the Margin and the Bank Bill Rate.

In this Condition:

(a) **"Bank Bill Rate"** means, for an Interest Period, in the case of Notes denominated in New Zealand dollars, the "FRA" Rate for Bills having a tenor closest to the Interest Period as displayed on the "BKBM" page of the Reuters Monitor System (or its successor page) on the first day of that Interest Period.

However, if the average mid rate is not displayed as close as reasonably practicable to 10:45 a.m. (New Zealand time) on that day, or if it is displayed but the Calculation Agent determines that there is an obvious error in that rate, **"Bank Bill Rate"** means the rate determined by the Calculation Agent in good faith as close as reasonably practicable to 10:45 a.m. (New Zealand time) on that day, having regard, to the extent possible, to the mid rate of the rates otherwise bid and offered for bank accepted Bills of that tenor at or around that time; and

(b) **"Bill"** has the meaning given in the Bills of Exchange Act 1908 and a reference to the acceptance of a Bill is to be interpreted in accordance with that Act.

7.7 Interpolation

If the relevant Pricing Supplement states that **"Linear Interpolation"** applies to an Interest Period, the Interest Rate for that Interest Period is determined through the use of straight line interpolation by reference to two ISDA Rates, Screen Rates, Bank Bill Rates or other floating rates specified in the relevant Pricing Supplement.

The first rate must be determined as if the Interest Period were the period of time for which rates are available next shorter than the length of the Interest Period (or any alternative Interest Period specified in the relevant Pricing Supplement).

The second rate must be determined as if the Interest Period were the period of time for which rates are available next longer than the length of the Interest Period (or any alternative Interest Period specified in the relevant Pricing Supplement).

8. Structured Notes

This Condition 8 applies to the Notes only if the relevant Pricing Supplement states that it applies.

8.1 Interest on Structured Notes

Each interest-bearing Structured Note bears interest on its outstanding principal amount from (and including) the Interest Commencement Date to (but excluding) the Maturity Date at the Interest Rate.

Interest is payable in arrear:

(a) on each Interest Payment Date; or

(b) if no Interest Payment Date is specified in the relevant Pricing Supplement, each date that falls the number of months or other period specified as the Specified Period in the relevant Pricing Supplement after the preceding Interest Payment Date (or in the case of the first Interest Payment Date, after the Interest Commencement Date).

8.2 Interest Rate

The Interest Rate payable in respect of an interest-bearing Structured Note must be determined in the manner specified in the relevant Pricing Supplement.

9. General provisions applicable to interest

9.1 Maximum or Minimum Interest Rate

If the relevant Pricing Supplement specifies a Maximum Interest Rate or Minimum Interest Rate for any Interest Period, the Interest Rate for the Interest Period must not be greater than the maximum, or be less than the minimum, so specified.

9.2 Calculation of Interest Rate and interest payable

The Calculation Agent must, as soon as practicable after determining the Interest Rate in relation to each Interest Period for each Floating Rate Note and interest-bearing Structured Note, calculate the amount of interest payable for the Interest Period in respect of the outstanding principal amount of that Note.

Unless otherwise specified in the relevant Pricing Supplement, the amount of interest payable is calculated by multiplying the product of the Interest Rate for the Interest Period and the outstanding principal amount of the Note by the applicable Day Count Fraction.

The rate determined by the Calculation Agent must be expressed as a percentage rate per annum.

9.3 Calculation of other amounts

If the relevant Pricing Supplement specifies that any other amount is to be calculated by the Calculation Agent, the Calculation Agent must, as soon as practicable after the time at which that amount is to be determined, calculate the amount in the manner specified in the relevant Pricing Supplement.

9.4 Notification of Interest Rate, interest payable and other items

The Calculation Agent must notify the Issuer, the Registrar, the Noteholders, each other Agent and any stock exchange or other relevant authority on which the Notes are listed of:

(a) each Interest Rate, the amount of interest payable and each other amount, item or date calculated or determined by it together with the Interest Payment Date; and

(b) any amendment to any amount, item or date referred to in paragraph (a) arising from any extension or reduction in any Interest Period or calculation period.

The Calculation Agent must give notice under this Condition as soon as practicable after it makes its determination. However, it must give notice of each Interest Rate, the amount of interest payable and each Interest Payment Date by the fourth day of the Interest Period.

The Calculation Agent may amend its determination of any amount, item or date (or make appropriate alternative arrangements by way of adjustment) as a result of the extension or reduction of the Interest Period or calculation period without prior notice but must notify the Issuer, the Registrar, the Noteholders, each other Agent and each stock exchange or other relevant authority on which the Notes are listed after doing so.

9.5 Determination final

The determination by the Calculation Agent of all amounts, rates and dates falling to be determined by it under these Conditions is, in the absence of manifest error, final and binding on the Issuer, the Registrar, each Noteholder and each other Agent.

9.6 Rounding

For the purposes of any calculations required under these Conditions (unless otherwise specified in the relevant Pricing Supplement):

(a) all percentages resulting from the calculations must be rounded, if necessary, to the nearest one ten-thousandth of a percentage point (with 0.00005 per cent. being rounded up to 0.0001 per cent.);

(b) all figures must be rounded to four decimal places (with halves being rounded up); and

(c) all amounts that are due and payable must be rounded (with halves being rounded up) to one cent.

10. Redemption

10.1 Scheduled redemption

Each Note is redeemable by the Issuer on the Maturity Date at its Redemption Amount unless:

(a) the Note has been previously redeemed; or

(b) the Note has been purchased and cancelled; or

(c) the relevant Pricing Supplement states that the Note has no fixed Maturity Date.

10.2 Partly Paid Notes

Each Partly Paid Note is redeemable on the Maturity Date in accordance with the relevant Pricing Supplement.

10.3 Instalment Notes

Each Instalment Note is partially redeemable in the Instalment Amounts and on the Instalment Dates specified in the relevant Pricing Supplement. The principal amount of each Instalment Note is reduced by the Instalment Amount with effect from the related Instalment Date.

10.4 Early redemption at option of Noteholders (Noteholder put)

If the relevant Pricing Supplement states that a Noteholder may require the Issuer to redeem all or some of the Notes of a Series held by that Noteholder before their Maturity Date, the Issuer must redeem the Notes specified by the Noteholder at the Redemption Amount and any interest accrued on it to (but excluding) the redemption date if the following conditions are satisfied:

(a) the amount of Notes to be redeemed is, or is a multiple of, their Denomination;

(b) the Noteholder has given at least 30 days' (and no more than 60 days') (or any other period specified in the relevant Pricing Supplement) notice, to the Issuer and the Registrar by delivering to the Specified Office of the Registrar during normal business hours a completed and signed redemption notice in the form obtainable from the Specified Office of the Registrar together with any evidence the Registrar may require to establish title of the Noteholder to the Note;

(c) the notice referred to in paragraph (b) specifies an account in the country of the currency in which the Note is denominated to which the payment should be made or an address to where a cheque for payment should be sent;

(d) the redemption date is an Early Redemption Date (Put) specified in the relevant Pricing Supplement; and

(e) any other condition specified in the relevant Pricing Supplement is satisfied.

A Noteholder may not require the Issuer to redeem any Note under this Condition 10.4 if the Issuer has given notice that it will redeem that Note under Condition 10.5.

10.5 Early redemption at option of Issuer (Issuer call)

If the relevant Pricing Supplement states that the Issuer may redeem all or some of the Notes of a Series before their Maturity Date under this Condition, the Issuer may redeem so many of the Notes specified in the relevant Pricing Supplement at the Redemption Amount and any interest accrued on it to (but excluding) the redemption date.

However, the Issuer may only do so if:

(a) the amount of Notes to be redeemed is, or is a multiple of, their Denomination;

(b) the Issuer has given at least 30 days' (and no more than 60 days') (or any other period specified in the relevant Pricing Supplement) notice to the Registrar, the Noteholders, each other Agent and any stock exchange or other relevant authority on which the Notes are listed;

(c) the proposed redemption date is an Early Redemption Date (Call) specified in the relevant Pricing Supplement; and

(d) any other condition specified in the relevant Pricing Supplement is satisfied.

10.6 Partial redemptions

If only some of the Notes are to be redeemed under Condition 10.5, the Notes to be redeemed must be specified in the notice and selected:

(a) in a fair and reasonable manner; and

(b) in compliance with any applicable law, directive or requirement of any stock exchange or other relevant authority on which the Notes are listed.

10.7 Effect of notice of redemption

Any notice of redemption given under Condition 10.4 or 10.5 is irrevocable.

10.8 Purchase of Notes

(a) The Issuer may at any time purchase Notes in the open market or otherwise and at any price.

(b) All unmatured Notes purchased in accordance with this Condition may be held, resold, re-issued or cancelled at the discretion of the Issuer, subject to compliance with all legal and regulatory requirements.

11. Event of Default

If, in respect of the Notes of a Series, the Issuer defaults in the payment of principal of, or premium (if any) or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for, any bonds (including the Notes), notes or similar obligations that have been issued, assumed or guaranteed by the Issuer, and such default continues for a period of 90 days (an **"Event of Default"**), then the Noteholder of a Note of that same Series may by written notice to the Issuer at its principal office (with a copy to the Registrar), effective upon receipt by the Registrar, declare the Redemption Amount (together with all accrued interest (if any)) applicable to each Note of that Series held by the Noteholder to be due and payable and, on the 30th day after such notice shall be so delivered, such amount shall become immediately due and payable without presentation, demand, protest or other notice of any kind, all of which the Issuer expressly waives, unless prior to that time all Events of Default in respect of all Notes of the same Series shall have been remedied.

12. Payments

12.1 Record Date

Payments to Noteholders will be made according to the particulars recorded in the Register at 5:00 p.m. (local time) on the relevant Record Date.

12.2 Joint holders

When a Note is held jointly, payment will be made to the holders in their joint names unless requested otherwise.

12.3 Payments to accounts

(a) Payments in respect of each Note will be made by crediting on the relevant Interest Payment Date, in the case of payments of interest, or on the due date for redemption or repayment, in the case of payments of principal, the amount then due to:

(i) if the Note is held in the Austraclear New Zealand System, the account of the Custodian previously notified to the Registrar, or, if requested by the Reserve Bank, the accounts of the persons in whose Security Account the Note is recorded as previously notified by the Reserve Bank to the Registrar in accordance with the Austraclear New Zealand Rules; or

(ii) if the Note is not held in the Austraclear New Zealand System, an account previously notified by the registered owner of the Note to the Registrar.

(b) If the registered owner of the Note has not notified the Registrar of such an account by close of business on the relevant Record Date or upon application by the registered owner of the Note to the Registrar no later than close of business on the relevant Record Date, payments in respect of the relevant Note will be made by cheque, mailed on the relevant Interest Payment Date in the case of payments of interest or on the due date for redemption or repayment, in the case of payments of principal, at the Noteholder's risk to the registered owner (or to the first named of joint registered owners) of such Note at the address appearing in the Register as at the Record Date.

(c) Cheques to be despatched to the nominated address of a Noteholder will in such cases be deemed to have been received by the Noteholder:

(i) on the relevant Interest Payment Date, in the case of payments of interest; or

(ii) on the due date for redemption or repayment, in the case of payments of principal,

and no further amount will be payable by the Issuer in respect of the relevant Note as a result of payment not being received by the Noteholder on the due date.

12.4 Payments to Registrar or Paying Agent

Unless otherwise agreed between the Issuer and the Registrar, the Issuer must pay amounts due under each Note to a bank account in Auckland in the name of the Issuer operated by the Registrar or the Paying Agent.

12.5 Payment constitutes release

Any payment made by or on behalf of the Issuer to the Registrar or the Paying Agent for the account of a person whose name is, at the time such payment is made, entered in the Register as the holder of a Note constitutes for all purposes an absolute and unconditional release and discharge of the Issuer, to the extent of such payment, of all obligations and indebtedness in respect of the Note in relation to which the payment was made.

12.6 Business Days

If a payment is due under a Note on a day that is not a Business Day, the Noteholder is entitled to payment of such amount in accordance with the Applicable Business Day Convention and is not entitled to any interest or other payment in respect of any such delay.

12.7 Late payment

If any amount is not paid when due, then:

(a) for a Note (other than a Zero Coupon Note or a Structured Note), interest continues to accrue on the unpaid amount (both before and after any demand or judgment) at the default rate specified in the relevant Pricing Supplement (or, if no default rate is specified, the last applicable Interest Rate) until the earlier of (i) the date on which payment is made to the Noteholder, or (ii) the 14th calendar day following the receipt of such payment by the appointed Paying Agent therefor;

(b) for a Zero Coupon Note, the obligation to pay the amount is replaced by an obligation to pay the Amortised Face Amount recalculated as at the earlier of (i) the date on which payment is made to the Noteholder, or (ii) the 14th calendar day following the receipt of such payment by the appointed Paying Agent therefor; and

(c) for a Structured Note as specified in the relevant Pricing Supplement:

(i) interest continues to accrue at the default rate specified in the relevant Pricing Supplement (or, if no default rate is specified, the last applicable Interest Rate) until the earlier of (i) the date on which payment is made to the Noteholder, or (ii) the 14th calendar day following the receipt of such payment by the appointed Paying Agent therefor; or

(ii) the obligation to pay the amount is replaced by an obligation to pay an amount determined in the manner specified in the relevant Pricing Supplement.

Each payment (whether in respect of principal, interest or otherwise) will be subject to any fiscal or other laws and regulations applicable thereto.

12.8 General payments provision

Each payment (whether in respect of principal, interest or otherwise) will be subject to any fiscal or other laws and regulations applicable thereto.

13. Further issues

The Issuer may from time to time, without the consent of the Noteholders, issue further notes having the same terms and conditions as the Notes of any Series in all respects (or in all respects except for the first payment of interest, if any, on them and/or their denomination) so that such further issue shall be consolidated and so form a single Series with the Notes of that Series.

14. Time limit for claims

A claim against the Issuer for a payment under a Note is void unless such claim is made within:

(a) five years of the relevant Interest Payment Date in the case of a claim in respect of the payment of interest, provided that, if the Issuer has not made provision for full payment of such interest to be made on the relevant Interest Payment Date, such claim must be made within five years of such later date on which provision for full payment has been made by the Issuer; or

(b) five years of the relevant Maturity Date in the case of a claim in respect of the payment of principal, provided that, if the Issuer has not made provision for full payment of such principal to be made on the relevant Maturity Date, such claim must be made within five years of such later date on which provision for full payment has been made by the Issuer.

15. Notices

15.1 To Issuer and Registrar

A notice or other communication in connection with a Note to the Issuer or the Registrar must be in writing and may be given by prepaid post or delivery to the address of the addressee as agreed between those parties from time to time or as specified in the Information Memorandum or the relevant Pricing Supplement.

15.2 To Noteholders

A notice or other communication in connection with a Note to the Noteholder must be in writing and may be given by:

(a) an advertisement published in *The New Zealand Herald* or any other newspaper or newspapers circulating in New Zealand generally or, if the relevant Pricing Supplement specifies an additional or alternative newspaper, an advertisement published in that newspaper; or

(b) prepaid post or delivery to the address of each Noteholder or any relevant Noteholder as shown in the Register at the close of business three Business Days (in the place where the Register is maintained for the time being) prior to the dispatch of the relevant notice or communication.

15.3 Effective on receipt

Unless a later time is specified in it, a notice, approval, consent or other communication takes effect from the time it is received, except that if it is received after 5:00 p.m. in the place of receipt or on a non-business day in that place, it is to be taken to be received at 9:00 a.m. on the next succeeding Business Day in that place.

15.4 Proof of receipt

Subject to Condition 15.3, proof of posting of a letter, publication of a communication or delivery of a communication is proof of receipt:

(a) in the case of a letter, on the third (seventh, if outside New Zealand) day after posting;

(b) in the case of a publication, on the date of such publication; and

(c) in the case of a delivery, at the time of delivery to the relevant address.

16. Meetings of Noteholders

(a) Meetings of Noteholders may be convened in accordance with the Meetings Provisions.

(b) Any such meeting may consider any matters affecting the interests of Noteholders, including, without limitation, the variation of the terms of the Notes by the Issuer and the granting of approvals, consents and waivers.

17. Amendments

(a) These Conditions, the Deed Poll and the provisions of a Pricing Supplement may be amended by the Issuer, and an Agency Agreement may be amended by the Issuer and the relevant Agent, in each case without the consent of any Noteholder:

(i) for the purposes of curing any ambiguity, or correcting or supplementing any defective or inconsistent provisions therein; or

(ii) in the case of these Conditions, the Deed Poll and the provisions of a Pricing Supplement, in any manner that the Issuer deems, or in the case of an Agency Agreement, in any other manner that the Issuer and the relevant Agent deem, necessary or desirable and that does not adversely affect the interests of the Noteholders.

(b) These Conditions and the Deed Poll may otherwise be varied by the Issuer with the approval of the Noteholders by Extraordinary Resolution. An Agency Agreement may be varied in accordance with that agreement.

(c) A variation will take effect in relation to all subsequent Noteholders.

(d) A variation that affects only a particular Series or Tranche of Notes may be approved solely by the Noteholders of such Series or Tranche.

(e) These Conditions may be amended, modified or varied in relation to any Series of Notes by the terms of the relevant Pricing Supplement in relation to such Series.

18. Agents

18.1 Role of Agents

(a) In acting under an Agency Agreement in connection with the Notes, the Agent acts solely as agent of the Issuer and does not assume any obligations towards or relationship of agency or trust for or with any of the Noteholders.

(b) However, any funds received by an Agent in accordance with the relevant Agency Agreement shall, pending their application in accordance with that Agency Agreement, be held by it in a segregated account which shall be held for the benefit of the persons entitled thereto.

18.2 Change of Agent

(a) The Issuer reserves the right at any time to terminate the appointment of an Agent in accordance with the relevant Agency Agreement and to appoint successor or additional agents, provided, however, that the Issuer must at all times maintain the

appointment of a registrar in respect of each Series with its specified office in New Zealand.

(b) Notice of any such termination of appointment will be given to the Noteholders in accordance with Condition 15.

19. Calculation Agent

(a) If a Calculation Agent is specified in the relevant Pricing Supplement, the Issuer shall at all times maintain a Calculation Agent.

(b) As soon as practicable after the relevant time on such date as these Conditions or the relevant Pricing Supplement may require any:

(i) Amortised Face Amount, Early Redemption Amount, or any other amount to be calculated by the Calculation Agent; or

(ii) quote to be obtained by the Calculation Agent; or

(iii) determination or calculation to be made by the Calculation Agent,

the Calculation Agent will:

(iv) determine the Interest Rate in respect of each denomination of the Notes for the relevant Interest Accrual Period, Interest Period or Interest Payment Date; or

(v) calculate the Amortised Face Amount, Early Redemption Amount or other amount; or

(vi) obtain such quote or make such determination or calculation,

and it will cause the Interest Rate for each Interest Accrual Period, Interest Period or Interest Payment Date and, if required to be calculated, any Amortised Face Amount, Early Redemption Amount or other amount, to be notified to the Registrar and the Issuer as soon as possible after its determination, but in no event later than 5:00 p.m. on the Business Day on which such calculation is made.

(c) The Calculation Agent must obtain relevant quotes from appropriate banks or reference agents or obtain information from such other sources as are specified in these Conditions or the relevant Pricing Supplement or, failing which, as the Calculation Agent deems appropriate.

(d) The calculations and determinations made by the Calculation Agent shall, in the absence of manifest error, be final and binding on the parties.

20. Governing law and jurisdiction

20.1 Governing law

These Conditions are governed by, and are to be construed in accordance with, New Zealand law.

20.2 Jurisdiction

(a) **Submission to jurisdiction**

Subject to paragraph (b), the Issuer submits, and each Noteholder is taken to have submitted, to the non-exclusive jurisdiction of the courts of New Zealand and courts of appeal from them.

(b) **Article 50**

However:

(i) in accordance with paragraph 2 of Article 50 of the Charter, no action shall be brought against the Issuer by any of its members, or by any agency or instrumentality of a member, or by any entity or person directly or indirectly acting for or deriving claims from a member, or from any agency or instrumentality of a member; and

(ii) in accordance with paragraph 3 of Article 50 of the Charter, the property and assets of the Issuer shall, wheresoever located and by whomsoever held, be immune from all forms of seizure, attachment or execution before the delivery of final judgment against it.

20.3 Serving documents

Without preventing any other method of service, any document in any action may be served on:

(a) **Issuer**

the Issuer, by being left for it with its process agent referred to in Condition 20.4; and

(b) **Noteholder**

a Noteholder by being delivered or left at its registered office or principal place of business.

20.4 Agent for service of process

(a) **Appointment**

The Issuer appoints Bell Gully, Vero Centre, 48 Shortland Street, Auckland, New Zealand as its agent for the service of any document referred to in clause 20.3.

(b) **Ceasing to act**

If for any reason that person ceases act as such, the Issuer will immediately appoint another person with an office located in New Zealand to receive any such document and promptly notify the Registrar of that appointment.

21. Taxation

The Notes (and any interest thereon) are not exempt from taxation generally.

Under the Charter, the Issuer is not under any obligation to withhold or pay any tax imposed by any member country in respect of the Notes. Accordingly, payments in respect of principal, premium (if any) and interest due on the Notes will be paid to the relevant Agent without deduction by the Issuer in respect of any such tax.

Under the Charter, payments in respect of principal, premium (if any) and interest due on the Notes are not subject to any tax by a member country:

(a) which tax discriminates against the Notes solely because they are issued by the Issuer; or

(b) if the sole jurisdictional basis for the tax is the place or currency in which the Notes are issued, made payable or paid, or the location of any office or place of business maintained by the Issuer.

Payments in respect of the Notes will be made without gross-up for any present or future taxes, duties, assessments or governmental charges whatsoever.

Form of Pricing Supplement

Series No.: [ ]

Tranche No.: [ ]

ASIAN DEVELOPMENT BANK

N.Z.$5,000,000,000 Domestic Medium-Term Note Programme

Issue of

[Aggregate Principal Amount of Tranche]

[Title of Notes]

This Pricing Supplement (as referred to in the Information Memorandum dated 27 January 2010 and Deed Poll dated 27 January 2010 in relation to the above Programme) relates to the Tranche of Notes referred to above. The particulars to be specified in relation to such Tranche are as follows.

The Issuer is not a registered bank in New Zealand pursuant to the Reserve Bank of New Zealand Act 1989. The Notes are not the obligations of any government and, in particular, are not guaranteed by the Government of New Zealand.

1	Description of Notes:	[Fixed Rate/Floating Rate/Zero Coupon/Index Linked/Instalment/other] [Notes][Bonds][Instruments]
2	Issuer:	Asian Development Bank
[3]	[Lead Manager[s]:]	[Specify]
[4]	Dealer[s]:	[Specify]
[5]	Registrar [and Paying Agent]:	Computershare Investor Services Limited
[6]	[Paying Agent:]	[Specify]
[7]	Type of Issue:	[Private/Syndicated Issue]
[8]	Currency:	
	(a) of Denomination	N.Z.$
	(b) of payment	N.Z.$
[9]	Aggregate principal amount of Tranche:	[Specify]
[10]	[If interchangeable with existing Series:]	[Specify]

[11]	Issue Date:	[Specify]
[12]	Issue Price:	[Specify]
[13]	Denomination(s):	[Specify]
[14]	Rating:	
	Programme Rating:	As at the date of this Pricing Supplement, the Programme has been rated [AAA] by Standard & Poor's Ratings Services, a division of the McGraw-Hill Companies, Inc., [AAA] by Fitch, Inc. and [Aaa] by Moody's Investors Service, Inc.
	[Notes Rating:	As at the date of this Pricing Supplement, the Notes have been rated [AAA] by Standard & Poor's Ratings Services, a division of the McGraw-Hill Companies, Inc., [AAA] by Fitch, Inc. and [Aaa] by Moody's Investors Service, Inc.]
[15]	Business Day:	[Specify]
[16]	[If the Notes are Fixed Rate Notes:]	[Condition 6 shall [not] apply]
	Fixed coupon amount:	[Specify]
	Interest Rate:	[Specify]
	[Interest Commencement Date, if not Issue Date:]	[Specify]
	Interest Payment Dates:	[Specify]
	Interest Period End Dates:	[Specify]
	Business Day Convention:	[Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/No Adjustment/other]
	(a) for Interest Payment Dates:	[Specify]
	(b) for Maturity Date:	[Specify]
	(c) for Interest Period End Dates:	[Specify]
	(d) for any other dates:	[Specify]
	Day Count Fraction:	[Specify]
[17]	[If the Notes are Floating Rate Notes:]	[Condition 7 shall [not] apply]
	Calculation Agent:	[Computershare Investor Services Limited][Specify]
	Interest Commencement Date, if not Issue Date:	[Specify/Not applicable]
	Interest Rate:	[Specify method of calculation]
	Interest Payment Dates:	[Specify dates or the specified period]

Interest Period End Dates:	[Specify]
Business Day Convention:	[Floating Rate Convention/ (specify Interest Period)/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/No Adjustment/other]
(a) for Interest Payment Dates:	[Specify]
(b) for Maturity Date:	[Specify]
(c) for Interest Period End Dates:	[Specify]
(d) for any other dates:	[Specify]
Margin:	[Specify] (state if positive or negative)
Day Count Fraction:	[Specify]
Fallback interest rate:	[Specify/Not applicable]
Interest Rate Determination:	[ISDA Determination/Screen Rate Determination/ Bank Bill Rate Determination]
[If ISDA Determination applies, specify]	
Floating rate option:	[Specify]
Reset Date:	[Specify]
Designated Maturity:	[Specify]
[If Screen Rate Determination applies, specify]	
Relevant Screen Page:	[Specify]
Relevant Time:	[Specify]
Reference Rate:	[Specify]
Reference Banks:	[Specify]
Interest Determination Date:	[Specify]
Relevant Financial Centre:	[Applicable/Not applicable]
[If Bank Bill Rate Determination applies, specify]	
Bank Bill Rate:	[Yes/No] [Set out any variation to the Conditions]
[If Linear Interpolation applies, specify]	

[18]	[If Notes are Structured Notes:]	[Condition 8 shall [not] apply]
		[Specify full interest determination provisions, including Interest Commencement Date, rate or calculation basis for interest or actual amounts of interest payable, amount and dates for payment, Minimum Interest Rate/Maximum Interest Rate]
	Calculation Agent:	[Computershare Investor Services Limited][Specify]
[19]	[Amortisation Yield:]	[Specify] [In the case of Zero Coupon Notes, specify the reference price]
[20]	[If Notes are Instalment Notes:]	[Specify details of Instalments including Instalment Amount and Instalment Dates]
[21]	[If Notes are Partly Paid Notes:]	[Specify details]
[22]	[Business Day Convention (for payment of principal):]	[Specify]
[23]	Redemption Amount:	[Specify any variations to the Redemption Amount as defined in the Conditions. If nothing is specified, the Redemption Amount will correspond with the outstanding principal amount]
[24]	[Early Redemption Amount:]	[Specify]
[25]	[Early Redemption Date (Call):]	[Specify]
[26]	[Early Redemption Date (Put):]	[Specify]
27	Maturity Date:	[Specify. In the case of Instalment Notes, insert the date on which the last principal instalment is payable]
28	Record Date:	[Specify]
29	Listing:	[Specify][Not applicable]
30	Any Clearing System other than Austraclear New Zealand:	[Euroclear and Clearstream][Not applicable]
31	ISIN:	[Specify]
32	Common Code:	[Specify]
[33]	[Additional or alternative newspapers:]	[Specify any additional or alternative newspapers for the purposes of Condition 15.2]
[34]	[Other Conditions:]	[ ]
[35]	Additional selling restrictions:	[Specify]
[36]	[Recent developments:]	[ ]

CONFIRMED

ASIAN DEVELOPMENT BANK

By: ....

Date: ....

New Zealand and United States Federal Taxation

The following is a summary of the New Zealand and United States federal withholding tax treatment at the date of this Information Memorandum of payments of principal and interest on the Notes. This summary addresses the New Zealand and United States federal withholding tax treatments of Noteholders. It does not address all New Zealand and United States federal tax issues (including income tax issues) that may be relevant to Noteholders.

Prospective Noteholders (including prospective holders of a beneficial interest in a Note) should seek independent advice on the New Zealand and United States federal tax implications applicable to them.

New Zealand

The following describes tax consequences under New Zealand laws currently in effect:

Non-resident withholding tax

The Issuer enjoys certain exemptions from New Zealand tax under the International Finance Agreements Act and the Income Tax Act 2007. As a result, the Issuer and the Paying Agent are not required to withhold New Zealand non-resident withholding tax from any payment of premium or interest in respect of the Notes where the beneficial owner of the Note is a non-resident of New Zealand and does not carry on business through a fixed establishment in New Zealand.

Resident withholding tax

As a result also, the Issuer is exempt from the requirement to withhold resident withholding tax ("**RWT**") from any payment of premium or interest in respect of a Note to a New Zealand resident beneficial owner (or a non-resident beneficial owner engaged in business through a fixed establishment in New Zealand). The Registrar will not have an obligation under the Income Tax Act 2007 to withhold RWT if the person receiving the payment from the Registrar has a valid certificate of exemption from RWT and has submitted a copy to the Registrar.

No gross-up

Payments in respect of the Notes will be made without gross-up for any present or future taxes, duties, assessments or governmental charges whatsoever.

Goods and Services Tax

Neither the issue nor receipt of a Note will give rise to any goods and services tax liability in New Zealand.

Stamp Duty

New Zealand does not have a stamp duty regime.

United States Federal Income Taxation

IRS Circular 230 Notice:

TO ENSURE COMPLIANCE WITH INTERNAL REVENUE SERVICE (THE "IRS") CIRCULAR 230, PROSPECTIVE INVESTORS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES CONTAINED OR REFERRED TO HEREIN OR IN ANY RELEVANT PRICING SUPPLEMENT OR ANY DOCUMENT REFERRED TO HEREIN OR THEREIN IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY PROSPECTIVE INVESTORS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THEM UNDER THE INTERNAL REVENUE CODE OF 1986 AS AMENDED; (B) SUCH DISCUSSION IS WRITTEN FOR USE IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE NOTES; AND (C) PROSPECTIVE INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following is a summary of certain United States federal income tax considerations that may be relevant to a holder of a Note that is a citizen or resident of the United States or a domestic corporation or that otherwise is subject to United States federal income taxation on a net income basis in respect of the Note (a "*United States holder*"). This summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change (possibly with retroactive effect). Unless otherwise stated, this summary deals only with United States holders who acquire the Notes as part of the initial offering of the Notes at their issue price and who will hold Notes as capital assets. This summary does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax-exempt entities, insurance companies, dealers in securities or currencies, traders in securities electing to mark to market, persons that will hold Notes as a position in a "straddle" or conversion transaction, or as part of a "synthetic security" or other integrated financial transaction or persons that have a "functional currency" other than the U.S. dollar. Any special United States federal income tax considerations relevant to a particular issue of Notes, including any Indexed Notes, will be provided in the relevant Pricing Supplement.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds Notes, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that acquires or holds the Notes should consult its own tax advisers.

Investors should consult their own tax advisors in determining the tax consequences to them of holding Notes, including the application to their particular situation of the United States federal income tax considerations discussed below, as well as the application of U.S. federal alternative minimum, estate and gift tax laws, U.S. state, local, foreign or other tax laws.

Payments of Interest

Payments of interest on a Note will be taxable to a United States holder as ordinary interest income at the time that such payments are accrued or are received (in accordance with the United States holder's method of tax accounting). The amount of interest income realized by a United States holder that uses the cash method of tax accounting will be the U.S. dollar value of the New Zealand dollar payment based on the exchange rate in effect on the date of receipt regardless of whether the payment in fact is converted into U.S. dollars. A United States holder that uses the accrual method of accounting for tax purposes will accrue interest income on the Note in New Zealand dollars and translate the amount accrued into U.S. dollars based on the average exchange rate in effect during the interest accrual period (or portion thereof within the United States holder's taxable year), or, at the accrual basis United States holder's election, at the spot rate of exchange on the last day of the accrual period (or the last day of the taxable year within such accrual period if the accrual period spans more than one taxable year), or at the spot rate of exchange on the date of receipt, if such date is within five business days of the last day of the accrual period. A United States holder that makes such election must apply it consistently to all debt instruments from year to year and cannot change the election without the consent of the IRS. A United States holder that uses the accrual method of accounting for tax purposes will recognize foreign currency gain or loss, as the case may be, on the receipt of an interest payment made with respect to a Note if the exchange rate in effect on the date the payment is received differs from the rate applicable to a previous accrual of that interest income. This foreign currency gain or loss will be treated as ordinary income or loss but generally will not be treated as an adjustment to interest income received on the Note.

Purchase, Sale and Retirement of Notes

A United States holder's tax basis in a Note generally will equal the cost of such Note to such holder, increased by any amounts includible in income by the holder as original issue discount and market discount and reduced by any amortized premium (each as described below) and any payments other than payments of qualified stated interest made on such Note. The cost of such Note to a United States holder will generally be the U.S. dollar value of the New Zealand dollar purchase price on the date of purchase. In the case of a Note that is traded on an established securities market, a cash basis United States holder (and, if it so elects, an accrual basis United States holder) will determine the U.S. dollar value of the cost of such Note by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. The amount of any subsequent adjustments to a United States holder's tax basis in a Note in respect of original issue discount, market discount and

premium denominated in a New Zealand dollars will be determined in the manner described under "—Original Issue Discount" and "—Premium and Market Discount" below. The conversion of U.S. dollars to New Zealand dollars and the immediate use of New Zealand dollars to purchase a Note generally will not result in taxable gain or loss for a United States holder.

Upon the sale, exchange or retirement of a Note, a United States holder generally will recognize gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (less any amounts attributable to accrued but unpaid interest not previously included in income, which will be taxable as such) and the United States holder's tax basis in such Note. The amount realized will generally be the U.S. dollar value of the New Zealand dollars received calculated at the exchange rate in effect on the date the Note is disposed of or retired. In the case of a Note that is traded on an established securities market, a cash basis United States holder, and if it so elects, an accrual basis United States holder will determine the U.S. dollar value of the New Zealand dollar amount realized by translating such amount at the spot rate on the settlement date of the sale. The election available to accrual basis United States holders in respect of the purchase and sale of Notes traded on an established securities market, discussed above, must be applied consistently to all debt instruments from year to year and cannot be changed without the consent of the IRS.

Except as discussed below with respect to market discount and foreign currency gain or loss, gain or loss recognized by a United States holder generally will be long-term capital gain or loss if the United States holder has held the Note for more than one year at the time of disposition. Long-term capital gains recognized by an individual holder generally are subject to tax at a reduced rate, which rates currently are scheduled to increase on January 1, 2011. The deductibility of capital losses is subject to limitations.

Gain or loss recognized by a United States holder on the sale, exchange or retirement of a Note generally will be treated as ordinary income or loss to the extent that the gain or loss is attributable to changes in exchange rates during the period in which the holder held such Note. This foreign currency gain or loss will not be treated as an adjustment to interest income received on the Notes.

Original Issue Discount

In general, if the issue price of a note (the first price at which a substantial amount of the notes is sold to investors) is less than its principal amount by more than a de minimis amount, the note will be considered to have original issue discount ("OID", and such note, an "Original Issue Discount Note"). United States holders of Original Issue Discount Notes generally will be subject to the special tax accounting rules for obligations issued with OID provided by the Internal Revenue Code of 1986, as amended, and certain regulations promulgated thereunder (the "*OID Regulations*"). United States holders of such Notes should be aware that, as described in greater detail below, they generally must include OID in ordinary gross income for United States federal income tax purposes as it accrues, in advance of the receipt of cash attributable to that income.

In general, each United States holder of an Original Issue Discount Note, whether such holder uses the cash or the accrual method of tax accounting, will be required to include in ordinary gross income the sum of the "daily portions" of OID on the Note for all days during the taxable year that the United States holder owns the Note. The daily portions of OID on an Original Issue Discount Note are determined by allocating to each day in any accrual period a ratable portion of the OID allocable to that accrual period. Accrual periods may be any length and may vary in length over the term of an Original Issue Discount Note, provided that no accrual period is longer than one year and each scheduled payment of principal or interest occurs on either the final day or the first day of an accrual period. In the case of an initial holder, the amount of OID on an Original Issue Discount Note allocable to each accrual period is determined by (a) multiplying the "adjusted issue price" (as defined below) of the Original Issue Discount Note at the beginning of the accrual period by the yield to maturity of such Original Issue Discount Note (appropriately adjusted to reflect the length of the accrual period) and (b) subtracting from that product the amount (if any) of qualified stated interest (as defined below) allocable to that accrual period.

The yield to maturity of a Note is the discount rate that causes the sum of the present values of all future payments on the Note (principal and interest, if any) as of its original issue date to equal the issue price of such Note. The "*adjusted issue price*" of an Original Issue Discount Note at the

beginning of any accrual period will generally be the sum of its issue price (generally including accrued interest, if any) and the amount of OID allocable to all prior accrual periods, reduced by the amount of all payments other than payments of qualified stated interest (if any) made with respect to such Note in all prior accrual periods. The term "*qualified stated interest*" generally means stated interest that is unconditionally payable in cash or property (other than debt instruments of an issuer) at least annually during the entire term of an Original Issue Discount Note at a single fixed rate of interest or, subject to certain conditions, based on one or more interest indices. In the case of an Original Issue Discount Note that is a Floating Rate Note, both the "yield to maturity" and "qualified stated interest" will generally be determined for these purposes as though the Original Issue Discount Note will bear interest in all periods at a fixed rate generally equal to the rate that would be applicable to the interest payments on the Note on its date of issue or, in the case of certain Floating Rate Notes, the rate that reflects the yield that is reasonably expected for the Note. (Additional rules may apply if interest on a Floating Rate Note is based on more than one interest index.)

As a result of this "constant yield" method of including OID in income, the amounts includible in income by a United States holder in respect of an Original Issue Discount Note denominated in U.S. dollars generally are lesser in the early years and greater in the later years than the amounts that would be includible on a straight-line basis.

A United States holder generally may make an irrevocable election to include in its income its entire return on a Note (*i.e.*, the excess of all remaining payments to be received on the Note, including payments of qualified stated interest, over the amount paid by such United States holder for such Note) under the constant-yield method described above. For Notes purchased at a premium or bearing market discount in the hands of the United States holder, the United States holder making such election will also be deemed to have made the election (discussed below in "—Premium and Market Discount") to amortize premium or to accrue market discount in income currently on a constant-yield basis.

In the case of an Original Issue Discount Note that is also a Note, a United States holder should determine the U.S. dollar amount includible in income as OID for each accrual period by (a) calculating the amount of OID allocable to each accrual period in New Zealand dollars using the constant-yield method described above, and (b) translating the amount of New Zealand dollars so derived at the average exchange rate in effect during that accrual period (or portion thereof within a United States holder's taxable year) or, at the United States holder's election (as described above under "—Payments of Interest"), at the spot rate of exchange on the last day of the accrual period (or the last day of the taxable year within such accrual period if the accrual period spans more than one taxable year), or at the spot rate of exchange on the date of receipt, if such date is within five business days of the last day of the accrual period. Because exchange rates may fluctuate, a United States holder of an Original Issue Discount Note that is also a Note may recognize a different amount of OID income in each accrual period than would the holder of an otherwise similar Original Issue Discount Note denominated in U.S. dollars. All payments on an Original Issue Discount Note (other than payments of qualified stated interest) will generally be viewed first as payments of previously-accrued OID (to the extent thereof), with payments attributed first to the earliest-accrued OID, and then as payments of principal. Upon the receipt of an amount attributable to OID (whether in connection with a payment of an amount that is not qualified stated interest or the sale or retirement of the Original Issue Discount Note), a United States holder will recognize ordinary income or loss measured by the difference between the amount received (translated into U.S. dollars at the exchange rate in effect on the date of receipt or on the date of disposition of the Original Issue Discount Note, as the case may be) and the amount accrued (using the exchange rate applicable to such previous accrual).

A subsequent United States holder of an Original Issue Discount Note that purchases the Note at a cost less than its remaining redemption amount (as defined below), or an initial United States holder that purchases an Original Issue Discount Note at a price other than the Note's issue price, also generally will be required to include in gross income the daily portions of OID, calculated as described above. However, if the United States holder acquires the Original Issue Discount Note at a price greater than its adjusted issue price, such holder may reduce its periodic inclusions of OID income to reflect the premium paid over the adjusted issue price. The "*remaining redemption amount*" for a Note is the sum of all future payments to be made on the Note other than payments of qualified stated interest.

Floating Rate Notes generally will be treated as "variable rate debt instruments" under the OID Regulations. Accordingly, the stated interest on a Floating Rate Note generally will be treated as "qualified stated interest" and such a Note will not have OID solely as a result of the fact that it provides for interest at a variable rate. If a Floating Rate Note does not qualify as a "variable rate debt instrument," such Note will be subject to special rules (the "*Contingent Payment Regulations*") that govern the tax treatment of debt obligations that provide for contingent payments ("*Contingent Debt Obligations*"). A detailed description of the tax considerations relevant to United States holders of any such Notes will be provided in the relevant Pricing Supplement.

Certain of the Notes may be subject to special redemption, repayment or interest rate reset features, as indicated in the relevant Pricing Supplement. Notes containing such features, in particular Original Issue Discount Notes, may be subject to special rules that differ from the general rules discussed above. Purchasers of Notes with such features should carefully examine the relevant Pricing Supplement and should consult their own tax advisors with respect to such Notes since the tax consequences with respect to such features, and especially with respect to OID, will depend, in part, on the particular terms of the purchased Notes.

Premium and Market Discount

A United States holder of a Note that purchases the Note at a cost greater than its remaining redemption amount (as defined in the third preceding paragraph) will be considered to have purchased the Note at a premium, and may elect to amortize such premium (as an offset to interest income), using a constant-yield method, over the remaining term of the Note. Such election, once made, generally applies to all bonds held or subsequently acquired by the United States holder on or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS. A United States holder that elects to amortize such premium must reduce its tax basis in a Note by the amount of the premium amortized during its holding period. Original Issue Discount Notes purchased at a premium will not be subject to the OID rules described above. In the case of premium in respect of a Note, a United States holder should calculate the amortization of such premium in New Zealand dollars. Amortization deductions attributable to a period reduce interest payments in respect of that period and therefore are translated into U.S. dollars at the exchange rate used by the United States holder for such interest payments. Exchange gain or loss will be realized with respect to amortized bond premium on such a Note based on the difference between the exchange rate on the date or dates such premium is recovered through interest payments on the Note and the exchange rate on the date on which the United States holder acquired the Note. With respect to a United States holder that does not elect to amortize bond premium, the amount of bond premium will be included in the United States holder's tax basis when the Note matures or is disposed of by the United States holder. Therefore, a United States holder that does not elect to amortize such premium and that holds the Note to maturity generally will be required to treat the premium as capital loss when the Note matures.

If a United States holder of a Note purchases the Note at a price that is lower than its remaining redemption amount, or in the case of an Original Issue Discount Note, its adjusted issue price, by at least 0.25% of its remaining redemption amount multiplied by the number of remaining whole years to maturity, the Note will be considered to have "market discount" in the hands of such United States holder. In such case, gain realized by the United States holder on the disposition of the Note generally will be treated as ordinary income to the extent of the market discount that accrued on the Note while held by such United States holder. In addition, the United States holder could be required to defer the deduction of a portion of the interest paid on any indebtedness incurred or maintained to purchase or carry the Note. In general terms, market discount on a Note will be treated as accruing ratably over the term of such Note, or, at the election of the holder, under a constant yield method. Market discount on a Note will be accrued by a United States holder in New Zealand dollars. The amount includible in income by a United States holder in respect of such accrued market discount will be the U.S. dollar value of the amount accrued, generally calculated at the exchange rate in effect on the date that the Note is disposed of by the United States holder.

A United States holder may elect to include market discount in income on a current basis as it accrues (on either a ratable or constant-yield basis), in lieu of treating a portion of any gain realized on a sale of a Note as ordinary income. If a United States holder elects to include market discount on a current basis, the interest deduction deferral rule described above will not apply. Any accrued market discount on a Note that is currently includible in income will be translated into U.S. dollars at the

average exchange rate for the accrual period (or portion thereof within the United States holder's taxable year). Any such election, if made, applies to all market discount bonds acquired by the taxpayer on or after the first day of the first taxable year to which such election applies and is revocable only with the consent of the IRS.

Indexed Notes and Other Notes Providing for Contingent Payments

The Contingent Payment Regulations, which govern the tax treatment of Contingent Debt Obligations, generally require accrual of interest income on a constant-yield basis in respect of such obligations at a yield determined at the time of their issuance, and may require adjustments to such accruals when any contingent payments are made. A detailed description of the tax considerations relevant to United States holders of any contingent debt obligations will be provided in the relevant Pricing Supplement.

Non-U.S. Holders

The IRS has ruled to the effect that interest paid to a non-resident alien individual or to a foreign corporation on securities issued by ADB is not subject to United States federal income tax, including withholding tax, except that, absent any special statutory or treaty exemption, (i) such interest, when derived by such non-resident alien individual or foreign corporation in the active conduct of a banking, financing or similar business within the United States or when received by a corporation the principal business of which is trading in stock or securities for its own account, is subject to United States federal income tax if such interest is attributable to an office or fixed place of business of such person within the United States and certain other conditions exist, and (ii) a foreign corporation which is an insurance company carrying on a United States insurance business is subject to United States federal income tax on interest on securities of ADB if such interest is attributable to its United States business.

The IRS also has ruled to the effect that (i) interest paid by ADB on its obligations constitutes income from sources without the United States and (ii) unless a death tax convention provides otherwise, debt obligations of ADB for purposes of the United States federal estate tax are deemed to be situated outside the United States and are not includible in the gross estate of a non-resident of the United States who was not a citizen of the United States. The Tax Reform Act of 1986 and subsequent legislation amended the Internal Revenue Code of 1954, under which the previous rulings were issued. ADB has been advised by its United States tax counsel that these amendments will not affect the IRS rulings described above.

The gain realized on any sale or exchange of the Notes by a holder that is not a United States holder will not be subject to United States federal income tax, including withholding tax, unless (i) such gain is effectively connected with the conduct by the holder of a trade or business in the United States or (ii) in the case of gain realized by an individual holder, the holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Information Reporting and Backup Withholding

The United States imposes reporting requirements, and in limited circumstances, backup withholding requirements, with respect to certain payments of principal and interest on debt obligations. Regulations issued by the IRS confirm that such reporting requirements do not apply to payments on the Notes made by ADB. Brokers, trustees, custodians and certain other middlemen will be subject to the reporting and backup withholding requirements with respect to payments received by them on, or proceeds realized on the disposition of, Notes held by certain United States holders. Foreign persons receiving payments on the Notes or disposing of Notes may be required to establish their status as such in order to avoid the filing of information returns by such middlemen, or the backup withholding of tax by such middlemen, in respect of such payments.

New Zealand

The Notes must not be offered for sale or subscription to members of the public in breach of the Securities Act (N.Z.). Notes may not be offered or sold except in compliance with all applicable laws and regulations in any jurisdiction in which they are offered, sold or delivered (including, without limitation, the Securities Act (N.Z.)). No offering document in respect of any Notes may be published, delivered, or distributed in or from any country or jurisdiction except under circumstances that will result in compliance with all applicable laws and regulations. The Issuer does not intend that the Notes be offered for sale or subscription to the public in New Zealand in terms of the Securities Act (N.Z.). Accordingly, no prospectus has been or will be registered under the Securities Act (N.Z.) and no person may, directly or indirectly, subscribe for, offer, sell, transfer or deliver or distribute any Information Memorandum, information, advertisement or other offering material relating to the Notes, in breach of the Securities Act (N.Z.).

Each Dealer will be required to represent and agree that Notes may only be offered or transferred either:

(a) to persons whose principal business is the investment of money or to persons who, in the course of and for the purposes of their business, habitually invest money within the meaning of section 3(2)(a)(ii) of the Securities Act (N.Z.); or

(b) to persons who are each required to pay a minimum subscription price of at least N.Z.$500,000 for the Notes (disregarding any amount lent by the offeror, the Issuer or any associated person of the offeror or the Issuer) before the allotment of those Notes.

In addition, each Dealer will be required to represent and agree that Notes may only be transferred to persons who hold a certificate of exemption from resident withholding tax in New Zealand, a copy of which has been submitted to the Registrar.

In addition, each Dealer will be required to represent and agree that it has not distributed, and will not distribute, the Information Memorandum, the relevant Pricing Supplement, any other offering memorandum or document or any advertisement in relation to any offer of the Notes in New Zealand other than:

(a) to persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money within the meaning of section 3(2)(a)(ii) of the Securities Act (N.Z.); or

(b) in circumstances where there is no contravention of the Securities Act (N.Z.).

Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (the "**Corporations Act**")) in relation to the Programme or any Notes has been or will be lodged with the Australian Securities and Investments Commission ("**ASIC**"). Each Dealer will be required to represent and agree that, unless the relevant Pricing Supplement (or another supplement to any Information Memorandum) otherwise provides, it:

(a) has not offered or invited, and will not offer or invite, applications for issue, sale or purchase of any Notes in Australia (including an offer or invitation that is received by a person in Australia); or

(b) has not distributed or published, and will not distribute or publish, any Information Memorandum or any other offering material or advertisement relating to any Notes in Australia,

unless:

(i) the aggregate consideration payable by the offeree is at least A$500,000 (or its equivalent in an alternate currency) (disregarding moneys lent by the offeror or its associates) or the offer or invitation otherwise does not require disclosure to investors under Part 6D.2 of the Corporations Act;

(ii) such action complies with all applicable laws, regulations and directives; and

(iii) such action does not require any document to be lodged with ASIC.

In addition, each Dealer will be required to agree that it will comply with the directive issued by the Assistant Treasurer of the Commonwealth of Australia dated 23 September 1996 as contained in Banking (Exemption) Order No. 82 which requires all offers and transfers to be for a consideration of at least A$500,000. The Banking (Exemption) Order No. 82 does not apply to transfers that occur outside Australia.

United States of America

Under the provisions of Section 11(a) of the Asian Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the Securities Act (U.S.) and Section 3(a)(12) of the Securities Exchange Act of 1934 (U.S.), as amended.

United Kingdom

Each Dealer will be required to represent and agree that:

(a) **Financial promotion**

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (**"FSMA"**)) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and

(b) **General compliance**

it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

Japan

The Notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the **"FIEL"**), and accordingly each Dealer will be required to represent and agree that it will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and all applicable laws, regulations and guidelines promulgated by the relevant Japanese governmental and regulatory authorities and in effect at the relevant time. For the purposes of this paragraph, "Japanese Person" shall mean any person resident in Japan, including any corporation or other entity organised under the laws of Japan.

Hong Kong

Each Dealer will be required to represent and agree that:

(a) it has not offered or sold, and will not offer or sell, in Hong Kong, by means of any document, any Notes other than:

(i) to persons whose ordinary business is to buy or sell shares or debentures (whether as principal or agent); or

(ii) in circumstances that do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) (**CO**); or

(iii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (**SFO**) and any rule made under the SFO; or

(iv) in other circumstances that do not result in the document being a "prospectus" within the meaning of the CO; and

(b) it has not issued, or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue (in each case whether in Hong Kong or elsewhere), any advertisement, invitation or document relating to the Notes that is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes that are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the SFO and any rules made under the SFO.

Singapore

The Information Memorandum has not been registered as a prospectus with the Monetary Authority of Singapore. Each Dealer will be required to represent and agree that it will not offer or sell the Notes nor make the Notes the subject of an invitation for subscription or purchase, nor will it circulate or distribute the Information Memorandum or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, to the public or any member of the public in Singapore other than:

(a) to an institutional investor under Section 274 of the Securities and Futures Act (Cap. 289) (as amended) of Singapore (**SFA**);

(b) to a relevant person, or any person pursuant to Section 275 (1A), and in accordance with the conditions, specified in Section 275 of the SFA; or

(c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

European Economic Area

In relation to each Member State of the European Economic Area (being the countries in the European Union plus Iceland, Norway and Liechtenstein) which has implemented the Prospectus Directive (each, a **Relevant Member State**), each Dealer will be required to represent and agree that, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the **Relevant Implementation Date**), it has not made and will not make an offer of Notes to the public in that Relevant Member State, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Notes to the public in that Relevant Member State:

(a) in (or in Germany, where the offer starts within) the period beginning on the date of publication of a prospectus in relation to those Notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, and ending on the date which is 12 months after the date of such publication; or

(b) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities; or

(c) at any time to any legal entity which has two or more of:

(i) an average of at least 250 employees during the last financial year;

(ii) a total balance sheet of more than EUR43,000,000; and

(iii) an annual net turnover of more than EUR50,000,000, all as shown in its last annual or consolidated accounts; or

(d) at any time in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this paragraph, the expression "offer of Notes to the public" in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

General

Each Dealer will be required to acknowledge that no action has been or will be taken in any jurisdiction by the Issuer, Dealers, Arrangers or any Lead Manager that would permit a public offering of Notes, or possession or distribution of any offering material in relation thereto, in any country or jurisdiction where action for that purpose is required. Each Dealer will be required to further acknowledge that it will comply with all applicable laws and regulations in any jurisdiction in which it may offer, sell or deliver Notes.

Persons into whose hands this Information Memorandum or the relevant Pricing Supplement comes are required by the Issuer and the Dealers to comply with all applicable laws and regulations in each country or jurisdiction in or from which they purchase, offer, sell or deliver Notes or have in their possession or distribute such offering material, in all cases at their own expense.

Issuer

Asian Development Bank
6 ADB Avenue
Mandaluyong City
1550 Metro Manila
Philippines
Attention: Funding Division, Treasury Department
Telephone: +632 632 4444
Fax: +632 632 4120

Arrangers

ANZ National Bank Limited
Level 7, 1-9 Victoria Street
Wellington
New Zealand
Attention: Head of Debt Capital Markets
Telephone: +644 802 2423
Fax: +644 496 8642

Royal Bank of Canada
Level 46, 2 Park Street
Sydney NSW 2000
Australia
Attention: Head of Debt Capital Markets
Telephone: +612 9033 3000
Fax: +612 9264 2855

Registrar

Computershare Investor Services Limited
Level 2, 159 Hurstmere Road
Takapuna
Auckland
New Zealand
Attention: Accounts Manager
Telephone: +64 9 488 8700
Fax: +64 9 488 8788

Note Deed Poll

relating to

Asian Development Bank N.Z.$5,000,000,000 Domestic Medium-Term Note Programme

The Asian Development Bank is not a registered bank in New Zealand pursuant to the Reserve Bank of New Zealand Act 1989. The Notes are not the obligations of any government and, in particular, are not guaranteed by the Government of New Zealand.

Date 27 January 2010

AUCKLAND VERO CENTRE, 48 SHORTLAND STREET
PO BOX 4199, AUCKLAND 1140, DX CP20509, NEW ZEALAND
TEL 64 9 916 8800 FAX 64 9 916 8801
BELL GULLY

Contents

This **Deed** is made on 27 January 2010

by Asian Development Bank (the **Issuer**).

Introduction

A. The Issuer proposes to issue Notes from time to time under its N.Z.$5,000,000,000 Domestic Medium-Term Note Programme (the **Programme**).

B. Notes will be issued in uncertificated registered form by entry in the Register.

It is declared

1. Interpretation

1.1 Definitions

In this Deed:

(a) **Conditions** means, in relation to a Note, the terms and conditions applicable to the Note set out in schedule 1, as amended, supplemented, modified or replaced by the relevant Pricing Supplement; and

(b) any other capitalised terms have the meaning given to them in the Conditions, unless the same term is also defined in this Deed, in which case the definition in this Deed prevails.

1.2 References to certain general terms

Unless the context otherwise requires, a reference in this Deed to:

(a) **Group of persons**

a group of persons is a reference to all of them collectively and to each of them individually;

(b) **Document**

a document (including this Deed) includes any variation or replacement of it;

(c) **Law**

law means common law, principles of equity and laws made by any parliament (and laws made by parliament include any regulations and other instruments under them, and consolidations, amendments, re-enactments or replacements of any of them);

(d) **Currency**

New Zealand dollars or N.Z.$ is a reference to the lawful currency of New Zealand;

(e) **Time**

a time of day is a reference to New Zealand time;

(f) **Person**

the word "person" includes a firm, a body corporate, an unincorporated association and an authority;

(g) **Successors**

a particular person includes a reference to the person's executors, administrators, successors, substitutes (including persons taking by novation) and assigns;

(h) **Agreement**

an agreement, representation or warranty in favour of two or more persons is for the benefit of them jointly and each of them individually;

(i) **Whole and each part**

any thing (including any amount) is a reference to the whole and each part of it; and

(j) **Inclusive words, etc.**

the words "including", "for example" or "such as" when introducing an example, do not limit the meaning of the words to which the example relates to that example or examples of a similar kind.

1.3 References to principal and interest

Unless the context otherwise requires, in this Deed:

(a) **Redemption Amount, etc.**

any reference to "principal" is taken to include the Redemption Amount, any premium payable in respect of a Note, and any other amount in the nature of principal payable in respect of the Notes under the Conditions;

(b) **Discounted Note**

the principal amount of a Note issued at a discount is to be taken as at any time to equal the lesser of:

(i) its Denomination; and

(ii) if specified in the Pricing Supplement, its Amortised Face Amount at that time;

(c) **Principal varies by reference to schedule or formula**

the principal amount of a Note that is to vary by reference to a schedule or formula (where such determination has been previously made in accordance with the Conditions) is to be taken as at any time to equal its varied amount;

(d) **Partly Paid Note**

the principal amount of a Partly Paid Note is to be taken to equal its paid up principal amount;

(e) **Instalment Note**

the principal amount of an Instalment Note at any time is to be taken to be its Denomination less the total instalments repaid to the extent that such instalments relate to a repayment of principal; and

(f) **Interest**

any reference to "interest" is taken to include any amount in the nature of interest payable in respect of the Notes under the Conditions.

1.4 Number

The singular includes the plural and *vice versa*.

1.5 Headings

Headings are inserted for convenience and do not affect the interpretation of this Deed.

2. The Notes

2.1 Creation of Notes

The obligations of the Issuer under the Notes are constituted by, and owing under, this Deed.

2.2 Undertakings

The Issuer unconditionally and irrevocably undertakes with each Noteholder:

(a) **To pay**

to pay, in respect of each Note issued by it and held by the Noteholder, principal, interest (if applicable) and any other amounts in accordance with the Conditions; and

(b) **To comply**

otherwise to comply with the Conditions.

2.3 Appointment of Registrar

The Issuer agrees to ensure that:

(a) **Appointment**

a Registrar is appointed; and

(b) **Maintenance of Register**

the Registrar establishes and maintains during its term of appointment a Register in Auckland (or any other place in New Zealand as the Issuer and the Registrar may agree).

3. Rights and obligations of Noteholders

3.1 Benefit and entitlement

(a) **Deed poll**

This deed is executed as a deed poll.

(b) **Noteholder has benefit**

Each Noteholder has the benefit of, and is entitled to enforce, this Deed even though it is not a party to, or is not in existence at the time of execution and delivery of, this Deed.

3.2 Rights independent

Each Noteholder may enforce its rights under this Deed independently from each other Noteholder and any other person.

3.3 Noteholders bound

The Notes are issued on the condition that each Noteholder (and any person claiming through or under a Noteholder) is taken to have notice of, and be bound by, this Deed, the Information Memorandum (including the relevant Pricing Supplement), the Conditions and the Registry Services Agreement.

3.4 Direction to hold this Deed

Each Noteholder is taken to have irrevocably:

(a) **Instruction to deliver and hold Deed**

instructed the Issuer that this Deed (or a certified copy) is to be delivered to and held by the Registrar; and

(b) **Authority to Registrar**

appointed and authorised the Registrar to hold this Deed (or a certified copy) in Auckland (or any other place in New Zealand as the Issuer and the Registrar may agree) on behalf of the Noteholders.

3.5 Copy of Deed to Noteholders

Within 14 days of the Issuer receiving a written request from a Noteholder to do so, the Issuer must ensure that the Registrar gives to the Noteholder a certified copy of this Deed if the Noteholder requires the copy in connection with any legal proceeding, claim or action brought by the Noteholder in relation to its rights under a Note.

4. Governing law

4.1 Governing law

This Deed is governed by, and is to be construed in accordance with, New Zealand law.

4.2 Jurisdiction

(a) Submission to jurisdiction

Subject to paragraph (b), the Issuer submits, and each Noteholder is taken to have submitted, to the non-exclusive jurisdiction of the courts of New Zealand and courts of appeal from them.

(b) Article 50

However:

(i) in accordance with paragraph 2 of Article 50 of the Charter, no action shall be brought against the Issuer by any member of the Issuer, or by any agency or instrumentality of a member, or by any entity or person directly or indirectly acting for or deriving claims from a member, or from any agency or instrumentality of a member; and

(ii) in accordance with paragraph 3 of Article 50 of the Charter, the property and assets of the Issuer shall, wheresoever located and by whomsoever held, be immune from all forms of seizure, attachment or execution before the delivery of final judgment against the Issuer.

4.3 Serving documents

Without preventing any other method of service, any document in any action may be served on:

(a) Issuer

the Issuer, by being left for the Issuer with its process agent referred to in clause 4.4; and

(b) Noteholder

a Noteholder by being delivered or left at its registered office or principal place of business.

4.4 Agent for service of process

(a) Appointment

The Issuer appoints Bell Gully, Vero Centre, 48 Shortland Street, Auckland, New Zealand as its agent for the service of any document referred to in clause 4.3.

(b) Ceasing to act

If for any reason that person ceases act as such, the Issuer will immediately appoint another person with an office located in New Zealand to receive any such document and promptly notify the Registrar of that appointment.

Executed as a deed.

Signed on behalf of
Asian Development Bank
by its authorized representative in
the presence of:



Jingdong Hua
Deputy Treasurer and Officer-in-Charge, TDFD



Christopher Damandl
Counsel

Address	6 ADB Avenue Mandaluyong City 1550 Metro Manila **Philippines**
Tel	+632 632 4444
Fax	+632 632 4120
Attention	Assistant Treasurer, Funding Division, Treasury Department

Schedule 1: Conditions

The following are the Conditions that, as amended, supplemented, modified or replaced in relation to any Notes by the relevant Pricing Supplement, will be applicable to each Series of Notes.

The Notes are not the obligations of any government and, in particular, are not guaranteed by the Government of New Zealand.

The Notes will be unsecured debt obligations of the Issuer owing under the Deed Poll and will take the form of entries in the Register. A copy of the Deed Poll is available for inspection by Noteholders during normal business hours at the offices of the Issuer, each Arranger and the Registrar specified in the Information Memorandum, as amended or supplemented from time to time.

Each Tranche will be the subject of a Pricing Supplement, copies of which are available for inspection by the holder of any Note of such Tranche at the offices of the Issuer, each Arranger and the Registrar.

Each Noteholder and any person claiming through or under a Noteholder is deemed to have notice of and is bound by these Conditions, the Deed Poll, the Information Memorandum and the applicable Agency Agreement.

1. Interpretation

1.1 Definitions

The following words have these meanings in these Conditions, unless the context otherwise requires:

Agency Agreement means:

(a) the Registry Services Agreement; or

(b) any other agency agreement entered into by the Issuer in relation to an issue of Notes.

Agent means:

(a) the Registrar;

(b) the Paying Agent;

(c) the Calculation Agent (if any); and

(d) such other person appointed by the Issuer in relation to any Notes from time to time.

Amortised Face Amount means, in relation to a non-interest bearing Note, an amount equal to the sum of:

(a) the Issue Price; and

(b) the amount resulting from the application of the amortisation yield specified in the relevant Pricing Supplement (compounded as set out in the relevant Pricing Supplement) to the Issue Price from (and including) the Issue Date specified in the relevant Pricing Supplement to (but excluding) the date fixed for redemption or (as the case may be) the date upon which the Note becomes due and repayable.

Where such calculation is to be made for a period which is not a whole number of years, the calculation in respect of the period of less than a full year must be made on the basis of the Day Count Fraction specified in the relevant Pricing Supplement.

Applicable Business Day Convention means:

(a) the Business Day Convention specified in, or determined in accordance with, the relevant Pricing Supplement as applicable to any date in respect of the Note; or

(b) if none is specified or determined, the Applicable Business Day Convention for such purpose is the Following Business Day Convention.

Different Business Day Conventions may apply, or be specified or determined in relation to, the Interest Payment Dates, Interest Period End Dates and any other date or dates in relation to any Notes.

Austraclear New Zealand Rules means the rules and regulations (including the operating guidelines) established by the Reserve Bank (as amended or replaced from time to time) to govern the use of the Austraclear New Zealand System.

Austraclear New Zealand System means the system operated by the Reserve Bank for holding securities and electronic recording and settling of transactions in those securities between members of that system.

Business Day means a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in such place(s) as may be specified in the relevant Pricing Supplement.

Business Day Convention means a convention for adjusting any date if it would otherwise fall on a day that is not a Business Day and the following conventions, where specified in the relevant Pricing Supplement in relation to any date applicable to any Note, have the following meanings:

(a) **Floating Rate Convention** means that the date is postponed to the next following day that is a Business Day unless that day falls in the next calendar month, in which event:

   (i) that date is brought forward to the first preceding day that is a Business Day; and

   (ii) each subsequent Interest Payment Date is the last Business Day in the month that falls the number of months or other period specified as the Interest Period in the relevant Pricing Supplement after the preceding applicable Interest Payment Date occurred;

(b) **Following Business Day Convention** means that the date is postponed to the first following day that is a Business Day;

(c) **Modified Following Business Day Convention** or **Modified Business Day Convention** means that the date is postponed to the first following day that is a Business Day unless that day falls in the next calendar month, in which case that date is the first preceding day that is a Business Day;

(d) **Preceding Business Day Convention** means that the date is brought forward to the first preceding day that is a Business Day; and

(e) **No Adjustment** means that the relevant date must not be adjusted in accordance with any Business Day Convention.

If no convention is specified in the relevant Pricing Supplement, the Following Business Day Convention applies. Different conventions may be specified in relation to, or apply to, different dates.

Calculation Agent means, in relation to a Series, the Registrar or any other person specified as such in the relevant Pricing Supplement as the party responsible for calculating the Interest Rate and other amounts required to be calculated under these Conditions or specified in the relevant Pricing Supplement.

Charter means the Agreement Establishing the Asian Development Bank.

Clearing System means:

(a) the Austraclear New Zealand System; or

(b) any other clearing system specified in the relevant Pricing Supplement.

Condition means the correspondingly numbered condition in these Conditions.

Custodian means New Zealand Central Securities Depository Limited or any other entity appointed from time to time by the Reserve Bank, under the Austraclear New Zealand Rules, as custodian trustee to hold securities on the Austraclear New Zealand System.

Day Count Fraction means, in relation to the calculation of an amount for any period of time ("**Calculation Period**"), the day count fraction specified in the relevant Pricing Supplement and:

(a) if "**Actual/Actual (ICMA)**" is specified, has the meaning given to such term in the 2006 ISDA Definitions (the "**2006 ISDA Definitions**") published by the International Swaps and Derivatives Association, Inc., disregarding the reference therein to "Compounding Period";

if "**Actual/Actual (ISDA)**" is specified, has the meaning given to such term in the 2006 ISDA Definitions, disregarding the reference therein to "Compounding Period";

(b) if "**Actual/365 (Fixed)**" is specified, has the meaning given to such term in the 2006 ISDA Definitions, disregarding the reference therein to "Compounding Period";

(c) if "**Actual/360**" is specified, has the meaning given to such term in the 2006 ISDA Definitions, disregarding the reference therein to "Compounding Period";

(d) if "**30/360**" or "**Bond Basis**" is specified, has the meaning given to such term in the 2006 ISDA Definitions, disregarding the reference therein to "Compounding Period";

(e) if "**30E/360**" or "**Eurobond Basis**" is specified, has the meaning given to such term in the 2006 ISDA Definitions, disregarding the reference therein to "Compounding Period";

(f) if "**30E/360 (ISDA)**" is specified, has the meaning given to such term in the 2006 ISDA Definitions, where the reference therein to "Termination Date" shall have the meaning ascribed to "Maturity Date" below, and disregarding the reference therein to "Compounding Period";

(g) if "**NZ Govt Bond Basis**" or "**New Zealand Bond Basis**" is specified, means one divided by the number of Interest Payment Dates in a year; and

(h) any other day count fraction specified in the relevant Pricing Supplement.

Deed Poll means the note deed poll (to which these Conditions form schedule 1) executed by ADB.

Denomination means N.Z.$10,000 or such other denomination of a Note as specified in the relevant Pricing Supplement.

Early Redemption Amount means the early redemption amount specified in, or determined in accordance with, the relevant Pricing Supplement.

Event of Default has the meaning given in Condition 11.

Extraordinary Resolution has the meaning given in the Meeting Provisions.

Fixed Rate Note means a Note on which interest is calculated at a fixed rate payable in arrear on a fixed date or fixed dates in each year and on redemption or on any other dates as specified in the relevant Pricing Supplement.

Floating Rate Note means a Note on which interest is calculated at a floating rate payable 1, 2, 3, 6, or 12-monthly or in respect of any other period or on any date specified in the relevant Pricing Supplement.

Index Linked Note means a Note in relation to which the amount payable in respect of interest is calculated by reference to an index or a formula or both, as specified in the relevant Pricing Supplement.

Information Memorandum:

(a) means, in relation to a Note, any information memorandum, an advertisement (as defined in the Securities Act (N.Z.)) or other offering document referred to in the relevant Pricing Supplement (and any supplement to it) prepared on behalf of, and approved by, the Issuer in connection with the issue of Notes; and

(b) includes:

  (i) all documents incorporated by reference in it; and

  (ii) any other information (including the relevant Pricing Supplement) approved by the Issuer from time to time.

Instalment Amounts has the meaning given in the relevant Pricing Supplement.

Instalment Note means a Note that is redeemable in one or more instalments, as specified in the relevant Pricing Supplement.

Interest Accrual Period means, in relation to an Interest Period, each successive period beginning on and including an Interest Period End Date and ending on (but excluding) the next succeeding Interest Period End Date during that Interest Period provided that the first Interest Accrual Period commences on (and includes) the Interest Commencement Date and the final Interest Accrual Period ends on (but excludes) the Maturity Date.

Interest Commencement Date means:

(a) the date of issue of the Notes as specified in, or determined in accordance with, the relevant Pricing Supplement; or

(b) such other date as may be specified as such in, or determined in accordance with, the relevant Pricing Supplement.

Interest Determination Date has the meaning given in the relevant Pricing Supplement.

Interest Holder means a person in whose Security Account an interest in a Note is recorded.

Interest Payment Date means the date or dates specified as such in, or determined in accordance with the provisions of, the relevant Pricing Supplement and adjusted, if necessary, in accordance with the Applicable Business Day Convention.

Interest Period means each successive period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date, provided that the first Interest Period commences on (and includes) the Interest Commencement Date and the final Interest Period ends on (but excludes) the Maturity Date.

Interest Period End Date means:

(a) the dates specified as such in, or determined in accordance with the provisions of, the relevant Pricing Supplement, as adjusted, if necessary, in accordance with the Applicable Business Day Convention; or

(b) if no date or dates are specified in the relevant Pricing Supplement, the dates which correspond with the Interest Payment Dates in respect of the Notes.

Interest Rate means the rate or rates (expressed as a percentage per annum) of interest payable in respect of the Notes specified in, or calculated or determined in accordance with, these Conditions and the relevant Pricing Supplement.

ISDA Definitions means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. (as supplemented, amended and updated as at the Issue Date of the first Tranche of the Notes of the Series).

Issue Date means the issue date specified in, or determined in accordance with, the relevant Pricing Supplement.

Issue Price means the issue price specified in, or calculated or determined in accordance with, the relevant Pricing Supplement.

Issuer means Asian Development Bank of 6 ADB Avenue, Mandaluyong City, 1550 Metro Manila, Philippines.

Margin means the margin specified in, or determined in accordance with, the relevant Pricing Supplement.

Maturity Date means the maturity date specified in, or determined in accordance with, the relevant Pricing Supplement.

Maximum Interest Rate means the maximum interest rate specified in, or calculated or determined in accordance with, the relevant Pricing Supplement.

Meetings Provisions means the provisions for the convening of meetings of, and passing of resolutions by, Noteholders set out in schedule 2 to the Deed Poll.

Minimum Interest Rate means the minimum interest rate specified in, or calculated or determined in accordance with, the relevant Pricing Supplement.

Note means a medium-term debt obligation issued or to be issued by the Issuer and which is construed by, and owing under, the Deed Poll, the details of which are recorded in, and evidenced by entry in, the Register.

Noteholder means:

(a) a person whose name is for the time being entered in the Register as the holder of a Note; or

(b) where a Note is owned jointly by one or more persons, the persons whose names appear in the Register as the joint owners of that Note.

For the avoidance of doubt, where a Note is held in a Clearing System, references to a Noteholder include the operator of that system or a nominee for that operator or a common depository for one or more Clearing Systems (in each case acting in accordance with the rules and regulations of the Clearing System or Systems).

Ordinary Resolution has the meaning given to it in the Meetings Provisions.

Partly Paid Note means a Note in relation to which the initial subscription moneys are payable to the Issuer in two or more instalments.

Paying Agent means, in relation to a Series, Computershare Investor Services Limited or such other person appointed by the Issuer to make payments in relation to that Series on the Issuer's behalf from time to time.

Pricing Supplement means, in respect of a Tranche, a pricing supplement prepared in relation to the Notes of the relevant Tranche, and confirmed in writing by the Issuer.

Record Date means:

(a) the close of business in the place where the Register is maintained on the tenth clear calendar day before the relevant date for payment; or

(b) any other date specified in the relevant Pricing Supplement.

Redemption Amount means:

(a) for a Note (other than a Zero Coupon Note or a Structured Note), the outstanding principal amount as at the date of redemption;

(b) for a Zero Coupon Note, the Amortised Face Amount calculated as at the date of redemption; and

(c) for a Structured Note, the amount determined by the Calculation Agent in the manner specified in the relevant Pricing Supplement,

and also includes any final instalment and any other amount in the nature of a redemption amount specified in, or determined in accordance with, the relevant Pricing Supplement or these Conditions.

Reference Banks means the institutions so described in the relevant Pricing Supplement or, if none, four major banks selected by the Calculation Agent in the market that is most closely connected with the Reference Rate.

Reference Rate has the meaning given in the relevant Pricing Supplement.

Register means, in relation to a Series, a register, including any branch register, of Noteholders established and maintained by or on behalf of the Issuer in which is entered the names and addresses of Noteholders whose Notes are carried on that register, the amount of Notes held by each Noteholder and the Tranche, Series and date of issue and transfer of those Notes, and any other particulars that the Issuer sees fit.

Registrar means, in relation to a Series, Computershare Investor Services Limited or such other person appointed by the Issuer to establish and maintain the Register for that Series on the Issuer's behalf from time to time.

Registry Services Agreement means, in relation to a Series, the registrar and paying agency agreement between the Issuer and the Registrar applicable to that Series, or any replacement of it, as amended from time to time.

Regular Period means:

(a) in the case of Notes where interest is scheduled to be paid only by means of regular payments, each Interest Period;

(b) in the case of Notes where, apart from the first Interest Period, interest is scheduled to be paid only by means of regular payments, each period from and including a Regular Date falling in any year to but excluding the next Regular Date, where "**Regular Date**" means the day and month (but not the year) on which any Interest Payment Date falls; and

(c) in the case of Notes where, apart from one Interest Period other than the first Interest Period, interest is scheduled to be paid only by means of regular payments, each period from and including a Regular Date falling in any year to but excluding the next Regular Date, where "**Regular Date**" means the day and month (but not the year) on which any Interest Payment Date falls other than the Interest Payment Date falling at the end of the irregular Interest Period.

Relevant Financial Centre means the relevant financial centre specified in the relevant Pricing Supplement.

Relevant Screen Page means:

(a) the page, section or other part of a particular information service (including the Reuters Monitor Money Rates Service) specified as the Relevant Screen Page in the relevant Pricing Supplement; or

(b) any other page, section or other part as may replace it on that information service or such other information service, in each case, as may be nominated by the person providing or sponsoring the information appearing there for the purpose of displaying rates or prices comparable to the Reference Rate.

Relevant Time has the meaning given in the relevant Pricing Supplement.

Reserve Bank means Reserve Bank of New Zealand, as operator of the Austraclear New Zealand System.

Resolution means an Extraordinary Resolution or Ordinary Resolution, as the context requires.

Securities Act (N.Z.) means the Securities Act 1978 of New Zealand.

Security Account has the meaning given in the Austraclear New Zealand Rules.

Series means a Tranche or Tranches of Notes that is or are identical and is or are issued on the same Conditions, except that:

(a) the Issue Date and the amount of the first payment of interest may be different in respect of different Tranches of a Series; and

(b) a Series may comprise Notes in more than one denomination.

Specified Office means the office specified in the Information Memorandum or any other address notified to Noteholders from time to time.

Structured Note means:

(a) an Index Linked Note; or

(b) an Instalment Note.

Tranche means Notes that are issued on the same Issue Date and on the same Conditions and the terms of which are identical in all respects (except that a Tranche may comprise Notes in more than one denomination).

Zero Coupon Note means a Note that does not carry an entitlement to periodic payment of interest before the redemption date of the Note and that is issued at a discount to its principal amount.

1.2 References to certain general terms

In these Conditions, unless the context otherwise requires:

(a) a reference to these Conditions is a reference to these Conditions as modified, supplemented, modified or replaced by the relevant Pricing Supplement;

(b) a reference to "New Zealand Dollars", "N.Z.$" or "dollars" is a reference to the lawful currency of New Zealand;

(c) a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(d) the singular includes the plural and *vice versa*;

(e) the word "person" includes a firm, body corporate, an unincorporated association or an authority;

(f) a reference to a person includes a reference to the person's executors, administrators, successors, substitutes (including persons taking by novation) and assigns; and

(g) a reference to any thing (including any amount) is a reference to the whole and each part of it and a reference to a group of persons is a reference to all of them collectively and to each of them individually.

1.3 References to particular terms

In these Conditions, unless the context otherwise requires:

(a) a reference to the Issuer, the Registrar, the Paying Agent, the Calculation Agent or another Agent is a reference to the person so specified in the relevant Pricing Supplement;

(b) a reference to the Agency Agreement is a reference to the Agency Agreement applicable to the Notes of the relevant Series.

(c) a reference to a Note is a reference to a Note of a particular Series issued by the Issuer specified in the relevant Pricing Supplement;

(d) a reference to a Noteholder is a reference to the holder of Notes of a particular Series;

(e) if the Notes are Zero Coupon Notes or Structured Notes that do not bear interest, references to interest are not applicable; and

(f) a reference to a particular date is a reference to that date adjusted in accordance with the Applicable Business Day Convention.

1.4 **References to principal and interest**

In these Conditions, unless the context otherwise requires:

(a) any reference to "principal" is taken to include the Redemption Amount, any premium payable in respect of a Note, and any other amount in the nature of principal payable in respect of the Notes under these Conditions;

(b) the principal amount of a Note issued at a discount is to be taken as at any time to equal the lesser of:

(i) its Denomination; and

(ii) if specified in the relevant Pricing Supplement, its Amortised Face Amount at that time;

(c) the principal amount of a Note that is to vary by reference to a schedule or formula (where such determination has been previously made in accordance with these Conditions) is to be taken as at any time to equal its varied amount;

(d) the principal amount of a Partly Paid Note is to be taken to equal its paid up principal amount;

(e) the principal amount of an Instalment Note at any time is to be taken to be its Denomination less the total instalments repaid to the extent that such instalments relate to a repayment of principal; and

(f) any reference to "interest" is taken to include any amount in the nature of interest payable in respect of the Notes under these Conditions.

1.5 **Headings**

Headings are inserted for convenience and do not affect the interpretation of these Conditions.

1.6 **Terms defined in the relevant Pricing Supplement**

Terms which are defined in the relevant Pricing Supplement have the same meaning when used in these Conditions, but if the relevant Pricing Supplement gives no meaning or specifies that the definition is "Not Applicable", then that definition is not applicable to the Notes.

2. Form, denomination and title

2.1 Constitution under Deed Poll

(a) The Notes are debt obligations of the Issuer constituted by, and owing under, the Deed Poll and take the form of entries in the Register.

(b) Each entry in the Register constitutes a separate and individual acknowledgment to the relevant Noteholder of the indebtedness of the Issuer to the relevant Noteholder.

2.2 Independent obligations

The obligations of the Issuer in respect of each Note constitute separate and independent obligations that the Noteholder to whom those obligations are owed is entitled to enforce without having to join any other Noteholder or any predecessor in title of a Noteholder.

2.3 Types of Notes

A Note is either:

(a) a Fixed Rate Note; or

(b) a Floating Rate Note; or

(c) a Zero Coupon Note; or

(d) a Structured Note (being either an Index Linked Note or an Instalment Note),

or a combination of the above (or any other type of debt obligation including a certificate of deposit), as specified in the relevant Pricing Supplement.

2.4 Denomination

Notes shall be issued in minimum denominations of N.Z.$10,000 or such other denomination of a Note specified in the relevant Pricing Supplement.

2.5 Register conclusive

(a) Entries in the Register in relation to a Note constitute conclusive evidence that the person so entered is the registered owner of the Note, subject to rectification for fraud or error.

(b) No Note will be registered in the name of more than four persons.

(c) A Note registered in the name of more than one person is held by those persons as joint tenants.

(d) Notes will be registered by name only without reference to any trusteeship.

(e) (i) The person registered in the Register as a Noteholder will be treated by the Issuer and the Registrar as absolute owner of that Note.

(ii) Neither the Issuer nor the Registrar is, except as ordered by a court or as required by statute, obliged to take notice of any other claim to a Note.

2.6 Holder absolutely entitled

Upon a person acquiring title to any Note by virtue of becoming registered as the owner of that Note, all rights and entitlements arising by virtue of the Deed Poll in respect of that Note vest absolutely in the registered owner of the Note, such that no person who has previously been registered as the owner of the Note has or is entitled to assert against the Issuer or the Registrar or the registered owner of the Note for the time being and from time to time any rights, benefits or entitlements in respect of the Note.

2.7 Location of Register

The Register will be established and maintained in Auckland, unless otherwise agreed with the Registrar.

2.8 Certificates

No certificate or other evidence of title will be issued by or on behalf of the Issuer to evidence title to a Note unless the Issuer:

(a) determines that certificates should be made available; or

(b) is required to do so pursuant to any applicable law or regulation.

2.9 Clearing Systems

Notes may be held in a Clearing System, in which case the rights of a person holding an interest in the Notes lodged in the Clearing System are subject to the rules and regulations of the Clearing System.

3. Transfers

3.1 Limits on transfer

(a) Notes, or interests in them, may only be transferred if the transfer is in compliance with the laws of the jurisdiction in which the transfer takes place and the transfer is made in a manner which would not require disclosure to investors under the Securities Act (N.Z.).

(b) Interests in Notes that have been entered in the Austraclear New Zealand System will be transferable only in accordance with the Austraclear New Zealand Rules.

(c) Where the Custodian is the Noteholder and the Note is lodged in the Austraclear New Zealand System, the Reserve Bank may, in its absolute discretion and, to the extent not prohibited by the Austraclear New Zealand Rules, instruct the Registrar to transfer the Note to the person in whose Security Account that Note is recorded without any consent or action of such transferee and, as a consequence, remove that Note from the Austraclear New Zealand System.

3.2 Transfer forms

(a) Application for the transfer of Notes not held in a Clearing System must be made by the lodgment of a transfer form with the Registrar at its Specified Office.

(b) Transfer forms are available from the Registrar.

(c) Each form must be:

(i) duly completed;

(ii) accompanied by such evidence (if any) as the Registrar may require to prove the title of the transferor or the transferor's right to transfer the Note and that the transfer form has been duly executed; and

(iii) signed by or on behalf of both the transferor and the transferee.

3.3 **Marking**

(a) The Registrar will provide a marking service under which the Registrar will upon request mark transfers to evidence the transferor's title to Notes in the principal amount and of the type shown in the transfer.

(b) A marked transfer form will only be recognised by the Registrar for 42 days from (and including) the date of marking.

3.4 **Registration of transfer**

(a) The transferor of a Note is deemed to remain the holder of that Note until the name of the transferee is entered in the Register in respect of that Note.

(b) Transfers will not be registered later than the Record Date immediately prior to the Maturity Date of the Notes.

3.5 **No charge on transfer**

Transfers will be registered without charge, provided taxes, duties or other governmental charges (if any) imposed in relation to the transfer have been paid.

3.6 **Custodian as Noteholder**

If the Custodian is recorded in the Register as the Noteholder, each Interest Holder is taken to acknowledge in favour of the Issuer, the Registrar and the relevant Noteholder (and, if the Noteholder is the Custodian, the Reserve Bank) that:

(a) the Registrar's decision to act as the Registrar of that Note is not a recommendation or endorsement by the Registrar or the relevant Noteholder (or, if the Noteholder is the Custodian, the Reserve Bank) in relation to that Note, but only indicates that the Registrar considers that the holding of the Note is compatible with the performance by it of its obligations as Registrar under the Registry Services Agreement; and

(b) the Interest Holder does not rely on any fact, matter or circumstance contrary to paragraph (a).

3.7 **Estates**

A person becoming entitled to a Note as a consequence of the death or bankruptcy of a Noteholder or of a vesting order, or a person administering the estate of a Noteholder, may, upon producing such evidence as to that entitlement or status as the Registrar considers sufficient, transfer the Note or, if so entitled, become registered as the holder of the Note.

3.8 **Unincorporated associations**

A transfer to an unincorporated association is not permitted and a purported transfer to an unincorporated association is not effective.

3.9 Transfer of unidentified Notes

Where the transferor executes a transfer of less than all Notes of the relevant Tranche or Series registered in its name, and the specific Notes to be transferred are not identified, the Registrar may (subject to the limit on minimum holdings) register the transfer in respect of such of the Notes of the relevant Tranche or Series registered in the name of the transferor as the Registrar thinks fit, provided the aggregate principal amount of the Notes registered as having been transferred equals the aggregate principal amount of the Notes expressed to be transferred in the transfer.

4. Status

The Notes of each Series constitute direct and unsecured obligations of the Issuer ranking *pari passu* without any preference among themselves and with all other unsecured and unsubordinated obligations of the Issuer.

5. Negative Pledge

So long as any Notes shall be outstanding and payment thereof shall not have been made or duly provided for, the Issuer will not cause or permit to be created on any of its property or assets any mortgage, pledge or other lien or charge as security for any notes, bonds or other evidence of indebtedness heretofore or hereafter issued, assumed or guaranteed by the Issuer for money borrowed (other than purchase money mortgages and pledges or liens on property purchased by the Issuer as security for all or part of the purchase price thereof), unless the Notes shall be secured by such mortgage, pledge or other lien or charge equally and rateably with such other notes, bonds or evidences of indebtedness.

6. Fixed Rate Notes

This Condition 6 applies to the Notes only if the relevant Pricing Supplement states that it applies.

6.1 Interest on Fixed Rate Notes

Each Fixed Rate Note bears interest on its outstanding principal amount from (and including) the Interest Commencement Date to (but excluding) the Maturity Date at the Interest Rate. Interest is payable in arrear on each Interest Payment Date.

6.2 Fixed Coupon Amount

Unless otherwise specified in the relevant Pricing Supplement, the amount of interest payable on each Interest Payment Date in respect of the preceding Interest Period is the Fixed Coupon Amount specified in the relevant Pricing Supplement.

6.3 Calculation of interest payable

The amount of interest payable in respect of a Fixed Rate Note for any period for which a Fixed Coupon Amount is not specified in the relevant Pricing Supplement is calculated by multiplying the Interest Rate for that period, the outstanding principal amount of the Fixed Rate Note and the applicable Day Count Fraction.

7. Floating Rate Notes

This Condition 7 applies to the Notes only if the relevant Pricing Supplement states that it applies.

7.1 **Interest on Floating Rate Notes**

Each Floating Rate Note bears interest on its outstanding principal amount from (and including) the Interest Commencement Date to (but excluding) the Maturity Date at the Interest Rate.

Interest is payable in arrear:

(a) on each Interest Payment Date; or

(b) if no Interest Payment Date is specified in the relevant Pricing Supplement, each date that falls the number of months or other period specified as the Specified Period in the relevant Pricing Supplement after the preceding Interest Payment Date (or in the case of the first Interest Payment Date, after the Interest Commencement Date).

7.2 **Interest Rate determination**

The Interest Rate payable in respect of a Floating Rate Note must be determined by the Calculation Agent in accordance with these Conditions.

7.3 **Fallback Interest Rate**

Unless otherwise specified in the relevant Pricing Supplement, if, in respect of an Interest Period, the Calculation Agent is unable to determine a rate in accordance with Condition 7.2, the Interest Rate for the Interest Period is the Interest Rate applicable to the Floating Rate Notes during the immediately preceding Interest Period.

7.4 **ISDA Determination**

If ISDA Determination is specified in the relevant Pricing Supplement as the manner in which the Interest Rate is to be determined, the Interest Rate applicable to the Floating Rate Notes for each Interest Period is the sum of the Margin and the ISDA Rate.

In this Condition:

(a) "**ISDA Rate**" means, for an Interest Period, a rate equal to the Floating Rate that would be determined by the Calculation Agent under a Swap Transaction if the Calculation Agent for the Floating Rate Notes were acting as Calculation Agent for that Swap Transaction under the terms of an agreement incorporating the ISDA Definitions and under which:

(i) the Floating Rate Option, the Designated Maturity and the Reset Date are as specified in the relevant Pricing Supplement; and

(ii) the Period End Dates are each Interest Payment Date, the Spread is the Margin and the Floating Rate Day Count Fraction is the Day Count Fraction; and

(b) "**Swap Transaction**", "**Floating Rate**", "**Calculation Agent**" (except references to "**Calculation Agent for the Floating Rate Notes**"), "**Floating Rate Option**", "**Designated Maturity**", "**Reset Date**", "**Period End Date**", "**Spread**" and "**Floating Rate Day Count Fraction**" have the meanings given to those terms in the ISDA Definitions.

7.5 **Screen Rate Determination**

If Screen Rate Determination is specified in the relevant Pricing Supplement as the manner in which the Interest Rate is to be determined, the Interest Rate applicable to the Floating Rate Notes for each Interest Period is the sum of the Margin and the Screen Rate.

In this Condition, "**Screen Rate**" means, for an Interest Period, the quotation offered for the Reference Rate appearing on the Relevant Screen Page at the Relevant Time on the Interest Determination Date. However:

(a) if there is more than one offered quotation displayed on the Relevant Screen Page at the Relevant Time on the Interest Determination Date, the "**Screen Rate**" means the rate calculated by the Calculation Agent as the average of the offered quotations. If there are more than five offered quotations, the Calculation Agent must exclude the highest and lowest quotations (or in the case of equality, one of the highest and one of the lowest quotations) from its calculation;

(b) if an offered quotation is not displayed by the Relevant Time on the Interest Determination Date or if it is displayed but the Calculation Agent determines that there is an obvious error in that rate, the "**Screen Rate**" means:

  (i) the rate the Calculation Agent calculates as the average mean of the Reference Rates that each Reference Bank quoted to the leading banks in the Relevant Financial Centre specified in the relevant Pricing Supplement at the Relevant Time on the Interest Determination Date; or

  (ii) where the Calculation Agent is unable to calculate a rate under paragraph (i) because it is unable to obtain at least two quotes, the rate the Calculation Agent calculates as the average of the rates (being the nearest equivalent to the Reference Rate) quoted by two or more banks chosen by the Calculation Agent in the Relevant Financial Centre at approximately the Relevant Time on the Interest Determination Date for a period equivalent to the Interest Period to leading banks carrying on business in the Relevant Financial Centre in good faith; or

(c) if the relevant Pricing Supplement specifies an alternative method for the determination of the Screen Rate Determination, then that alternative method applies.

7.6 **Bank Bill Rate Determination**

If Bank Bill Rate Determination is specified in the relevant Pricing Supplement as the manner in which the Interest Rate is to be determined, the Interest Rate applicable to the Floating Rate Notes for each Interest Period is the sum of the Margin and the Bank Bill Rate.

In this Condition:

(a) "**Bank Bill Rate**" means, for an Interest Period, in the case of Notes denominated in New Zealand dollars, the "FRA" Rate for Bills having a tenor closest to the Interest Period as displayed on the "BKBM" page of the Reuters Monitor System (or its successor page) on the first day of that Interest Period.

However, if the average mid rate is not displayed as close as reasonably practicable to 10:45 a.m. (New Zealand time) on that day, or if it is displayed but the Calculation Agent determines that there is an obvious error in that rate, "**Bank Bill Rate**" means the rate determined by the Calculation Agent in good faith as close as reasonably practicable to 10:45 a.m. (New Zealand time) on that day, having regard, to the extent possible, to the mid rate of the rates otherwise bid and offered for bank accepted Bills of that tenor at or around that time; and

(b) "**Bill**" has the meaning given in the Bills of Exchange Act 1908 and a reference to the acceptance of a Bill is to be interpreted in accordance with that Act.

7.7 Interpolation

If the relevant Pricing Supplement states that "**Linear Interpolation**" applies to an Interest Period, the Interest Rate for that Interest Period is determined through the use of straight line interpolation by reference to two ISDA Rates, Screen Rates, Bank Bill Rates or other floating rates specified in the relevant Pricing Supplement.

The first rate must be determined as if the Interest Period were the period of time for which rates are available next shorter than the length of the Interest Period (or any alternative Interest Period specified in the relevant Pricing Supplement).

The second rate must be determined as if the Interest Period were the period of time for which rates are available next longer than the length of the Interest Period (or any alternative Interest Period specified in the relevant Pricing Supplement).

8. Structured Notes

This Condition 8 applies to the Notes only if the relevant Pricing Supplement states that it applies.

8.1 Interest on Structured Notes

Each interest-bearing Structured Note bears interest on its outstanding principal amount from (and including) the Interest Commencement Date to (but excluding) the Maturity Date at the Interest Rate.

Interest is payable in arrear:

(a) on each Interest Payment Date; or

(b) if no Interest Payment Date is specified in the relevant Pricing Supplement, each date that falls the number of months or other period specified as the Specified Period in the relevant Pricing Supplement after the preceding Interest Payment Date (or in the case of the first Interest Payment Date, after the Interest Commencement Date).

8.2 Interest Rate

The Interest Rate payable in respect of an interest-bearing Structured Note must be determined in the manner specified in the relevant Pricing Supplement.

9. General provisions applicable to interest

9.1 Maximum or Minimum Interest Rate

If the relevant Pricing Supplement specifies a Maximum Interest Rate or Minimum Interest Rate for any Interest Period, the Interest Rate for the Interest Period must not be greater than the maximum, or be less than the minimum, so specified.

9.2 Calculation of Interest Rate and interest payable

The Calculation Agent must, as soon as practicable after determining the Interest Rate in relation to each Interest Period for each Floating Rate Note and interest-bearing Structured Note, calculate the amount of interest payable for the Interest Period in respect of the outstanding principal amount of that Note.

Unless otherwise specified in the relevant Pricing Supplement, the amount of interest payable is calculated by multiplying the product of the Interest Rate for the Interest Period and the outstanding principal amount of the Note by the applicable Day Count Fraction.

The rate determined by the Calculation Agent must be expressed as a percentage rate per annum.

9.3 Calculation of other amounts

If the relevant Pricing Supplement specifies that any other amount is to be calculated by the Calculation Agent, the Calculation Agent must, as soon as practicable after the time at which that amount is to be determined, calculate the amount in the manner specified in the relevant Pricing Supplement.

9.4 Notification of Interest Rate, interest payable and other items

The Calculation Agent must notify the Issuer, the Registrar, the Noteholders, each other Agent and any stock exchange or other relevant authority on which the Notes are listed of:

(a) each Interest Rate, the amount of interest payable and each other amount, item or date calculated or determined by it together with the Interest Payment Date; and

(b) any amendment to any amount, item or date referred to in paragraph (a) arising from any extension or reduction in any Interest Period or calculation period.

The Calculation Agent must give notice under this Condition as soon as practicable after it makes its determination. However, it must give notice of each Interest Rate, the amount of interest payable and each Interest Payment Date by the fourth day of the Interest Period.

The Calculation Agent may amend its determination of any amount, item or date (or make appropriate alternative arrangements by way of adjustment) as a result of the extension or reduction of the Interest Period or calculation period without prior notice but must notify the Issuer, the Registrar, the Noteholders, each other Agent and each stock exchange or other relevant authority on which the Notes are listed after doing so.

9.5 Determination final

The determination by the Calculation Agent of all amounts, rates and dates falling to be determined by it under these Conditions is, in the absence of manifest error, final and binding on the Issuer, the Registrar, each Noteholder and each other Agent.

9.6 Rounding

For the purposes of any calculations required under these Conditions (unless otherwise specified in the relevant Pricing Supplement):

(a) all percentages resulting from the calculations must be rounded, if necessary, to the nearest one ten-thousandth of a percentage point (with 0.00005 per cent. being rounded up to 0.0001 per cent.);

(b) all figures must be rounded to four decimal places (with halves being rounded up); and

(c) all amounts that are due and payable must be rounded (with halves being rounded up) to one cent.

10. Redemption

10.1 Scheduled redemption

Each Note is redeemable by the Issuer on the Maturity Date at its Redemption Amount unless:

(a) the Note has been previously redeemed; or

(b) the Note has been purchased and cancelled; or

(c) the relevant Pricing Supplement states that the Note has no fixed Maturity Date.

10.2 Partly Paid Notes

Each Partly Paid Note is redeemable on the Maturity Date in accordance with the relevant Pricing Supplement.

10.3 Instalment Notes

Each Instalment Note is partially redeemable in the Instalment Amounts and on the Instalment Dates specified in the relevant Pricing Supplement. The principal amount of each Instalment Note is reduced by the Instalment Amount with effect from the related Instalment Date.

10.4 Early redemption at option of Noteholders (Noteholder put)

If the relevant Pricing Supplement states that a Noteholder may require the Issuer to redeem all or some of the Notes of a Series held by that Noteholder before their Maturity Date, the Issuer must redeem the Notes specified by the Noteholder at the Redemption Amount and any interest accrued on it to (but excluding) the redemption date if the following conditions are satisfied:

(a) the amount of Notes to be redeemed is, or is a multiple of, their Denomination;

(b) the Noteholder has given at least 30 days' (and no more than 60 days') (or any other period specified in the relevant Pricing Supplement) notice, to the Issuer and the Registrar by delivering to the Specified Office of the Registrar during normal business hours a completed and signed redemption notice in the form obtainable from the Specified Office of the Registrar together with any evidence the Registrar may require to establish title of the Noteholder to the Note;

(c) the notice referred to in paragraph (b) specifies an account in the country of the currency in which the Note is denominated to which the payment should be made or an address to where a cheque for payment should be sent;

(d) the redemption date is an Early Redemption Date (Put) specified in the relevant Pricing Supplement; and

(e) any other condition specified in the relevant Pricing Supplement is satisfied.

A Noteholder may not require the Issuer to redeem any Note under this Condition 10.4 if the Issuer has given notice that it will redeem that Note under Condition 10.5.

10.5 Early redemption at option of Issuer (Issuer call)

If the relevant Pricing Supplement states that the Issuer may redeem all or some of the Notes of a Series before their Maturity Date under this Condition, the Issuer may redeem so many of the Notes specified in the relevant Pricing Supplement at the Redemption Amount and any interest accrued on it to (but excluding) the redemption date.

However, the Issuer may only do so if:

(a) the amount of Notes to be redeemed is, or is a multiple of, their Denomination;

(b) the Issuer has given at least 30 days' (and no more than 60 days') (or any other period specified in the relevant Pricing Supplement) notice to the Registrar, the Noteholders, each other Agent and any stock exchange or other relevant authority on which the Notes are listed;

(c) the proposed redemption date is an Early Redemption Date (Call) specified in the relevant Pricing Supplement; and

(d) any other condition specified in the relevant Pricing Supplement is satisfied.

10.6 Partial redemptions

If only some of the Notes are to be redeemed under Condition 10.5, the Notes to be redeemed must be specified in the notice and selected:

(a) in a fair and reasonable manner; and

(b) in compliance with any applicable law, directive or requirement of any stock exchange or other relevant authority on which the Notes are listed.

10.7 Effect of notice of redemption

Any notice of redemption given under Condition 10.4 or 10.5 is irrevocable.

10.8 Purchase of Notes

(a) The Issuer may at any time purchase Notes in the open market or otherwise and at any price.

(b) All unmatured Notes purchased in accordance with this Condition may be held, resold, re-issued or cancelled at the discretion of the Issuer, subject to compliance with all legal and regulatory requirements.

11. Event of Default

If, in respect of the Notes of a Series, the Issuer defaults in the payment of principal of, or premium (if any) or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for, any bonds (including the Notes), notes or similar obligations that have been issued, assumed or guaranteed by the Issuer, and such default continues for a period of 90 days (an "**Event of Default**"), then the Noteholder of a Note of that same Series may by written notice to the Issuer at its principal office (with a copy to the Registrar), effective upon receipt by the Registrar, declare the Redemption Amount (together with all accrued interest (if any)) applicable to each Note of that Series held by the Noteholder to be due and payable and, on the 30th day after such notice shall be so delivered, such amount shall become immediately due and payable without presentation, demand, protest or other notice of any kind, all of which the Issuer expressly waives, unless

prior to that time all Events of Default in respect of all Notes of the same Series shall have been remedied.

12. Payments

12.1 Record Date

Payments to Noteholders will be made according to the particulars recorded in the Register at 5:00 p.m. (local time) on the relevant Record Date.

12.2 Joint holders

When a Note is held jointly, payment will be made to the holders in their joint names unless requested otherwise.

12.3 Payments to accounts

(a) Payments in respect of each Note will be made by crediting on the relevant Interest Payment Date, in the case of payments of interest, or on the due date for redemption or repayment, in the case of payments of principal, the amount then due to:

(i) if the Note is held in the Austraclear New Zealand System, the account of the Custodian previously notified to the Registrar, or, if requested by the Reserve Bank, the accounts of the persons in whose Security Account the Note is recorded as previously notified by the Reserve Bank to the Registrar in accordance with the Austraclear New Zealand Rules; or

(ii) if the Note is not held in the Austraclear New Zealand System, an account previously notified by the registered owner of the Note to the Registrar.

(b) If the registered owner of the Note has not notified the Registrar of such an account by close of business on the relevant Record Date or upon application by the registered owner of the Note to the Registrar no later than close of business on the relevant Record Date, payments in respect of the relevant Note will be made by cheque, mailed on the relevant Interest Payment Date in the case of payments of interest or on the due date for redemption or repayment, in the case of payments of principal, at the Noteholder's risk to the registered owner (or to the first named of joint registered owners) of such Note at the address appearing in the Register as at the Record Date.

(c) Cheques to be despatched to the nominated address of a Noteholder will in such cases be deemed to have been received by the Noteholder:

(i) on the relevant Interest Payment Date, in the case of payments of interest; or

(ii) on the due date for redemption or repayment, in the case of payments of principal,

and no further amount will be payable by the Issuer in respect of the relevant Note as a result of payment not being received by the Noteholder on the due date.

12.4 Payments to Registrar or Paying Agent

Unless otherwise agreed between the Issuer and the Registrar, the Issuer must pay amounts due under each Note to a bank account in Auckland in the name of the Issuer operated by the Registrar or the Paying Agent.

12.5 Payment constitutes release

Any payment made by or on behalf of the Issuer to the Registrar or the Paying Agent for the account of a person whose name is, at the time such payment is made, entered in the Register as the holder of a Note constitutes for all purposes an absolute and unconditional release and discharge of the Issuer, to the extent of such payment, of all obligations and indebtedness in respect of the Note in relation to which the payment was made.

12.6 Business Days

If a payment is due under a Note on a day that is not a Business Day, the Noteholder is entitled to payment of such amount in accordance with the Applicable Business Day Convention and is not entitled to any interest or other payment in respect of any such delay.

12.7 Late payment

If any amount is not paid when due, then:

(a) for a Note (other than a Zero Coupon Note or a Structured Note), interest continues to accrue on the unpaid amount (both before and after any demand or judgment) at the default rate specified in the relevant Pricing Supplement (or, if no default rate is specified, the last applicable Interest Rate) until the earlier of (i) the date on which payment is made to the Noteholder, or (ii) the 14th calendar day following the receipt of such payment by the appointed Paying Agent therefor;

(b) for a Zero Coupon Note, the obligation to pay the amount is replaced by an obligation to pay the Amortised Face Amount recalculated as at the earlier of (i) the date on which payment is made to the Noteholder, or (ii) the 14th calendar day following the receipt of such payment by the appointed Paying Agent therefor; and

(c) for a Structured Note as specified in the relevant Pricing Supplement:

   (i) interest continues to accrue at the default rate specified in the relevant Pricing Supplement (or, if no default rate is specified, the last applicable Interest Rate) until the earlier of (i) the date on which payment is made to the Noteholder, or (ii) the 14th calendar day following the receipt of such payment by the appointed Paying Agent therefor; or

   (ii) the obligation to pay the amount is replaced by an obligation to pay an amount determined in the manner specified in the relevant Pricing Supplement.

Each payment (whether in respect of principal, interest or otherwise) will be subject to any fiscal or other laws and regulations applicable thereto.

12.8 General payments provision

Each payment (whether in respect of principal, interest or otherwise) will be subject to any fiscal or other laws and regulations applicable thereto.

13. Further issues

The Issuer may from time to time, without the consent of the Noteholders, issue further notes having the same terms and conditions as the Notes of any Series in all respects (or in all respects except for the first payment of interest, if any, on them and/or their denomination) so that such further issue shall be consolidated and so form a single Series with the Notes of that Series.

14. Time limit for claims

A claim against the Issuer for a payment under a Note is void unless such claim is made within:

(a) five years of the relevant Interest Payment Date in the case of a claim in respect of the payment of interest, provided that, if the Issuer has not made provision for full payment of such interest to be made on the relevant Interest Payment Date, such claim must be made within five years of such later date on which provision for full payment has been made by the Issuer; or

(b) five years of the relevant Maturity Date in the case of a claim in respect of the payment of principal, provided that, if the Issuer has not made provision for full payment of such principal to be made on the relevant Maturity Date, such claim must be made within five years of such later date on which provision for full payment has been made by the Issuer.

15. Notices

15.1 To Issuer and Registrar

A notice or other communication in connection with a Note to the Issuer or the Registrar must be in writing and may be given by prepaid post or delivery to the address of the addressee as agreed between those parties from time to time or as specified in the Information Memorandum or the relevant Pricing Supplement.

15.2 To Noteholders

A notice or other communication in connection with a Note to the Noteholder must be in writing and may be given by:

(a) an advertisement published in *The New Zealand Herald* or any other newspaper or newspapers circulating in New Zealand generally or, if the relevant Pricing Supplement specifies an additional or alternative newspaper, an advertisement published in that newspaper; or

(b) prepaid post or delivery to the address of each Noteholder or any relevant Noteholder as shown in the Register at the close of business three Business Days (in the place where the Register is maintained for the time being) prior to the dispatch of the relevant notice or communication.

15.3 Effective on receipt

Unless a later time is specified in it, a notice, approval, consent or other communication takes effect from the time it is received, except that if it is received after 5:00 p.m. in the place of receipt or on a non-business day in that place, it is to be taken to be received at 9:00 a.m. on the next succeeding Business Day in that place.

15.4 Proof of receipt

Subject to Condition 15.3, proof of posting of a letter, publication of a communication or delivery of a communication is proof of receipt:

(a) in the case of a letter, on the third (seventh, if outside New Zealand) day after posting;

(b) in the case of a publication, on the date of such publication; and

(c) in the case of a delivery, at the time of delivery to the relevant address.

16. Meetings of Noteholders

(a) Meetings of Noteholders may be convened in accordance with the Meetings Provisions.

(b) Any such meeting may consider any matters affecting the interests of Noteholders, including, without limitation, the variation of the terms of the Notes by the Issuer and the granting of approvals, consents and waivers.

17. Amendments

(a) These Conditions, the Deed Poll and the provisions of a Pricing Supplement may be amended by the Issuer, and an Agency Agreement may be amended by the Issuer and the relevant Agent, in each case without the consent of any Noteholder:

(i) for the purposes of curing any ambiguity, or correcting or supplementing any defective or inconsistent provisions therein; or

(ii) in the case of these Conditions, the Deed Poll and the provisions of a Pricing Supplement, in any manner that the Issuer deems, or in the case of an Agency Agreement, in any other manner that the Issuer and the relevant Agent deem, necessary or desirable and that does not adversely affect the interests of the Noteholders.

(b) These Conditions and the Deed Poll may otherwise be varied by the Issuer with the approval of the Noteholders by Extraordinary Resolution. An Agency Agreement may be varied in accordance with that agreement.

(c) A variation will take effect in relation to all subsequent Noteholders.

(d) A variation that affects only a particular Series or Tranche of Notes may be approved solely by the Noteholders of such Series or Tranche.

(e) These Conditions may be amended, modified or varied in relation to any Series of Notes by the terms of the relevant Pricing Supplement in relation to such Series.

18. Agents

18.1 Role of Agents

(a) In acting under an Agency Agreement in connection with the Notes, the Agent acts solely as agent of the Issuer and does not assume any obligations towards or relationship of agency or trust for or with any of the Noteholders.

(b) However, any funds received by an Agent in accordance with the relevant Agency Agreement shall, pending their application in accordance with that Agency Agreement, be held by it in a segregated account which shall be held for the benefit of the persons entitled thereto.

18.2 Change of Agent

(a) The Issuer reserves the right at any time to terminate the appointment of an Agent in accordance with the relevant Agency Agreement and to appoint successor or

additional agents, provided, however, that the Issuer must at all times maintain the appointment of a registrar in respect of each Series with its specified office in New Zealand.

(b) Notice of any such termination of appointment will be given to the Noteholders in accordance with Condition 15.

19. Calculation Agent

(a) If a Calculation Agent is specified in the relevant Pricing Supplement, the Issuer shall at all times maintain a Calculation Agent.

(b) As soon as practicable after the relevant time on such date as these Conditions or the relevant Pricing Supplement may require any:

(i) Amortised Face Amount, Early Redemption Amount, or any other amount to be calculated by the Calculation Agent; or

(ii) quote to be obtained by the Calculation Agent; or

(iii) determination or calculation to be made by the Calculation Agent,

the Calculation Agent will:

(iv) determine the Interest Rate in respect of each denomination of the Notes for the relevant Interest Accrual Period, Interest Period or Interest Payment Date; or

(v) calculate the Amortised Face Amount, Early Redemption Amount or other amount; or

(vi) obtain such quote or make such determination or calculation,

and it will cause the Interest Rate for each Interest Accrual Period, Interest Period or Interest Payment Date and, if required to be calculated, any Amortised Face Amount, Early Redemption Amount or other amount, to be notified to the Registrar and the Issuer as soon as possible after its determination, but in no event later than 5:00 p.m. on the Business Day on which such calculation is made.

(c) The Calculation Agent must obtain relevant quotes from appropriate banks or reference agents or obtain information from such other sources as are specified in these Conditions or the relevant Pricing Supplement or, failing which, as the Calculation Agent deems appropriate.

(d) The calculations and determinations made by the Calculation Agent shall, in the absence of manifest error, be final and binding on the parties.

20. Governing law and jurisdiction

20.1 Governing law

These Conditions are governed by, and are to be construed in accordance with, New Zealand law.

20.2 **Jurisdiction**

(a) **Submission to jurisdiction**

Subject to paragraph (b), the Issuer submits, and each Noteholder is taken to have submitted, to the non-exclusive jurisdiction of the courts of New Zealand and courts of appeal from them.

(b) **Article 50**

However:

(i) in accordance with paragraph 2 of Article 50 of the Charter, no action shall be brought against the Issuer by any of its members, or by any agency or instrumentality of a member, or by any entity or person directly or indirectly acting for or deriving claims from a member, or from any agency or instrumentality of a member; and

(ii) in accordance with paragraph 3 of Article 50 of the Charter, the property and assets of the Issuer shall, wheresoever located and by whomsoever held, be immune from all forms of seizure, attachment or execution before the delivery of final judgment against it.

20.3 **Serving documents**

Without preventing any other method of service, any document in any action may be served on:

(a) **Issuer**

the Issuer, by being left for it with its process agent referred to in Condition 20.4; and

(b) **Noteholder**

a Noteholder by being delivered or left at its registered office or principal place of business.

20.4 **Agent for service of process**

(a) **Appointment**

The Issuer appoints Bell Gully, Vero Centre, 48 Shortland Street, Auckland, New Zealand as its agent for the service of any document referred to in clause 20.3.

(b) **Ceasing to act**

If for any reason that person ceases act as such, the Issuer will immediately appoint another person with an office located in New Zealand to receive any such document and promptly notify the Registrar of that appointment.

21. Taxation

The Notes (and any interest thereon) are not exempt from taxation generally.

Under the Charter, the Issuer is not under any obligation to withhold or pay any tax imposed by any member country in respect of the Notes. Accordingly, payments in respect of

principal, premium (if any) and interest due on the Notes will be paid to the relevant Agent without deduction by the Issuer in respect of any such tax.

Under the Charter, payments in respect of principal, premium (if any) and interest due on the Notes are not subject to any tax by a member country:

(a) which tax discriminates against the Notes solely because they are issued by the Issuer; or

(b) if the sole jurisdictional basis for the tax is the place or currency in which the Notes are issued, made payable or paid, or the location of any office or place of business maintained by the Issuer.

Payments in respect of the Notes will be made without gross-up for any present or future taxes, duties, assessments or governmental charges whatsoever.

Schedule 2: Meetings Provisions

The following provisions apply to meetings of Noteholders.

1. Convening meeting

1.1 Who can convene meeting

(a) **Issuer or Registrar**

Either the Issuer or the Registrar may convene a meeting whenever it thinks fit.

(b) **Obligation to Registrar to convene meeting**

(i) The Registrar must convene a meeting if it is asked to do so in writing:

(A) by the Issuer; or

(B) by Noteholders who alone or together hold Notes representing at least 10 per cent. of the outstanding principal amount of Notes of any Series.

(ii) However, the Registrar need not convene a meeting unless it is indemnified to its satisfaction against all costs, charges and expenses incurred in convening the meeting.

1.2 Venue

A meeting may be held at two or more venues using any technology that gives the Noteholders as a whole a reasonable opportunity to participate.

2. Notice of meeting

Noteholders who are registered as Noteholders less than 21 days before a meeting will not receive notice of that meeting.

2.1 Period of notice

Unless otherwise agreed in writing by each Noteholder, at least 21 days' notice of a meeting must be given to:

(a) **Noteholders**

each Noteholder (or in the case of a Note registered as being owned jointly, the person whose name appears first in the Register);

(b) **Registrar**

if the notice is not given by the Registrar, the Registrar; and

(c) **Issuer**

if the notice is not given by the Issuer, the Issuer.

2.2 Contents of notice

The notice must:

(a) **Meeting details**

specify the date, time and place of the meeting;

(b) **Resolutions proposed**

specify the resolutions to be proposed; and

(c) **Explanation of appointment of Proxies**

explain how Noteholders may appoint Proxies and state that Proxies may be appointed until 48 hours before the meeting but not after that time.

2.3 Effect of failure to give notice

The accidental omission to give notice of a meeting to, or the non-receipt of notice by, any person entitled to receive notice does not invalidate any resolution passed at the meeting.

2.4 Notices to be given in accordance with Conditions

Condition 15 applies to these provisions as if fully set out in these provisions.

2.5 Calculation of period of notice

If a notice must be given within a certain period of days, the day on which the notice is given, and the day on which the meeting is to be held, are not to be counted in calculating that period.

3. Chairman

3.1 Nomination of chairman

(a) **Obligation to nominate**

The Issuer must nominate in writing a person as the chairman of a meeting.

(b) **May be Noteholder**

The chairman of a meeting may, but need not, be a Noteholder.

3.2 Absence of chairman

If a meeting is held and:

(a) **No chairman nominated**

a chairman has not been nominated; or

(b) **Chairman not present**

the person nominated as chairman is not present within 15 minutes after the time appointed for the holding of the meeting, or is unable or unwilling to act,

the Noteholders or Proxies present may appoint a chairman.

3.3 Chairman of adjourned meeting

The chairman of an adjourned meeting need not be the same person as the chairman of the meeting from which the adjournment took place.

4. Quorum

4.1 Number for quorum

(a) **Quorum**

Subject to paragraph (b), at any meeting, any one or more Noteholders present in person or by Proxy form a quorum for the purposes of passing the resolutions shown in the table below.

(b) **Required proportion**

However, those Noteholders only form such a quorum if they alone or together hold (or in the case of Proxies, represent Noteholders who hold) Notes representing at least the proportion of the outstanding principal amount of the Notes of the relevant Series shown in the table below.

Type of resolution	Required proportion for any meeting except for adjourned meetings	Required proportion for adjourned meetings
Extraordinary Resolution requiring a Special Quorum	75 per cent.	25 per cent.
Extraordinary Resolution	50 per cent.	No requirement
Ordinary Resolution	10 per cent.	No requirement

(c) **Determination of Noteholders present**

In determining how many Noteholders are present, each individual attending as a Proxy is to be counted, except that:

(i) where a Noteholder has appointed more than one Proxy, only one is to be counted; and

(ii) where an individual is attending both as a Noteholder and as a Proxy, that individual is to be counted only once.

4.2 Requirement for quorum

(a) **Business transacted only if quorum present**

An item of business (other than the choosing of a chairman) may not be transacted at a meeting unless a quorum is present when the meeting proceeds to consider it.

(b) **Quorum present initially**

(i) If a quorum is present at the time the first item of business is transacted, it is taken to be present when the meeting proceeds to consider each subsequent item of business.

(ii) However, the chairman of the meeting (on the chairman's own motion or at the request of a Noteholder or Proxy who is present) may declare otherwise.

4.3 If quorum not present

(a) **Dissolution or adjournment of meeting**

If, within 30 minutes after the time appointed for a meeting, a quorum is not present, the meeting:

(i) if convened on the requisition of Noteholders, is dissolved; and

(ii) in any other case, is adjourned until a date, time and place the chairman appoints.

(b) **Date of adjourned meeting**

The date of the adjourned meeting must be no earlier than 14 days, and no later than 42 days after, the date of the meeting from which the adjournment took place.

4.4 If quorum not present at adjourned meeting

If a quorum is not present within 15 minutes after the time appointed for any adjourned meeting, the chairman must dissolve the meeting.

5. Adjournment of meeting

5.1 When meeting may be adjourned

The chairman of a meeting may with the consent of (and must if directed by) any meeting adjourn the meeting or any business, motion, question, resolution, debate or discussion being considered or remaining to be considered by the meeting either:

(a) **Later time**

to a later time at the same meeting; or

(b) **Adjourned meeting**

to an adjourned meeting at any time and any place.

5.2 Business at adjourned meeting

Only unfinished business is to be transacted at a meeting resumed after an adjournment.

5.3 Notice of adjourned meeting

(a) **Notice of adjourned meeting not always necessary**

It is not necessary to give notice of an adjournment, unless the meeting is adjourned because of a lack of a quorum.

(b) **When notice required**

In that case, unless otherwise agreed in writing by each Noteholder, the Issuer must give 10 days' notice of the adjourned meeting to each person entitled to receive notice of a meeting under these provisions.

(c) **Contents of notice**

The notice must state the quorum required at the adjourned meeting but need not contain any further information.

6. Voting

6.1 Voting on show of hands

(a) **Show of hands unless poll demanded**

Every resolution put to a vote at a meeting must be decided on a show of hands unless a poll is properly demanded and the demand is not withdrawn.

(b) **Declaration by chairman conclusive**

A declaration by the chairman that a resolution has been carried, or carried by a particular majority, or lost or not carried by any particular majority, is conclusive evidence of the fact.

(c) **No obligation to prove voting**

Neither the chairman nor the minutes need state, and it is not necessary to prove, the number or proportion of the votes recorded in favour of or against the resolution.

6.2 When poll properly demanded

(a) **Ability to demand poll**

A poll may be demanded by:

(i) the chairman; or

(ii) the Issuer; or

(iii) one or more persons who alone or together hold (or represent Noteholders who hold) Notes representing at least two per cent. of the principal amount of the outstanding Notes.

(b) **Before or after vote**

The poll may be demanded before a vote is taken or before or immediately after the voting results on a show of hands are declared.

6.3 Poll

(a) **Chairman directs how poll taken**

If a poll is properly demanded, it must be taken in the manner and at the date and time directed by the chairman.

(b) **Result of poll**

The result of the poll is a resolution of the meeting at which the poll was demanded.

(c) **Certain polls taken immediately**

A poll demanded on the election of a chairman or on a question of adjournment must be taken immediately.

(d) **Withdrawal of demand for poll**

A demand for a poll may be withdrawn.

(e) **Meeting may continue despite demand for poll**

The demand for a poll does not prevent the continuance of the meeting for the transaction of any business other than the question on which the poll was demanded.

6.4 Equality of votes - chairman's casting vote

If there is an equality of votes either on a show of hands or on a poll, the chairman of the meeting has a casting vote in addition to any votes to which the chairman is entitled as a Noteholder or Proxy.

6.5 Entitlement to vote

(a) **Entitlement of Noteholder to attend**

A Noteholder (or, in the case of a Note registered as being owned jointly, the person whose name appears first in the Register) may be present and vote in person at any meeting in respect of the Note or be represented by Proxy.

(b) **Entitlement of Noteholder to vote**

Except where these provisions otherwise provide, at any meeting:

(i) on a show of hands, each Noteholder present in person and each other person present as a Proxy has one vote; and

(ii) on a poll, each Noteholder or Proxy present has one vote in respect of each principal amount equal to the Denomination of the Notes of the Series in respect of which the meeting is being held of Notes that are registered in that person's name or in respect of which that person is a Proxy.

(c) **No obligation to vote all votes in same way**

Without affecting the obligations of the Proxies named in any Form of Proxy, any person entitled to more than one vote need not use all votes (or cast all the votes) to which it is entitled in the same way.

6.6 Entitlement to attend

Each of the Issuer, the Registrar, each Noteholder and its financial and legal advisers may attend and speak at any meeting.

6.7 Objections to right to vote

A challenge to a right to vote at a meeting of Noteholders:

(a) **At meeting only**

may only be made at the meeting; and

(b) **Decision of chairman final**

must be determined by the chairman, whose decision is final.

7. Proxies

7.1 Appointment of proxy

(a) **Entitlement to appoint Proxy**

A Noteholder entitled to attend and vote at a meeting may appoint a Proxy to attend and act on that Noteholder's behalf in connection with any meeting by a Form of Proxy signed by the Noteholder.

(b) **Corporate Noteholder**

If the Noteholder is a company, the Form of Proxy must be executed in accordance with the Companies Act 1993.

7.2 Validity of Forms of Proxy

Forms of Proxy are valid for so long as the Notes to which they relate are registered in the name of the appointor, but not otherwise.

7.3 Who may be Proxy

A Proxy:

(a) **Not Noteholder**

need not be a Noteholder; and

(b) **Other person connected with Issuer**

may be an attorney, officer, employee, contractor, agent, representative of, or otherwise connected with, the Issuer.

7.4 Form of Proxy must be lodged with Issuer

A Form of Proxy will not be treated as valid unless it is (together with any power of attorney or other authority under which it is signed, or a copy of that power or authority certified in the manner as the Issuer may require) received by the Issuer (or a person appointed to act on behalf of the Issuer as specified in the notice of meeting) at the office specified in the notice of meeting no later than 48 hours before the meeting at which the Form of Proxy is to be used.

7.5 Revocation and amendment

(a) **Form of Proxy valid despite revocation, amendment or transfer**

Subject to paragraph (b), any vote given in accordance with the terms of a Form of Proxy is valid even if, before the Proxy votes, the relevant Noteholder:

(i) revokes or amends the Form of Proxy or any instructions in relation to it; or

(ii) transfers the Notes in respect of which the proxy was given.

(b) ***When revocation, amendment or transfer is effective***

However, that revocation, amendment or transfer is effective, if notice of that revocation, amendment or transfer is received from the Noteholder who signed that Form of Proxy by the Issuer (or a person appointed to act on behalf of the Issuer specified in the notice of meeting) at the office specified in the notice of meeting no later than 24 hours before the meeting at which the Form of Proxy is used.

8. Single Noteholder

If there is only one Noteholder, the Noteholder may pass a resolution by recording it and signing the record.

9. Circulating Resolutions

(a) **Entitlement to pass Circulating Resolutions**

The Noteholders may without a meeting being held:

(i) pass an Ordinary Resolution, if, within one month after the Notification Date, Noteholders representing more than 50 per cent. of the principal amount of outstanding Notes as at the Notification Date sign a document stating that they are in favour of the resolution set out in the document; or

(ii) pass an Extraordinary Resolution, if, within one month after the Notification Date, Noteholders representing at least 75 per cent. of the principal amount of outstanding Notes as at the Notification Date sign a document stating that they are in favour of the resolution set out in the document.

(b) **Counterparts of Circulating Resolutions**

Separate copies of a document may be used for signing by Noteholders if the wording of the resolution and statement is identical in each copy.

(c) **Failure to give copy of Circulating Resolution does not invalidate it**

The accidental omission to give a copy of a Circulating Resolution to, or the non-receipt of a copy by, any Noteholder does not invalidate the Circulating Resolution.

10. Matters requiring Extraordinary Resolution

The following matters require an Extraordinary Resolution of Noteholders:

(a) **Certain variation of Deed Poll and Conditions**

a variation of a provision of the Deed Poll, the Conditions or a right created under any of them, except for:

(i) a variation that may be made without the consent of Noteholders under Condition 17(a); and

(ii) a variation that requires a Special Quorum under paragraph 11;

(b) **Waiver of breach, etc.**

a waiver of any breach or other non-performance of obligations by the Issuer in connection with the Deed Poll, the Conditions or an authorisation of any proposed breach or non-performance;

(c) **Authorisation to give effect to Extraordinary Resolution**

the authorisation of any person to do anything necessary to give effect to an Extraordinary Resolution;

(d) **Extraordinary Resolution expressly required**

the exercise of any right, power or discretion under the Deed Poll or the Conditions that expressly requires an Extraordinary Resolution; and

(e) **Appointment of committee of Noteholders**

the appointment of any committee (which need not consist of Noteholders) to represent the interests of the Noteholders and the conferring on the committee of any rights, powers or discretions which the Noteholders may exercise by an Extraordinary Resolution.

11. Extraordinary Resolutions requiring Special Quorum

The following matters require a Special Quorum to be present at the meeting:

(a) **Compromise**

any proposal for any compromise of the rights of the Noteholders against the Issuer, whether those rights arise under the Deed Poll, the Conditions or otherwise;

(b) **Exchange or substitution, etc.**

the exchange or substitution of the Notes for, or the conversion of the Notes into, shares, bonds or other obligations or securities of the Issuer or any other body corporate which is not expressly permitted under the Conditions;

(c) **Change to maturity or redemption**

a change to the dates of maturity or redemption of any Notes or any date on which a payment of principal or interest is due on any Notes;

(d) **Reduction or cancellation of amount payable, etc.**

(i) a reduction or cancellation of an amount payable; or

(ii) a change to the method of calculating an amount payable or a date of payment in respect of the Notes,

other than:

(iii) *where the reduction, cancellation or change is expressly provided for in the Conditions; or*

(iv) where the modification increases the amount payable;

(e) **Change to currency**

a change to the due currency of any payment or denomination in respect of the Notes;

(f) **Change to required majority**

a change to the majority required to pass an Extraordinary Resolution; and

(g) **Change to required quorum**

a change to the quorum (whether a Special Quorum or otherwise) required to pass an Extraordinary Resolution.

12. Matters requiring Ordinary Resolution

The Noteholders have the power exercisable by Ordinary Resolution to do anything for which an Extraordinary Resolution is not required.

13. Effect and notice of resolution

13.1 Resolution binding

A resolution passed at a meeting duly convened and held (or by a Circulating Resolution duly sent and signed) in accordance with these provisions is binding on all Noteholders, whether or not they were present, or voted, at the meeting (or signed the Circulating Resolution).

13.2 Notice of resolution

(a) **Within 14 days**

The Issuer must give notice to the Noteholders and the Registrar of the result of the voting on a resolution within 14 days of the result being known.

(b) **Failure does not invalidate resolution**

However, a failure to do so does not invalidate the resolution.

13.3 Consent of Issuer

No resolution varying a provision of the Deed Poll, the Conditions or a right created under any of them is effective unless the Issuer consents to that variation.

14. Minutes

14.1 Minute books

The Issuer must procure that minute books are kept in which are recorded:

(a) **Proceedings**

proceedings and resolutions of meetings; and

(b) **Circulating Resolutions**

Circulating Resolutions.

14.2 Minutes and Circulating Resolutions must be signed

The Issuer must ensure that:

(a) **Chairman to sign resolutions**

minutes of a meeting are signed by the chairman of the meeting or by the chairman of the next meeting; and

(b) **Authorised signatory to sign Circulating Resolutions**

Circulating Resolutions are signed by an authorised signatory of the Issuer.

14.3 Minutes and Circulating Resolutions conclusive

A minute or Circulating Resolution that is recorded and signed in accordance with these provisions, unless the contrary is proved, is conclusive evidence:

(a) **Of its contents**

of the matters contained in it;

(b) **Of convening and holding of meeting**

that the meeting has been duly convened and held (or copies of the proposed Circulating Resolution have been duly sent and signed); and

(c) **Of passing of resolutions**

that all resolutions have been duly passed.

15. Further procedures

The Issuer may prescribe further regulations for the holding of, attendance and voting at meetings as are necessary or desirable and do not adversely affect the interests of the Noteholders.

16. Notes of more than one Series

16.1 Resolutions affecting one Series

A resolution that affects one Series of Notes only is taken to have been duly passed if passed at a meeting, or by a Circulating Resolution, of the Noteholders of that Series.

16.2 Resolutions affecting more than one Series

(a) **No conflict between Series**

A resolution that affects more than one Series of Notes, but does not give rise to a conflict of interest between the Noteholders of any of the Series so affected, is taken to have been duly passed, if passed at a single meeting, or by a Circulating Resolution, of the Noteholders of all Series so affected.

(b) **Conflict between Series**

A resolution that affects more than one Series of Notes, and gives or may give rise to a conflict of interest between the Noteholders of any of the Series so affected, is taken to have been duly passed, if passed at separate meetings, or by separate Circulating Resolutions, of the Noteholders of each Series so affected.

16.3 Legal opinions

The Issuer may rely on, and the Noteholders are bound by, a legal opinion from a leading law firm in New Zealand to the effect that a resolution:

(a) **No conflict between Series**

affects one Series of Notes only; or

(b) **Conflict between Series**

if it affects more than one Series of Notes, does not give rise to a conflict of interest, for the purposes of determining the meeting or meetings which need to be held for the purposes of this paragraph 16.

16.4 References to certain terms

Unless the contrary intention appears, a reference in these provisions to:

(a) **Meeting of Noteholders of relevant Series**

a meeting is to a meeting of Noteholders of a single Series of Notes and references to "Notes" and to "Noteholders" are to the Notes of the Series in respect of which a meeting has been, or is to be, called and to the Noteholders of those Notes, respectively;

(b) **Circulating Resolution of Noteholders of relevant Series**

a Circulating Resolution of Noteholders is to a Circulating Resolution of Noteholders of a single Series of Notes and references to "Notes" and to "Noteholders" are to the Notes of the Series in respect of which a Circulating Resolution has been, or is to be, passed and to the Noteholders of those Notes, respectively; and

(c) **Registrar of relevant Series**

the Registrar is to the Registrar of each of the relevant Series of Notes acting jointly.

17. Interpretation

17.1 Incorporation of other defined terms

(a) **Defined in Conditions**

Terms defined in the Conditions have the same meaning when used in these provisions unless the same term is also defined in these provisions, in which case the definition in these provisions prevails.

(b) **Interpretation provisions of Conditions**

Subject to paragraph (a), the remaining "Interpretation" provisions of the Conditions apply to these provisions.

17.2 Definitions

In these provisions, unless the context otherwise requires.

Circulating Resolution means a written resolution of Noteholders made in accordance with paragraph 9.

Conditions means the terms and conditions applicable to the Notes set out in schedule 1 of the Deed Poll, as amended, supplemented, modified or replaced by the relevant Pricing Supplement.

Extraordinary Resolution means a resolution:

(a) passed at a meeting by at least 75 per cent. of the votes cast at which the requisite quorum is present as set out in paragraph 4.1; or

(b) made in writing by Noteholders in accordance with paragraph 9(a)(ii).

Form of Proxy means a notice in writing in the form available from the Registrar.

Ordinary Resolution means a resolution:

(a) passed at a meeting by at least 50 per cent. of the votes cast at which the requisite quorum is present as set out in paragraph 4.1; or

(b) made in writing by Noteholders in accordance with paragraph 9(a)(i).

Proxy means a person so appointed under a Form of Proxy.

Notification Date means the date stated in the copies of a Circulating Resolution sent to Noteholders, which must be no later than the date on which that resolution is first notified to Noteholders.

Special Quorum has the meaning set out in paragraph 4.1.

17.3 Noteholders at specified time

The time and date for determining the identity of a Noteholder who may be counted for the purposes of determining a quorum or attend and vote at a meeting, or sign a Circulating Resolution, is at the close of business in the place where the Register is kept on the date which is seven days before the date of the meeting or, for a Circulating Resolution, the Notification Date.

Programme Agreement

relating to

Asian Development Bank N.Z.$5,000,000,000 Domestic Medium-Term Note Programme

Date 27 January 2010

BELL GULLY

AUCKLAND VERO CENTRE, 48 SHORTLAND STREET
PO BOX 4199, AUCKLAND 1140, DX CP20509, NEW ZEALAND
TEL 64 9 916 8300 FAX 64 9 916 8801

Contents

This **Programme Agreement** is made on 27 January 2010

between (1) Asian Development Bank (the **Issuer**)

and (2) ANZ National Bank Limited and Royal Bank of Canada (each, an **Arranger**).

Introduction

A. The Issuer proposes to issue Notes from time to time under its N.Z.$5,000,000,000 Domestic Medium-Term Note Programme (the **Programme**).

B. The Issuer wishes to appoint the Arrangers as arrangers for the purposes of the Programme.

C. The Issuer may, from time to time, appoint one or more dealers for the purposes of the Programme.

1. Interpretation

1.1 Definitions

In this Agreement, unless the context otherwise requires:

Agency Agreement means:

(a) the Registry Services Agreement; or

(b) any other agency agreement entered into by the Issuer in relation to an issue of Notes.

Agent Dealer means each person appointed for the purpose of soliciting as an agent offers to purchase a particular issue of Notes pursuant to an Appointment Agreement, other than any such person whose appointment has expired under clause 14.

Appointment Agreement:

(a) means an agreement between the Issuer and one or more Agent Dealers for the purpose of soliciting offers to purchase, and the solicitation by those Agent Dealers of offers to purchase, any Notes; and

(b) includes any agreement substantially in the form of schedule 3.

Austraclear New Zealand Rules means the rules and regulations (including the operating guidelines) established by the Reserve Bank (as amended or replaced from time to time) to govern the use of the Austraclear New Zealand System.

Austraclear New Zealand System means the system operated by the Reserve Bank for holding securities and electronic recording and settling of transactions in those securities between members of the system.

Authorised Officer means:

(a) in the case of a Dealer or a Lead Manager:

(i) a director or secretary of the Dealer or Lead Manager, as the case may be; or

(ii) an officer of that party whose title contains the word "director", "chief", "head", "president", "manager" or "dealer", or a person performing the functions of any of them; or

(iii) any other person appointed by that party as an Authorised Officer for the purposes of the Programme Documents; and

(b) in the case of the Issuer, a person appointed by the Issuer as an Authorised Officer for the purposes of the Programme Documents whose specimen signature has been given to the Arrangers.

Business Day means a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in such place(s) as may be specified in the relevant Pricing Supplement.

Calculation Agent means, in relation to a Series, the Registrar or any other person specified as such in the relevant Pricing Supplement as the party responsible for calculating the interest rate and other amounts required to be calculated under the Conditions or specified in the relevant Pricing Supplement.

Charter means the Agreement Establishing the Asian Development Bank.

Claim has the meaning given in clause 12.5

Clearing System means:

(a) the Austraclear New Zealand System; or

(b) any other clearing system specified in the relevant Pricing Supplement.

Communication has the meaning given in clause 18.2(a)

Conditions means, in relation to a Note, the terms and conditions applicable to that Note set out in the Deed Poll as supplemented, modified, amended or replaced by the relevant Pricing Supplement.

Costs includes costs, charges and expenses, including those incurred in connection with advisers.

Dealer means each Agent Dealer or Principal Dealer.

Deed Poll means the note deed poll so entitled executed by the Issuer on or about the date of this Agreement.

Denomination means the notional face value of a Note.

Event of Default has the meaning given in the Conditions.

GST means goods and services tax imposed pursuant to the Goods and Services Tax Act 1985.

Indemnified Person has the meaning given in clause 12.4(a)

Indemnifier has the meaning given in clause 12.4(a)

Information Memorandum:

(a) means, in relation to a Note, any information memorandum, any advertisement (as defined in the Securities Act (N.Z.)) or any other offering document referred to in the Pricing Supplement (and any supplement to it) prepared on behalf of, and approved by, the Issuer in connection with the issue of Notes; and

(b) includes:

(i) all documents incorporated by reference in it; and

(ii) any other information (including a Pricing Supplement) approved by the Issuer from time to time.

Issue Date means the issue date specified in, or determined in accordance with, the Pricing Supplement.

Lead Manager:

(a) means, in relation to any Tranche, a Principal Dealer who is specified in the relevant Pricing Supplement and related Subscription Agreement as the "Lead Manager" or a "Joint Lead Manager" for that Tranche; and

(b) a reference to "Lead Manager" is a reference to the Lead Manager or the Joint Lead Managers of a Tranche (as the case may be).

Market Disaster means a change in national or international financial, political or economic conditions that, in the reasonable opinion of the Issuer or the Lead Manager or (if none) the relevant Dealer, has, or is likely to have, a material adverse effect on the offering, placement, distribution or sale of the Notes or dealings in the Notes in the secondary market.

Material Adverse Effect means a material adverse effect on the Issuer's ability to comply with its obligations under the Notes.

Maturity Date means the maturity date specified in, or determined in accordance with, the Pricing Supplement.

New Zealand Dollar Equivalent means, on any day:

(a) in relation to any Note denominated in New Zealand dollars, the principal amount of that Note; and

(b) in relation to any Note denominated in any other currency, the amount in New Zealand dollars which would be required to purchase the principal amount of that Note as expressed in that other currency at the spot rate of exchange for the purchase of that other currency with New Zealand dollars quoted by Calculation Agent or the Dealer at or about 11:00 a.m. on that day.

Note means a medium-term debt obligation issued or to be issued by the Issuer and which is constituted by, and owing under, the Deed Poll, the details of which are recorded in, and evidenced by entry in, the Register.

Pricing Supplement means, in respect of a Tranche, a pricing supplement prepared in relation to the Notes of the relevant Tranche based on the form of schedule 4, and confirmed in writing by the Issuer.

Principal Dealer means each person appointed for the purpose of purchasing Notes as a principal (on either a syndicated or non-syndicated basis) for resale to others pursuant to a Subscription Agreement, other than any such person whose appointment has expired under clause 14.

Private Placement means a sale of Notes as so described in clause 4.1(a)(i).

Programme means the uncommitted debt issuance programme for the issue of Notes as described in this Agreement and the Information Memorandum.

Programme Documents means this Agreement, the Deed Poll, each Agency Agreement, each Pricing Supplement, each Relevant Agreement, each Note and any document that the Issuer acknowledges in writing to be a Programme Document.

Programme Limit means N.Z.$5,000,000,000 for all outstanding Notes, as may be varied by the Issuer under clause 17.

Purchase Price means, in relation to Notes being issued to a Dealer, the price payable by the Dealer to the Issuer under the Subscription Agreement executed in respect of those Notes.

Rating Agency means each of Moody's Investors Service Inc., Standard & Poor's and Fitch Ratings.

Register means, in relation to a Series, a register, including any branch register, of holders of Notes established and maintained by or on behalf of the Issuer under a Registry Services Agreement.

Registrar means, in relation to a Series, Computershare Investor Services Limited or such other person appointed by the Issuer to establish and maintain the Register for that Series on the Issuer's behalf from time to time.

Registry Services Agreement means, in relation to a Series, the registrar and paying agency agreement dated 27 January 2010 between the Issuer and the Registrar applicable to that Series, or any replacement of it as amended from time to time.

Relevant Agreement means an agreement between the Issuer and any Dealer for (i) the sale by the Issuer and the purchase by that Dealer of any Notes, including each Subscription Agreement, or (ii) the solicitation by the Dealer of offers to purchase any Notes, including each Appointment Agreement.

Reserve Bank means Reserve Bank of New Zealand as operator of the Austraclear New Zealand System.

Securities Act (N.Z.) means the Securities Act 1978 of New Zealand.

Series means a Tranche or Tranches of Notes that is or are identical and is or are issued on the same Conditions, except that:

(a) the Issue Date and the amount of the first payment of interest may be different in respect of different Tranches of a Series; and

(b) a Series may comprise Notes in more than one denomination.

Solicited Purchase means an offer to purchase Notes as so described in clause 4.2(a).

Specified Currency:

(a) means any currency as may be agreed between the Issuer and the Dealers that satisfies the requirements of clause 2.6; and

(b) in relation to Notes, is specified in the relevant Pricing Supplement.

Subscription Agreement:

(a) means an agreement between the Issuer and one or more Principal Dealers for the issue by the Issuer to such Dealers, and the subscription by those Dealers, of any Notes; and

(b) includes any agreement substantially in the form of schedule 2.

Syndicated Sale means an issue of Notes as so described in clause 4.1(a)(ii).

Tenor of a Note means the number of days from (and including) its Issue Date to (but excluding) its Maturity Date.

Tranche means Notes that are issued on the same Issue Date and on the same Conditions, and the terms of which are identical in all respects (except that a Tranche may comprise Notes in more than one denomination).

1.2 References to certain general terms

In this Agreement, unless the context otherwise requires:

(a) **Group of persons**

a group of persons is a reference to all of them collectively and to each of them individually;

(b) **Document**

a document (including this Agreement) includes any variation or replacement of it;

(c) **Law**

law means common law, principles of equity and laws made by any parliament (and laws made by parliament include any regulations and other instruments under them, and consolidations, amendments, re-enactments or replacements of any of them);

(d) **Currency**

New Zealand dollars or N.Z.$ is a reference to the lawful currency of New Zealand;

(e) **Time**

a time of day is a reference to New Zealand time;

(f) **Person**

the word "person" includes a firm, a body corporate, an unincorporated association and an authority;

(g) **Successors**

a particular person includes a reference to the person's executors, administrators, successors, substitutes (including persons taking by novation) and assigns;

(h) **Agreement**

an agreement, representation or warranty in favour of two or more persons is for the benefit of them jointly and each of them individually;

(i) **Whole and each part**

any thing (including any amount) is a reference to the whole and each part of it; and

(j) **Inclusive words, etc.**

the words "including", "for example" or "such as" when introducing an example, do not limit the meaning of the words to which the example relates to that example or examples of a similar kind.

1.3 References to principal

In this Agreement, unless the context otherwise requires:

(a) **Redemption Amount, etc.**

any reference to "principal" is taken to include the Redemption Amount (as defined in the Conditions), any premium payable in respect of a Note, and any other amount in the nature of principal payable in respect of the Notes under the Conditions;

(b) **Discounted Note**

the principal amount of a Note issued at a discount is to be taken as at any time to equal the lesser of:

(i) its Denomination; and

(ii) if specified in the Pricing Supplement, its Amortised Face Amount (as defined in the Conditions) at that time;

(c) **Principal varies by reference to schedule or formula**

the principal amount of a Note which is to vary by reference to a schedule or formula (where such determination has been previously made in accordance with the Conditions) is to be taken as at any time to equal its varied amount;

(d) **Partly paid Note**

the principal amount of a partly paid Note is to be taken to equal its paid up principal amount; and

(e) **Instalment Note**

the principal amount of an instalment Note at any time is to be taken to be its Denomination less the total instalments repaid to the extent that such instalments relate to a repayment of principal.

1.4 Number

The singular includes the plural and *vice versa*.

1.5 Headings

Headings are for convenience only and do not affect the interpretation of this Agreement.

2. Programme

2.1 Programme

(a) **Uncommitted debt issuance programme**

The Programme is an uncommitted debt issuance programme under which the Issuer may issue Notes to any one or more Dealers.

(b) **No Dealer is obliged to offer for sale**

Unless otherwise agreed with the Issuer, no Dealer is obliged to offer for sale, bid for or place any Notes.

(c) **Issuer need not issue Notes**

The Issuer need not issue any Notes under the Programme.

2.2 Appointments of Dealers

Each Dealer will be appointed under a Subscription Agreement or an Appointment Agreement pursuant to clause 14.

2.3 Lead Manager

(a) **Issuer may appoint Lead Manager**

The Issuer may appoint, in relation to any Tranche or Series of Notes, one or more Principal Dealers as the Lead Manager of that Tranche or Series.

(b) **Details of appointment**

The details of the appointment must be specified in the relevant Pricing Supplement and Subscription Agreement.

2.4 Types of Notes

Notes issued under the Programme may be Notes that:

(a) **Interest**

are non-interest bearing or bear interest at a rate that is fixed, floating or calculated by reference to an index rate;

(b) **Discount, premium or par**

are issued at a discount or premium or at par;

(c) **Amortisation**

amortise by reference to a schedule or formula;

(d) **Determination of principal or interest**

have principal or interest determined by reference to one or more values of currencies, commodities, interest rates or other indices or formulae; or

(e) **Special conditions**

have special conditions specified in the relevant Pricing Supplement.

2.5 Term of Programme

The Programme continues for a period of 30 years from the date of the Information Memorandum or, if earlier, until terminated by the Issuer.

2.6 Currencies

(a) **Acknowledgment of other currencies**

The parties acknowledge that Notes issued under the Programme may be denominated in currencies other than New Zealand dollars.

(b) **Conditions to Notes denominated other than in New Zealand dollars**

Any agreement for the sale and purchase of a Note denominated in a currency other than New Zealand dollars is conditional on:

(i) it being lawful and in compliance with all requirements of any relevant authority, for Notes denominated in that currency to be issued, offered for sale and sold;

(ii) that other currency being freely transferable and freely convertible into New Zealand dollars;

(iii) Notes denominated in that other currency being capable of being transacted through the relevant Clearing System; and

(iv) any appropriate amendments that the Issuer, the relevant Dealer or the relevant Calculation Agent require having been made to this Agreement or any other Programme Document.

2.7 Additional issuance

The Dealers acknowledge that:

(a) **Issuer may issue debt instruments under other programmes**

nothing in the Programme Documents prohibits or restricts the Issuer from issuing notes, bonds or other debt instruments (including other dematerialised securities lodged in the Austraclear New Zealand System) otherwise than under the Programme; and

(b) **Issuer may issue debt instruments to persons who are not Dealers**

the Issuer may, from time to time, issue and sell those notes, bonds or other debt instruments to third parties who are not Dealers.

3. Conditions precedent

3.1 Conditions to first issue

(a) **No issue of Notes until initial conditions satisfied**

The Issuer agrees not to issue any Notes under the Programme until each Arranger has received every item listed in schedule 1 in form and substance satisfactory to it.

(b) **Certification by authorised persons**

Any item required to be certified must be certified by an authorised signatory of the Issuer or any Authorised Officer of the Issuer as being true and complete as at a date no later than the date of this Agreement.

(c) **Notice to Issuer**

The Arrangers agree to notify the Issuer as soon as practicable after they receive the final item.

3.2 Conditions to each issue

The obligations of each Dealer shall be subject to the following conditions at the proposed Issue Date:

(a) **Current Information Memorandum**

there is an Information Memorandum in relation to those Notes that has not been withdrawn;

(b) **Representations and warranties**

(i) the representations and warranties in clause 9.1 are correct and not misleading; and

(ii) since the date of the Relevant Agreement in respect of the proposed issue of Notes, no event has occurred making those representations and warranties untrue or incorrect in a manner that is material in the context of the issue and offer of the Notes,

from when they were made or taken to be made in accordance with clause 9.2.

(c) **Ratings**

since the date of the Relevant Agreement in respect of the proposed issue of Notes:

(i) the rating of the Issuer as of the date of the Relevant Agreement has not been downgraded; and

(ii) the Rating Agency has not issued a statement of negative outlook in relation to the Notes or placed the Issuer on "credit watch" with negative implications (or other similar publication of formal review by the Rating Agency);

(d) **Agency Agreement**

each Agency Agreement required for the Issuer to issue those Notes has been fully signed by the parties to it;

(e) **No Event of Default**

no Event of Default continues unremedied;

(f) **In-house legal opinion**

(i) the Issuer has delivered an opinion of in-house counsel to the Issuer, dated that Issue Date and addressed to each Dealer, to the effect that:

(A) the Issuer has obtained all governmental approvals required pursuant to the Charter in connection with the offering, issue and sale of such Notes;

(B) the creation, issue, sale and delivery of such Notes have been duly authorised; and when such Notes have been duly issued, delivered and paid for in accordance with the Subscription Agreement, such Notes will constitute valid, binding and enforceable obligations of the Issuer in accordance with their terms; and

(C) the Subscription Agreement, or Appointment Agreement, as the case may be, and Pricing Supplement have each been duly authorised, executed and delivered by the Issuer and each constitutes a valid and binding agreement of the Issuer; and

(ii) in rendering its opinion, such counsel may state that its opinion is limited to matters of public international law, including without limitation the Charter and Bylaws of the Issuer, the Rules of Procedure of the Board of Governors of the Issuer and the Rules of Procedure of the Board of Directors of the Issuer; to the extent that any opinion is expressed as to the validity and binding effect of any agreement or instrument executed by the Issuer which by its terms is governed by national law, such opinion as to matters of public international law may be given upon assumption of the validity and binding effect of such agreement or instrument under such national law;

(g) **Pricing Supplement**

the Issuer has delivered a signed copy of a Pricing Supplement to the Dealer;

(h) **Subscription Agreement** or Appointment Agreement

the Issuer and the Dealer have signed a Subscription Agreement or Appointment Agreement, as the case may be, in respect of the relevant Notes; and

(i) **No Market Disaster**

no Market Disaster has occurred and is subsisting in circumstances where, since the signing of the Subscription Agreement or Appointment Agreement, as the case may be, the Issuer or a Lead Manager (or the Dealer, if there is no Lead Manager) has:

(i) given written or oral notice to the Issuer, the Lead Manager or the Dealer (as the case may be) of the occurrence of the Market Disaster, together with advice (where reasonably practicable, in writing) in reasonable detail of the circumstances giving rise to the Market Disaster; and

(ii) where reasonably practicable, consulted with the Issuer, the Lead Manager or the Dealer (as the case may be) in relation to the Market Disaster.

3.3 Benefit of conditions and waiver

(a) **For benefit of Dealer**

Each condition precedent in clause 3.2 is for the benefit of a Dealer and may be waived by it by notice in writing to the Issuer.

(b) **Other Dealers not affected**

A waiver does not affect any other Dealer.

4. Procedures for distribution of Notes

4.1 Purchases as Principal

(a) **Offer and Sale of Notes to Principal Dealers**

The Issuer may from time to time agree with one or more Principal Dealers to issue a Tranche of Notes:

(i) **Private Placement**

by way of private placement with one or more Principal Dealers (a **Private Placement**); or

(ii) **Syndicated Sale**

as a syndicated issue with one or more Principal Dealers under which one or more of them are appointed as a Lead Manager (a **Syndicated Sale**), at the prices and on terms agreed between the Issuer and relevant Principal Dealer.

(b) **Preparation of Subscription Agreement**

The Issuer (or a Lead Manager or a Principal Dealer at the request of the Issuer) agrees to ensure that a Subscription Agreement and Pricing Supplement is prepared and entered into in respect of each proposed issue.

(c) **Promotion of secondary market in Syndicated Sale**

Each Principal Dealer and the Issuer may agree additional terms with regard to facilitating liquidity in the relevant Notes in the secondary market, such terms to be set out in the relevant Subscription Agreement.

4.2 Solicitations as Agent

(a) **Solicitations of Offers to Purchase Notes**

The Issuer may from time to time agree with one or more Agent Dealers to solicit offers to purchase a Tranche of Notes (a **Solicited Purchase**) at the prices and on terms prescribed by the Issuer.

(b) **Preparation of Appointment Agreement**

The Issuer agrees to ensure that an Appointment Agreement and Pricing Supplement is prepared and entered into in respect of each proposed offer and sale.

(c) **Best Market Efforts**

Each such Agent Dealer severally and not jointly, will use such efforts to solicit offers to purchase the applicable Notes as are consistent with best market practice in the international securities markets upon the terms and conditions set forth in the Information Memorandum. The Issuer reserves the right to sell Notes directly to investors on its own behalf (if permitted in accordance with applicable law or directive).

(d) **Limits**

Unless otherwise agreed or unless applicable law or directive otherwise prescribes, each Agent Dealer appointed as agent is authorised to solicit offers to purchase Notes only in the minimum principal amount of the approximate equivalent in New Zealand dollars of US$1,000,000 (or, in the case of Notes not denominated in New Zealand dollars, the approximate equivalent thereof in the Specified Currency, or any amount in excess thereof that is an integral multiple of the approximate equivalent in New Zealand dollars of U.S.$1,000 (in the case of Notes not denominated in New Zealand dollars, conventionally accepted integral multiples in the relevant Specified Currency).

(e) **Communication of Offers**

Each Agent Dealer appointed as agent shall communicate to the Issuer, orally or in writing, each offer to purchase Notes received by it as agent that in such Agent Dealer's reasonable judgment should be considered by the Issuer.

(f) **Acceptance or Rejection of Offers**

The Issuer has the sole right to accept to purchase Notes and may reject any offer in whole or in part, and any such rejection shall not be deemed a breach of the Issuer's agreements contained herein and in the applicable Appointment Agreement. Each Agent Dealer shall have the right to reject any offer to purchase Notes that such Agent Dealer reasonably considers to be unacceptable, and any such rejection shall not be deemed a breach of such Agent Dealer's agreements contained herein and in the applicable Appointment Agreement.

(g) **Suspension of Solicitation of Offers**

The Issuer reserves the right, in its sole discretion, to instruct the Agent Dealers acting as agents to suspend at any time, for any period of time or permanently, the solicitation of offers to purchase Notes. Upon receipt of notice from the Issuer, each Dealer acting as agent shall forthwith suspend solicitations of offers to purchase Notes from the Issuer until such time as the Issuer has advised such Agent Dealer that such solicitation may be resumed.

4.3 No obligation to facilitate liquidity in Private Placement or Solicited Purchase

(a) **Facilitate liquidity**

Unless otherwise agreed, each Principal Dealer party to a Subscription Agreement in relation to a Private Placement of Notes and each Agent Dealer is not obliged to facilitate liquidity in those Notes, other than, in the case of a Principal Dealer party to a Subscription Agreement, in respect of a further Tranche of an existing Syndicated Sale issued by way of Private Placement.

(b) **Facilitate liquidity, subject to market conditions**

In the case of an obligation described in (a), the Principal Dealer agrees to use reasonable endeavours, subject to market conditions, to facilitate liquidity in those Notes in the secondary market.

4.4 General procedures

The Issuer and one or more Dealers may from time to time agree procedures for the making of requests and bids, the timing of sales and settlements and any other matter in connection with an issue of any Notes by the Issuer.

4.5 Third party sales by the Issuer

Despite clause 4.1, the Dealers acknowledge that the Issuer may, from time to time, issue and sell Notes to third parties who are not Dealers.

5. Form of Notes

5.1 Form of Notes

Each Note must:

(a) **Denomination**

be denominated in New Zealand dollars or a Specified Currency;

(b) **Location of Register**

be registered on a Register located in Auckland (or any other place in New Zealand agreed between the Issuer and the Registrar);

(c) **Constituted by Deed Poll**

be debt obligations of the Issuer that are constituted by, and owing under, the Deed Poll and be subject to the Conditions;

(d) **Specified Denomination**

be issued in a Denomination specified in the relevant Pricing Supplement;

(e) **Tenor**

have a Tenor of more than 365 days (or as otherwise specified in the relevant Pricing Supplement); and

(f) **Issue Date**

have an Issue Date that is a Business Day.

5.2 Pricing Supplement

(a) **Additional terms**

The Pricing Supplement may provide for additional terms applying to Notes of any Series.

(b) **Variation of Conditions**

The Conditions may be amended, supplemented, modified or replaced in relation to any Notes by the relevant Pricing Supplement.

(c) **Inconsistency**

To the extent the terms of the Pricing Supplement are inconsistent with the provisions of any Programme Document, the terms of that Programme Document are varied by the terms of the Pricing Supplement in respect of those Notes.

5.3 Description of Notes

Notes of any Series may be described as "Notes", "MTNs", "Bonds", "Indexed Notes", "Amortising Notes", "Credit Linked Notes", "FRNs", "Zero Coupon Notes" or by any other marketing name specified in the relevant Pricing Supplement.

6. Payment and issue of Notes

6.1 Clearing Systems

Each issue of Notes may be transacted either:

(a) **Through Clearing System**

through a Clearing System;

(b) **Outside Clearing System**

outside any Clearing System; or

(c) **Combination**

by a combination of paragraphs (a) and (b).

6.2 Transactions through Clearing System

If transactions in respect of the Notes are to be made through a Clearing System, on the Issue Date for the Notes:

(a) **Lodgment in Clearing System**

the Issuer agrees:

(i) to lodge the Notes, or arrange for the Notes to be lodged, in the relevant Clearing System; and

(ii) to request that those Notes be transferred to the account of each Dealer (or any other account as directed by that Dealer) against payment of the relevant portion of the Purchase Price; and

(b) **Agreement of Principal Dealers**

each Principal Dealer agrees to pay the Purchase Price for the relevant Notes to be purchased by it:

(i) in the case of Notes to be lodged in the Austraclear New Zealand System, by effecting settlement through the Austraclear New Zealand System on the Issue Date for those Notes; or

(ii) in the case of Notes lodged in another Clearing System, by transferring funds to the relevant account of a paying agent with that Clearing System or its nominee for value on the Issue Date for those Notes; or

(iii) in any other manner agreed between the Issuer and that Principal Dealer.

6.3 Clearing System rules apply

Transactions between the Issuer and Dealer relating to Notes lodged in a Clearing System are subject to the rules and regulations of that Clearing System

6.4 Transactions not through Clearing System

If transactions in respect of a Note are not to be transacted through a Clearing System, then, on the Issue Date for the Note:

(a) **Agreement to procure issue and registration**

the Issuer agrees to procure the issue of and the registration of the Notes in the name of the Principal Dealers (or as otherwise directed by the Principal Dealers) for their respective allocations against payment of the Purchase Price; and

(b) **Agreement to pay Purchase Price**

each Principal Dealer agrees to pay the Purchase Price for the Notes to be purchased by it in immediately available funds in the manner agreed between the Issuer and the Principal Dealer; and

(c) **Agreement to issue**

as soon as possible after it receives payment under paragraph (b), the Issuer agrees to issue or procure the issue to the Principal Dealer of so many numbers of marked transfer forms for the Notes purchased by the Principal Dealer on that date as the Principal Dealer reasonably requests.

7. Dealers' acknowledgments and obligations

7.1 No disclosure document or prospectus

Unless specified in the relevant Pricing Supplement, each Dealer acknowledges that:

(a) **No lodgement of prospectus or other disclosure document**

no prospectus or other disclosure document in relation to Notes or the Programme has been lodged, or will be lodged, with the New Zealand Securities Commission; and

(b) **No action taken to permit public offering**

no action has been taken, or will be taken, in any jurisdiction that would permit a public offering of the Notes, or possession or distribution of the Information Memorandum or any other offering material in relation to Notes, in any jurisdiction where action for that purpose is required.

7.2 Dealers to observe applicable law

(a) **Agreement to comply with a law**

Each Dealer agrees to comply with any applicable law or directive in any jurisdiction in which it may subscribe for, offer, sell or transfer Notes.

(b) **Know your customer procedures, etc.**

Each Dealer:

(i) must ensure that offers to subscribe or purchase Notes are not accepted unless it is satisfied that the identity of the subscribers of the Notes has been sufficiently established;

(ii) represents that its policies and procedures include "know your customer" policies and procedures that satisfy the requirements of law applicable to it; and

(iii) must comply with the laws of New Zealand in relation to anti-money laundering and the financing of terrorism.

7.3 Selling restrictions

Each Dealer agrees that it will not directly or indirectly subscribe, offer, sell or transfer Notes, or distribute any Information Memorandum or other offering material in relation to the Notes, in any jurisdiction except in accordance with:

(a) **This Agreement**

this Agreement;

(b) **Selling restrictions**

the restrictions set out in schedule 5;

(c) **Additional restrictions**

any additional restrictions that are set out in the applicable Subscription Agreement or Appointment Agreement, as the case may be, or the relevant Pricing Supplement; and

(d) **Applicable law**

any applicable law or directive of that jurisdiction.

7.4 Change to selling restrictions

(a) **Ability to change selling restriction**

The Issuer may change the restrictions set out in schedule 5 following a change in any law or directive or in its interpretation or administration by an authority or the introduction of a new law or directive.

(b) **Documentation of change**

Any change must be included in any relevant Pricing Supplement and any relevant Subscription Agreement or Appointment Agreement, as the case may be, where relevant to that issue of Notes.

(c) **Conditions to be satisfied**

If a Dealer has agreed to purchase Notes in accordance with this Agreement, the Issuer may not change the restrictions set out in schedule 5 until after those Notes have been issued unless:

(i) that Dealer otherwise consents; or

(ii) the change reflects a change in any law or directive or in its interpretation or administration by an authority or the introduction of a new law or directive.

7.5 Dealers to obtain authorisations

(a) **Obligation to obtain authorisations**

Each Dealer agrees to obtain all authorisations required by it for the subscription, offer, sale or transfer by it of Notes under any applicable law or directive in any jurisdiction to which it is subject or in which it subscribes, offers, sells or distributes Notes.

(b) **Other parties not responsible**

Neither the Issuer, any Lead Manager nor any Arranger has any responsibility for obtaining those authorisations.

7.6 Investor suitability

Each Dealer agrees to give due regard to whether investors in any Notes have the financial capacity to bear the risks associated with an investment in such Notes and sufficient knowledge and experience to evaluate those risks and, in addition to any customary and required disclosure, to, if it deems appropriate, provide investors with further clarification of the risks involved in investing in any Notes.

7.7 Stabilisation

In connection with a particular issue of Notes, the relevant Dealer or Dealers reserve the right to appoint itself or any one of them to act as a stabilising manager (the **Stabilising Manager**), which appointment will be disclosed in the applicable Pricing Supplement. The terms upon which any Stabilising Manager shall act or be appointed shall be those established by the relevant Dealer or agreed from time to time among the relevant Dealers for any particular issue of Notes and shall be subject to all applicable laws, regulations and directives. If the Issuer agrees to issue Notes to more than one Dealer and no agreement shall be reached among the relevant Dealers, none of them may stabilise the relevant issue of Notes. The Stabilising Manager, for its own account (subject to any agreement among the relevant Dealers) and in its discretion may, as principal and not as agent of the Issuer, in connection with the distribution of any particular issue of Notes, over-allot or effect transactions that stabilise or maintain the market price of Notes at levels that might not otherwise prevail. Such stabilising, if commenced, may be discontinued at any time.

8. Information Memorandum and other documents

8.1 Issuer to give copies of Information Memorandum and other documents

The Issuer agrees to give to each Dealer upon request, prior to the Issue Date relating to the relevant Notes, copies of:

(a) **Information Memorandum**

the Information Memorandum and each supplement, amendment or replacement of it;

(b) **Documents incorporated by reference**

the documents incorporated by reference in that Information Memorandum;

(c) **Pricing Supplement**

each Pricing Supplement relating to the Notes in respect of which a Dealer is a Dealer or a Principal Dealer; and

(d) **Agency Agreement**

each Agency Agreement relating to the Notes in respect of which a Dealer is a Dealer or a Principal Dealer,

in each case in the number from time to time reasonably requested by each Dealer.

8.2 Authority to distribute

(a) **Copies of Information Memorandum**

Subject to clause 7, the Issuer authorises each Dealer to give to actual and potential purchasers of the Notes copies of the Information Memorandum.

(b) **Most recent Information Memorandum**

The Issuer may from time to time update the Information Memorandum.

(c) **Use of Information Memorandum**

Each Dealer agrees only to use the most recent Information Memorandum received by it, except as otherwise permitted under clause 8.4.

8.3 Authorised information

(a) **Restrictions on authority to make representations, etc.**

The Issuer has not authorised the Dealers to give any information or make any representation in connection with the Notes, the Programme or the financial condition or affairs of the Issuer that is not contained in, or consistent with the most recent Information Memorandum.

(b) **Information, etc., that may be given to purchasers**

However, this does not prevent a Dealer giving actual or potential purchasers of Notes:

(i) copies of written confirmation of ratings made by the Rating Agency in relation to the Issuer, the Notes (if any) or the Programme that have not been notified to that Dealer by the Issuer as being withdrawn or out of date and in accordance with any requirements from the Rating Agency; and

(ii) any other information or representation approved from time to time by the Issuer in writing and that has not been notified to that Dealer by the Issuer as being withdrawn or out of date.

8.4 Secondary market distribution

(a) **Facilitation of secondary market**

For the purpose of facilitating a secondary market in Notes issued before the most recent Information Memorandum, the Dealers may distribute a copy of the Information Memorandum in force at the date of issue of those Notes to existing holders, and potential purchasers, of those Notes.

(b) **Requirement to draw purpose of Information Memorandum to attention of purchasers**

Each Dealer agrees that it may only do this if it expressly draws to the attention of those persons that the Information Memorandum is provided only for the purpose of giving information in relation to the Conditions of those Notes.

9. Representations and warranties

9.1 Representations and warranties

In respect of each issue of Notes, the Issuer represents and warrants to each Dealer that:

(a) **Untrue statements, etc.**

the Information Memorandum does not, and any applicable Pricing Supplement (when read together with the Information Memorandum) will not, as of their respective dates, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances

under which they were made, not misleading, except that this representation and warranty does not apply to statements in or omissions from the Information Memorandum based upon information concerning any Dealer furnished to the Issuer in writing by or on behalf of such Dealer expressly for use therein;

(b) **Due establishment of Issuer**

the Issuer is duly established and existing under the Charter;

(c) **Due authorisation**

any applicable Pricing Supplement and Subscription Agreement or Appointment Agreement, as the case may be, as of its date, has been duly authorised, executed and delivered by the Issuer;

(d) **Notes constitute valid and bridging obligations**

the creation, issue, sale, execution and delivery of the Notes specified in the applicable Pricing Supplement have been duly authorised, and when duly issued, delivered and paid for, such Notes will constitute valid, binding and unconditional, direct, general obligations of the Issuer, enforceable in accordance with their terms;

(e) **Ranking of Notes**

the Notes will rank pari passu without any preference among themselves and with all other unsecured and unsubordinated obligations of the Issuer;

(f) **Notes conform to description in Information Memorandum**

the Notes will conform in all material respects to the description thereof contained in the Information Memorandum and the applicable Pricing Supplement;

(g) **No breach**

neither the issuance or sale of such Notes nor the taking of any other action contemplated in this Agreement will result in a breach by the Issuer of any terms of, or constitute a default under, any agreement or undertaking of the Issuer;

(h) **Agency Agreement**

each applicable Agency Agreement has been duly authorised, executed and delivered by the Issuer and constitutes a valid and binding obligation of the Issuer, enforceable in accordance with its terms;

(i) **No material adverse change**

there has not been any material adverse change in the condition, financial or otherwise, of the Issuer from that set forth in the Information Memorandum since the date of the most recent financial statements contained or incorporated by reference in the Information Memorandum;

(j) **Governmental approvals**

the Issuer has obtained, or prior to the Issue Date of any particular issue of Notes will have obtained, all governmental approvals required pursuant to the Charter in connection with the offering, issue and sale of the Notes specified in the applicable Pricing Supplement; and

(k) **Global borrowing authorisation not exceeded**

the aggregate nominal amount (or, in the case of non-interest bearing Notes, the aggregate proceeds) of the Notes specified in the applicable Pricing Supplement, together with the aggregate nominal amount (or, in the case of non-interest bearing Notes, the aggregate proceeds) of all Notes issued by the Issuer in the same calendar year does not exceed the amount authorised by the Board of Directors of the Issuer in its global borrowing authorisation for such calendar year.

9.2 Repetition of representations and warranties

The representations and warranties in this clause are taken to be made (by reference to the then current circumstances) on:

(a) **Subscription Agreement or Appointment Agreement**

the date of each Subscription Agreement or Appointment Agreement, as the case may be; and

(b) **Issue Date**

each Issue Date.

9.3 Reliance

The Issuer acknowledges that each Dealer has entered into each Relevant Agreement to which it is a party in reliance on the representations and warranties in this clause.

10. Undertakings

In respect of each issue of Notes, the Issuer undertakes to each Dealer:

(a) **Information Memorandum or Pricing Supplement misleading**

if any event shall occur as a result of which, in the judgment of the Issuer, the Information Memorandum or any applicable Pricing Supplement (in each case, when read together with the Information Memorandum) as then amended or supplemented would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the Issuer shall:

(i) promptly notify those Dealers party to the relevant Subscription Agreement or Appointment Agreement, as the case may be, in respect of Notes that have not, as of such time, been issued; and

(ii) prepare an amendment or supplement to the Information Memorandum or such Pricing Supplement, as the case may be, that will correct such untrue statement or omission;

(b) **Give details of proposed amendments to Dealers**

before amending or supplementing any applicable Pricing Supplement or, in respect of any particular issue of Notes, the Information Memorandum, the Issuer shall furnish those Dealers party to the relevant Subscription Agreement or Appointment Agreement, as the case may be, in respect of Notes that have not, as of such time, been issued copies of such proposed amendments or supplements, which

amendments or supplements shall be subject to the reasonable approval of such Dealers and their counsel; and

(c) **Notice to Dealers of certain events and circumstances**

if:

(i) there has been any downgrading of one or more of the Issuer's ratings by a credit rating agency that rates the Issuer's debt securities, or if the Issuer has received any notice from such an agency of:

(A) any intended or potential downgrading; or

(B) any review with possible negative implications in respect of one or more of the Issuer's ratings; or

(ii) the representations and warranties of the Issuer contained herein will not be true and correct on an Issue Date as though made at and as of such date; or

(iii) the Issuer will not have performed all of its obligations under the applicable Subscription Agreement required to be performed or satisfied on or prior to such Issue Date; or

(iv) the Information Memorandum does not contain or incorporate by reference all material information relating to the assets and liabilities, financial position and net income of the Issuer; or

(v) anything has happened or is expected to happen that would require the Information Memorandum to be supplemented or updated,

then the Issuer shall promptly so notify each relevant Dealer that has entered into any Subscription Agreement, or Appointment Agreement, as the case may be, in respect of Notes that have not, as of such time, been issued.

11. Fees

The Issuer agrees to pay each Dealer's fees (if any) in respect of Notes that it issues as may be agreed between them from to time.

12. Costs and indemnities

12.1 What Issuer agrees to pay

(a) **Separate agreement regarding costs**

The Issuer and each Dealer will agree separately in writing which party or parties are responsible for the payment of certain costs in relation to the relevant Notes.

(b) **Amounts payable on demand**

The Issuer agrees to pay amounts due under this clause on demand from the relevant Dealer.

12.2 Indemnity by Issuer

(a) What Issuer agrees to indemnify

The Issuer indemnifies each Dealer against any liability or losses arising from, and any reasonable Cost incurred in connection with:

(i) any untrue statement or alleged untrue statement of a material fact expressly contained in the Information Memorandum or any Pricing Supplement in connection with the offer and sales of Notes; or

(ii) arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading,

except insofar as such liability, loss or Cost is caused by any such untrue statement or omission or alleged untrue statement or omission based upon information relating to such Dealer furnished to the Issuer in writing by such Dealer expressly for use therein.

(b) Exclusions from indemnity

No amount is payable under this sub-clause to the extent the liability, loss or Cost is due to the fraud, wilful misconduct or negligence of the Dealer.

(c) Further indemnity to Agent Dealer

If the Issuer defaults in its obligation to deliver Notes to a purchaser whose offer it has accepted, the Issuer shall hold the relevant Agent Dealer harmless against any loss, claim, damage or liability arising from or as a result of such default and shall, in particular, pay to such Agent Dealer the commission such Agent Dealer would have received had such sale been consummated.

(d) Amounts payable on demand

The Issuer agrees to pay amounts due under this indemnity on demand from the relevant Dealer.

12.3 Indemnity by Dealers

(a) What Dealer agrees to indemnify

Each Dealer, on a several and not joint basis, indemnifies the Issuer against any liability or loss arising from, and any reasonable Cost incurred in connection with, any failure by that Dealer:

(i) to comply with its obligations set out in this Agreement; or

(ii) to pay any sum due in respect of the purchase of any Note, or to purchase any Note that the Dealer is obliged to purchase, including any liability or loss arising from, and any Cost incurred by the Issuer in connection with, the raising of funds to cover any shortfall in funds as a result of that Dealer's default.

(b) Exclusions from indemnity

No amount is payable under this sub-clause to the extent the liability, loss or Cost is due to the fraud, wilful misconduct or negligence of the Issuer.

(c) **Amounts payable on demand**

Each Dealer agrees to pay amounts due under this indemnity on demand from the Issuer.

12.4 Payment of third party losses

(a) **Directors, employees, etc., of Indemnified Person**

Each person (the **Indemnifier**) indemnifying another person (the **Indemnified Person**) under clause 12.2 or clause 12.3 agrees to pay on demand to the relevant Indemnified Person an amount equal to any liability or loss and any Cost of the kind referred to in clause 12.2 (if the Indemnified Person is a Dealer) or clause 12.3 (if the Indemnified Person is the Issuer) suffered or incurred by any director, attorney, employee, officer, contractor or agent of that Indemnified Person.

(b) **Exclusions from indemnity**

No amount is payable under this clause to the extent the liability, loss or Cost referred to above is due to the fraud, wilful misconduct or negligence of the relevant person.

(c) **No obligation to recover**

No Indemnified Person has any duty or other obligation (whether as fiduciary or trustee or otherwise) to recover any such payment or to account to any other person for any amounts paid to it under this clause 12.4.

12.5 Claims under indemnity

If an Indemnified Person under clause 12.2 or clause 12.3 (as the case may be) becomes aware of a claim, demand or action (each, a **Claim**) that may result in amounts being payable under that indemnity, the Indemnified Person must promptly notify the Indemnifier in writing (but failure to do so does not relieve the Indemnifier from liability).

12.6 Conduct of claims

The Indemnified Person agrees:

(a) **Consultation in good faith**

to consult in good faith and agree with the Indemnifier as to the identity of the legal advisers to be retained to represent the Indemnified Person in relation to any Claim;

(b) **Keep Indemnifier informed**

to keep the Indemnifier informed at all times about the status of any Claim and consult in good faith with the Indemnifier about the conduct of the defence of the Claim; and

(c) **Conduct of defence**

to conduct the defence of the Claim in the same manner it would if it did not have the benefit of the indemnity under clause 12.2 or clause 12.3 (as the case may be).

12.7 Reasonable details

Any claim made by an Indemnified Person under an indemnity must be accompanied by a statement giving reasonable details of the calculation of the amount in respect of which the indemnity is claimed.

12.8 Consent to settlement

The Indemnifier need not indemnify an Indemnified Person in connection with any Claim that is settled or compromised by the Indemnified Person without the consent of the Indemnifier (unless the Indemnifier has unreasonably withheld or delayed its consent).

13. Scope of relationship

13.1 Dealers' relationships

The appointment as a Dealer or Lead Manager does not mean that the Dealer or Lead Manager:

(a) **Not trustee**

is a trustee for the benefit of;

(b) **Not partner**

is a partner of; or

(c) **Not fiduciary**

has a fiduciary duty to, or other fiduciary relationship with, any Dealer, the Issuer or any other person. However, clause 13.1(c) shall not apply to an Agent Dealer.

13.2 Principal Dealers not acting as agent of Issuers

(a) **Principal Dealer acts as principal**

All purchases of Notes by a Principal Dealer are made by it acting as principal.

(b) **No agency**

No Principal Dealer is acting as agent of the Issuer under any Programme Document.

13.3 Agent Dealer acting as agent of Issuer

Where an Agent Dealer is appointed for the purpose of soliciting offers to purchase the Notes, it acts solely as agent for the Issuer, and not as principal, and does not assume any obligation towards or relationship of agency or trust with any purchaser of Notes. Each Agent Dealer shall make reasonable efforts to assist the Issuer in obtaining performance by each purchaser whose offer to purchase Notes has been solicited by such Agent Dealer and accepted by the Issuer, but such Agent Dealer shall not have any liability to the Issuer in the event any such purchase is not consummated for any reason.

13.4 Nature of obligations

Except as expressly provided in this Agreement, the obligations of the Issuer and each Dealer under the Programme Documents are several and independent and:

(a) **Obligation to comply remains**

the failure of one or more of them to comply with their obligations does not relieve the others of their respective obligations;

(b) **No responsibility for failure of others**

no one of them is responsible for the failure of any one or more of the others to comply with their obligations; and

(c) **Separate right to enforce**

each of them may separately enforce its rights against the others.

13.5 Nature of obligations under Subscription Agreement

Nothing in clause 13.4 prevents one or more Dealers from entering into a Subscription Agreement, jointly or individually.

14. Dealer appointment

14.1 Appointment of Dealers

(a) **Entitlement to appoint**

The Issuer may from time to time appoint reputable financial institutions as Dealers in relation to a particular Tranche of Notes.

(b) **Rights and obligations of Dealer**

Each Dealer has all of the rights and obligations expressed to be applicable to a Dealer set out in this Agreement.

14.2 When appointment of Dealer takes effect

The appointment of a financial institution as a Dealer takes effect when a Subscription Agreement substantially in the form set out in schedule 2, or an Appointment Agreement substantially in the form set out in schedule 3, in respect of that Tranche containing appointment provisions is signed.

14.3 Rights of Dealers

(a) **No rights following issue of Notes**

Subject to clause 19.9, Dealers have no further rights under this Agreement when the relevant Notes have been issued.

(b) **No prejudice to accrued rights**

This discharge does not prejudice any accrued right.

15. Calculation Agents

15.1 Appointment of Calculation Agent

The Issuer agrees to appoint a Calculation Agent if required by the relevant Conditions.

15.2 Calculation Agency Agreements

The Issuer and each Calculation Agent must execute an agreement substantially in the form of the agreement set out in schedule 6.

15.3 Dealer as calculation agent

If a Dealer is to be the calculation agent in respect of an issue of Notes, and an agreement set out in schedule 6 has not been executed by the Issuer and that Dealer, the Dealer is taken to have entered into an agreement in that form in relation to those Notes.

16. Dealing with interests

(a) **No assignment or dealing**

No party may assign or otherwise deal with its rights under (in the case of the Issuer) any Programme Document or (in the case of the Dealers) this Agreement or a Relevant Agreement, or allow any interest in them to be varied, without the consent of each other party to that Programme Document.

(b) **Right to transfer Notes not affected**

Nothing in this clause affects the rights of Dealers to transfer Notes.

17. Programme Limit

17.1 Variation of Programme Limit

(a) **Notice to Registrar**

The Issuer may vary the Programme Limit by giving at least 14 days' notice substantially in the form set out in schedule 7 to the Registrar.

(b) **Limitation on reduction of Programme Limit**

The Programme Limit may not be reduced to an amount that is less than the outstanding principal amount of the outstanding Notes.

17.2 When variation takes effect

The variation to the Programme Limit takes effect on the date specified in the notice given under clause 17.1.

17.3 References to varied Programme Limit

On and from the date the variation to the Programme Limit takes effect, all references in the Programme Documents to the Programme Limit or the amount of the Programme are taken to be references to the varied amount.

17.4 Determination of Programme Limit

For the purposes of determining whether any issue of Notes falls within the Programme Limit, the outstanding principal amount of any Note denominated in a currency other than New Zealand dollars is the New Zealand Dollar Equivalent of that principal amount as at the date of the agreement for the issue of that Note.

18. Notices

18.1 Form

Unless expressly stated otherwise in the Programme Document, all notices, certificates, consents, approvals, waivers and other communications in connection with that Programme Document must be in writing, signed by an Authorised Officer of the sender and marked for attention as set out in this Agreement or, if the recipient has notified otherwise, marked for attention in the way last notified.

18.2 Delivery

(a) **Manner of delivery**

Any such notice, certificate, consent, approval, waiver and other communication (a **Communication**) may be:

(i) left at the address set out in this Agreement or, in the case of a Dealer, at the address notified by such Dealer to the Issuer; or

(ii) sent by prepaid post (airmail, if appropriate) to the address set out in this Agreement or, in the case of a Dealer, to the address notified by such Dealer to the Issuer; or

(iii) sent by facsimile to the facsimile number set in this Agreement or, in the case of a Dealer, to the facsimile number notified by such Dealer to the Issuer.

(b) **Changed address or facsimile number**

However, if the intended recipient has notified a changed postal address or changed facsimile number, then the communication must be to that address or number.

18.3 When effective

Any such Communication takes effect from the time it is taken to be received, unless a later time is specified in it.

18.4 Deemed receipt - postal

If sent by post, any such Communication is taken to be received three days after posting (or seven days after posting if sent to or from a place outside New Zealand).

18.5 Deemed receipt - facsimile

If sent by facsimile, any such Communication is taken to be received at the time shown in the transmission report as the time that the whole facsimile was sent.

18.6 Deemed receipt - general

Despite clauses 18.4 and 18.5, if any such Communication is received after 5:00 p.m. in the place of receipt or on a non-Business Day, it is taken to be received at 9:00 a.m. on the next Business Day.

19. General

19.1 Application to Programme Documents

If anything in this clause is inconsistent with a provision in another Programme Document, then the provision in the other Programme Document prevails for the purposes of that Programme Document.

19.2 Prompt performance

Subject to clause 19.12:

(a) **Time specified for performance**

if this Agreement or a Relevant Agreement specifies when a party agrees to perform an obligation, the party agrees to perform it by the time specified; and

(b) **Agreement to perform promptly**

each party agrees to perform all other obligations promptly.

19.3 Consents

Each party agrees, if it relies on a consent given by another party in connection with this Agreement or a Relevant Agreement, to comply with all conditions in that consent.

19.4 Certificates

(a) **Certificate regarding amounts**

A Lead Manager or a Dealer may give the Issuer a certificate about an amount payable in connection with this Agreement or a Relevant Agreement.

(b) **Certificate sufficient evidence**

The certificate is sufficient evidence of the amount, unless it is proved to be incorrect.

19.5 Discretion in exercising rights

A party may exercise a right or remedy or give or refuse its consent under this Agreement or a Relevant Agreement in any way it considers appropriate (including by imposing conditions), unless this Agreement or the Relevant Agreement expressly provides otherwise.

19.6 Partial exercising of rights

If a party does not exercise a right or remedy fully or at a given time under this Agreement or a Relevant Agreement, the party may still exercise it later.

19.7 No liability for loss

A party is not liable for loss caused by the exercise or attempted exercise of, failure to exercise, or delay in exercising, a right or remedy under this Agreement or a Relevant Agreement.

19.8 Remedies cumulative

The rights and remedies of a party under this Agreement or a Relevant Agreement are in addition to other rights and remedies given by law independently of this Agreement or a Relevant Agreement.

19.9 Indemnities

Any indemnity in this Agreement or a Relevant Agreement:

(a) **Continuing and independent**

is a continuing obligation, independent of a party's other obligations under this Agreement or that Relevant Agreement; and

(b) **Survives termination**

continues after this Agreement or that Relevant Agreement ends (and after the appointment of a Dealer ends).

19.10 Rights and obligations are unaffected

Rights given to a party under this Agreement or a Relevant Agreement and the Issuer's liabilities under it are not affected by anything that might otherwise affect them at law.

19.11 Supervening legislation

Any present or future legislation that operates to vary the obligations of the Issuer in connection with this Agreement or a Relevant Agreement, with the result that a Dealer's rights, powers or remedies are adversely affected (including by way of delay or postponement), is excluded except to the extent that its exclusion is prohibited or rendered ineffective by law.

19.12 Time of essence

Time is of the essence in this Agreement or a Relevant Agreement in respect of an obligation of a party to pay money.

19.13 Variation and waiver

A provision of this Agreement or a Relevant Agreement, or right created under it, may not be waived or varied except in writing signed by the party or parties to be bound.

19.14 Confidentiality

(a) ***Agreement not to disclose except in certain circumstances***

Each party agrees not to disclose information provided by any other party that is not publicly available (including the existence of or contents of any Programme Document), except:

(i) to any person in connection with an exercise of rights or a dealing with rights or obligations under a Programme Document; or

(ii) to officers, employees, legal and other advisers and auditors of the Issuer or a Dealer; or

(iii) to any party to this Agreement or any related entity of any party to this Agreement, provided the recipient agrees to act consistently with this sub-clause; or

(iv) with the consent of the party who provided the information (such consent not to be unreasonably withheld); or

(v) as required by any law or a regulator.

(b) **Consent to disclosure**

Each party consents to disclosures made in accordance with this sub-clause.

19.15 Counterparts

(a) **Counterparts permitted**

This Agreement may consist of a number of copies, each signed by one or more parties to the Agreement.

(b) **One document**

If so, the signed copies are treated as making up the one document.

19.16 Governing law

This Agreement is governed by, and is to be construed in accordance with, New Zealand law.

19.17 Jurisdiction

(a) **Submission to jurisdiction**

Subject to paragraph (b), the Issuer irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of New Zealand and courts of appeal from them.

(b) **Article 50**

However:

(i) in accordance with paragraph 2 of Article 50 of the Charter, no action shall be brought against the Issuer by any member of the Issuer, or by any agency or instrumentality of a member, or by any entity or person directly or indirectly acting for or deriving claims from a member, or from any agency or instrumentality of a member; and

(ii) in accordance with paragraph 3 of Article 50 of the Charter, the property and assets of the Issuer shall, wheresoever located and by whomsoever held, be immune from all forms of seizure, attachment or execution before the delivery of final judgment against the Issuer.

19.18 Serving documents

Without preventing any other method of service, any document in a court action may be served on a party by being delivered to or left at that party's address for service of notices under clause 18.

19.19 Agent for service of process

(a) **Appointment**

The Issuer appoints Bell Gully, Vero Centre, 48 Shortland Street, Auckland, New Zealand as its agent for the service of any document referred to in clause 19.18.

(b) **Ceasing to act**

If for any reason that person ceases to act as such, the Issuer will immediately appoint another person with an office located in New Zealand to receive any such document.

Executed as an agreement.

Signed on behalf of
Asian Development Bank
by its authorized representative in
the presence of:



Jingdong Hua
Deputy Treasurer and Officer-in-Charge, TDFD



Christopher Damandl
Counsel

Address	6 ADB Avenue Mandaluyong City 1550 Metro Manila **Philippines**
Telephone	+632 632 4444
Facsimile	+632 632 4120
Attention	Funding Division, Treasury Department

Signed on behalf of
ANZ National Bank Limited
by its attorney in the presence of:

____
Chris O'Neale
Director DCM NZ

____
Witness signature

____
Print name

____
Occupation

____
Address

Address	Level 7, 1-9 Victoria Street Wellington **New Zealand**
Telephone	+644 802 2423
Facsimile	+644 496 8642
Attention	Head of Debt Capital Markets

Signed on behalf of
Royal Bank of Canada
by its attornies:

____
Ian Malcolm
Director, Operations

____
Mark Simpkins
Director, Market and Trading Risk

In the presence of:

____
Witness signature

____
Print name

____
Occupation

____
Address

Address	Level 46, 2 Park Street Sydney NSW 2000 **Australia**
Telephone	+612 9033 3000
Facsimile	+612 9264 2855
Attention	Head of Debt Capital Markets

Schedule 1 - Conditions precedent (clause 3.1)

Conditions to first issue

(a) Each item must be in English and in form and substance satisfactory to the Arrangers.

(b) Certification is to be by an authorised signatory of the Issuer or any Authorised Officer of the Issuer that the item is true and complete as at a date no earlier than the date of this Agreement.

	Item	Form
1	The Charter	Scanned certified copy (original certified copy to follow)
2	The Borrowing Regulation of the Issuer, dated 9 December 2008.	Scanned certified copy (original certified copy to follow)
3	The International Finance Agreements Act 1961, as amended.	Scanned certified copy (original certified copy to follow)
4	Specimen signatures of: each Authorised Officer; and each other person who is authorised to sign a Programme Document for the Issuer.	Scanned certified copy (original certified copy to follow)
5	This Agreement fully signed.	Scanned copy (original copy to follow)
6	The Deed Poll fully signed.	Scanned certified copy (original certified copy to follow)
7	Each Agency Agreement fully signed.	Scanned certified copy (original certified copy to follow)
8	Evidence that the Programme has been, or will be, assigned a credit rating by a Ratings Agency.	Scanned copy
9	A legal opinion addressed to the Issuer and the Arrangers from Bell Gully as New Zealand legal adviser to the Issuer, substantially in the form agreed to by the Issuer and the Arrangers.	Scanned copy (original copy to follow)
10	A legal opinion addressed to the Arrangers from in-house counsel to the Issuer, substantially in the form agreed to by the Arrangers.	Scanned copy (original copy to follow)

Subscription Agreement

In relation to the

N.Z.$[ ] [ ] per cent. Notes due [ ]

Asian Development Bank

Issuer

and

[ ] and [ ]

each, a Dealer

Date

This **Agreement** is made on *[insert date]*

between (1) Asian Development Bank (the **Issuer**)

and (2) *[Insert name of Principal Dealer]* and *[Insert name of Principal Dealer]* (each, a **Dealer**).

1. Interpretation

1.1 Interpretation and definitions

The "Interpretation" clause of the Programme Agreement applies to this Agreement as if it were fully set out in this Agreement. However, the following terms have the following meanings, unless the context otherwise requires:

Issue Date has the meaning given in clause 4.1.

Notes means the notes to be subscribed under this Agreement.

Pricing Supplement has the meaning given in clause 4.2.

Programme Agreement means the programme agreement dated *[insert date]* in relation to the N.Z.$5,000,000,000 New Zealand Domestic Medium-Term Note Programme of Asian Development Bank.

Purchase Price means, in respect of a Note, the purchase price of that Note set out in clause 4.1.

1.2 Inconsistency with Programme Agreement

This Agreement prevails to the extent it is inconsistent with the Programme Agreement.

2. Appointment of Dealer

(a) **Appointment by Issuer**

In accordance with clause 14 of the Programme Agreement, the Issuer appoints *[insert name of financial institution]* to act as a Dealer in respect of the Notes on the terms set out in the Programme Agreement.

(b) **Acceptance of appointment**

The Dealer agrees to perform and comply with all duties and obligations expressed to be assumed by a Dealer under the Programme Agreement in respect of the Notes.

(c) **Acknowledgement of termination of appointment**

Each Dealer acknowledges that such appointment will terminate upon the issue of the Notes, but without prejudice to any rights, duties or obligations of the Dealers that have arisen prior to such termination.

3. Acknowledgments by Dealer

Each Dealer acknowledges that it has received:

(a) **Copy of Programme Agreement**

a copy of the Programme Agreement;

(b) **Copies of Information Memorandum**

copies of the Information Memorandum for the Notes; and

(c) **Confirmation from Arrangers**

confirmation from the Arrangers to the Programme that the documents referred to in clause 3.1 of the Programme Agreement have been received in form and substance satisfactory to them.

4. Subscription

4.1 Subscription

On [*insert date*] or any other date no later than [*insert date*] as is agreed between the Issuer and each of the Dealers (the **Issue Date**):

(a) **Agreement to issue**

the Issuer agrees to issue and sell the Notes in accordance with this Agreement and the Programme Agreement; and

[*Include this clause if the Dealers are subscribing Notes jointly*]

(b) **Agreement to subscribe jointly and severally**

the Dealers jointly and severally agree to subscribe the Notes specified below by paying the aggregate Purchase Price of N.Z.$[*insert amount*] in immediately available funds.

[*Include this clause if each Dealer is subscribing Notes individually*]

(c) **Agreement to subscribe severally**

each Dealer severally agrees to subscribe the Notes specified below by paying the Purchase Price for those Notes in immediately available funds.

Name of Dealer	Principal amount of Notes to be subscribed	Purchase Price
[*insert name of Dealer*]	[*insert*]	N.Z.$[*insert*]
[*insert name of Dealer*]	[*insert*]	N.Z.$[*insert*]
[*insert name of Dealer*]	[*insert*]	N.Z.$[*insert*]

4.2 Pricing Supplement

The Issuer confirms that it has signed a pricing supplement (the **Pricing Supplement**) dated [*insert date*] in connection with the issue of the Notes.

4.3 Authority to distribute

The Issuer authorises the Dealers to distribute copies of the following documents in connection with the offering and sale of the Notes in accordance with the Programme Agreement:

(a) **Information Memorandum**

the Information Memorandum for the Notes;

(b) **Pricing Supplement**

the Pricing Supplement; and

(c) **Other documents**

any other documents prepared and approved by the Issuer in connection with the Programme and the issue of the Notes.

4.4 Obligations - individual and independent

Except as expressly provided in this Agreement, the obligations of each of the Issuer and each Dealer under this Agreement are individual and independent and:

(a) **Obligation to comply remains**

the failure of one or more of them to comply with its or their obligations under this Agreement does not relieve any of the others of any of its or their obligations; and

(b) **No responsibility for failure of others**

no one of them is responsible for the failure of one or more of the others to comply with its obligations under this Agreement; and

(c) **Separate right to enforce**

each of them may separately enforce its rights against the others under this Agreement.

[*N.B.: Clause 4.5 is only to be inserted, as appropriately amended, if this is agreed before the Issue Date*]

4.5 Payment

(a) **Agreement on how Purchase Price payable to Issuer**

Notwithstanding clause 4.1 and clause 4.4, [each Dealer/the Dealers and the Lead Manager] agree [among themselves] that settlement shall take place on the following basis:

(i) [*insert name of one Dealer*] (*"[x]"*)] agrees to pay the aggregate Purchase Price for the Notes to the Registrar;

(ii) the Registrar delivers the Notes to [x]; and

(iii) [x] agrees to deliver the Notes to [the other Dealers/Lead Manager] in the principal amounts specified in column 2 under clause 4.1

against payment to [x] of an amount equal to their respective settlement amounts specified in column 3 under clause 4.1 through the Austraclear New Zealand System or in any other manner agreed to between them.

(b) **Obligation of Issuer to issue**

Nothing in this clause 4.5 relieves the Issuer from the obligation to sell the Notes or [the Dealers/Lead Manager] from [its/their] obligation[s] to purchase the Notes in accordance with the other provisions of this Agreement.

[*Include this clause if the Issuer and non-defaulting Dealers are excused from their obligations in respect of a defaulting Dealer*]

(c) **Responsibility of settlement bank**

(i) [x] is not responsible to any other party if the Issuer does not comply with its obligations under this Agreement.

(ii) If a Dealer becomes insolvent or otherwise unable to perform its obligations on or before the Issue Date:

(A) the Issuer need not issue the Notes to be delivered to that Dealer under paragraph (a)(iii); and

(B) [x] need not pay the Issuer the proportionate amount of the Purchase Price attributable to those Notes.

[*Include this clause if the Issuer and non-defaulting Dealers are not excused from their obligations in respect of a defaulting Dealer*]

(c) **Responsibility of non-defaulting Dealers**

If a Dealer becomes insolvent or otherwise unable to perform its obligations on or before the Issuer Date, the Dealers who have not become insolvent or unable to perform their obligations will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20 per cent. of the principal amount of the Notes for which the non-defaulting Dealers were originally committed; provided, however, that if the aggregate principal amount of Notes as to which such default occurred exceeds 16.667 per cent. of the principal amount of the Notes, and arrangements satisfactory to the Dealers and the Issuer for the purchase of such principal amount of Notes as to which such default occurred have not been made within 48 hours of such default, the non-defaulting Dealers shall be entitled to terminate this Agreement without any liability on the part of any non-defaulting Dealers. Nothing herein will relieve a defaulting Dealer from liability for its default.

5. Programme Agreement

For the purposes of the Programme Agreement:

(a) **Notes are defined**

the Notes are Notes as defined in the Programme Agreement; and

(b) **Subscription Agreement under Programme Agreement**

this Agreement is a Subscription Agreement; and

(c) **Dealer under Programme Agreement**

each Dealer is a Dealer on the terms set out in the Programme Agreement; and

(d) **Acceptance of appointment under Programme Agreement**

[the Lead Manager/each Joint Lead Manager] accepts its appointment as [Lead Manager/Joint Lead Manager] on the terms set out in the Programme Agreement.

6. Procedures

Without prejudice to clause 2, each Dealer acknowledges that:

(a) **Type of Issue**

the issue of Notes under this Agreement is a [Private Placement/[Syndicated Sale] of Notes; and

(b) **Clause 4 of Programme Agreement**

clause 4 of the Programme Agreement relating to [a Private Placement]/[a Syndicated Issue] applies to Notes issued under this Agreement.

7. Conditions precedent

7.1 Acknowledgment

The Issuer acknowledges that each Dealer's obligation to subscribe and pay for the Notes on the Issue Date is subject to the satisfaction of the conditions precedent set out in clause 3.2 of the Programme Agreement.

7.2 Termination

If any of the conditions in clause 3.2 of the Programme Agreement is not satisfied or waived by the Issue Date, each Dealer may terminate this Agreement and each Dealer is released from its obligations under it.

8. Fees and expenses

The payment of fees (if any) and/or out-of-pocket expenses (if any) relating to the issue of Notes under this Agreement will be dealt with in a separate side letter to be dated the date of this Agreement.

[N.B.: Amend clause 8 as appropriate]

9. Selling restrictions

Each of the Issuer and each Dealer agrees that the selling restrictions set out in the Programme Agreement are changed for the purposes of clause 7.4 of the Programme Agreement, as follows:

[*Insert modification/supplement of clause 7.4 as appropriate*]

10. Notices

(a) **Clause 18 applies**

Clause 18 of the Programme Agreement applies to this Agreement.

(b) **Syndicated Sale**

However, if the Notes are issued by way of Syndicated Sale, any communication to a Dealer must be sent to the address or facsimile number of the Lead Manager as set out in this Agreement.

(c) **Lead Manager to give copy to Dealers**

The Lead Manager must give a copy of any notice it receives under this clause to each Dealer.

11. Counterparts

(a) **Counterparts permitted**

This Agreement may consist of a number of copies, each signed by one or more parties to the Agreement.

(b) **One document**

If so, the signed copies are treated as making up the one document.

12. Governing law

Clauses 19.16 to 19.19 of the Programme Agreement apply to this Agreement.

Executed as an agreement.

Signed on behalf of
Asian Development Bank
by its authorized representative in
the presence of:

Authorized Representative

Witness signature

Print name

Print name

Occupation

Address	6 ADB Avenue Mandaluyong City 1550 Metro Manila **Philippines**
Telephone	+632 632 4444
Facsimile	+632 632 4120
Attention	Assistant Treasurer, Funding Division, Treasury Department

Signed on behalf of
[Dealer]
by its attorney in the presence of:

____
Attorney

____
Print name

____
Witness signature

____
Print name

____
Occupation

____
Address

Address

Telephone

Facsimile

Attention

Schedule 3 – Form of Appointment Agreement

[Address]

[Date]

Ladies and Gentlemen:

We hereby confirm that, in consideration for your agreement to solicit offers to purchase the above issue of Notes (the "Notes") under our N.Z.$5,000,000,000 Domestic Medium-Term Note Programme (the "Programme"), for the purposes of this issue only, we will treat you in all respects as an "Agent Dealer" under the Programme. The Programme Agreement dated xx relating to the Programme (the "Programme Agreement"), a copy of which has been delivered to you, is incorporated herein by reference. You will be entitled to all rights and benefits, and be subject to all the obligations, of an Agent Dealer as set out herein and in the Programme Agreement. You acknowledge that you have received copies of the following documents and have found them satisfactory:

(i) the Information Memorandum; and

(ii) each of the most recently delivered documents referred to in clause 8.1 of the Programme Agreement.

You recognize that, in connection with this issue, you are acting as our agent and not as principal.

You acknowledge that such appointment is limited to this particular issue of Notes and that such appointment will terminate upon this issue of Notes, but without prejudice to any of your rights (including, without limitation, any indemnification rights), duties or obligations that have arisen prior to such termination.

When used herein and in the Programme Agreement as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Information Memorandum, the Pricing Supplement relating to the Notes and the Programme Agreement shall have the same meaning when used herein.

We hereby represent and warrant to you that our representations and warranties set forth in clause 9.1 of the Programme Agreement are true and correct as though made at and as of the date hereof and will be true and correct as though made at and as of the Issue Date.

Your obligation to solicit offers to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Issue Date, of our representations and warranties set forth in clause 9.1 of the Programme Agreement and to performance and observance of all applicable covenants and agreements contained therein to which we are subject.

Clauses 18 and 19.16 to 19.19 of the Programme Agreement apply to this letter.

Please confirm your acceptance of the following by signing this letter (and completing your notice details in the space provided below) and returning it to us.

Yours faithfully,

ASIAN DEVELOPMENT BANK

By: ______________________________
Name:
Title:

Confirmed on behalf of ______________________________

By: ______________________________

For purposes hereof, our notice details are as follows:

____

____

____

____

Attention: ____________________

Telephone: ____________________

Fax: ____________________

Schedule 4 - Form of Pricing Supplement

Series No.: [ ]

Tranche No.: [ ]

ASIAN DEVELOPMENT BANK

N.Z.$5,000,000,000 Domestic Medium-Term Note Programme

Issue of

[Aggregate Principal Amount of Tranche]

[Title of Notes]

This Pricing Supplement (as referred to in the Information Memorandum dated 27 January 2010 and Deed Poll dated 27 January 2010 in relation to the above Programme) relates to the Tranche of Notes referred to above. The particulars to be specified in relation to such Tranche are as follows.

The Issuer is not a registered bank in New Zealand pursuant to the Reserve Bank of New Zealand Act 1989. The Notes are not the obligations of any government and, in particular, are not guaranteed by the Government of New Zealand.

1	Description of Notes:	[Fixed Rate/Floating Rate/Zero Coupon/Index Linked/Instalment/other] [Notes][Bonds][Instruments]
2	Issuer:	Asian Development Bank
[3]	[Lead Manager[s]:]	[Specify]
[4]	Dealer[s]:	[Specify]
[5]	Registrar [and Paying Agent]:	Computershare Investor Services Limited
[6]	[Paying Agent:]	[Specify]
[7]	Type of Issue:	[Private Placement/Syndicated Sale]
[8]	Currency:	
	(a) of Denomination	N.Z.$
	(b) of payment	N.Z.$
[9]	Aggregate principal amount of Tranche:	[Specify]
[10]	[If interchangeable with existing Series:]	[Specify]

[11]	Issue Date:	[Specify]
[12]	Issue Price:	[Specify]
[13]	Denomination(s):	[Specify]
[14]	Rating:	
	Programme Rating:	As at the date of this Pricing Supplement, the Programme has been rated [AAA] by Standard & Poor's Ratings Services, a division of the McGraw-Hill Companies, Inc., [AAA] by Fitch, Inc. and [Aaa] by Moody's Investors Service, Inc.
	[Notes Rating:	As at the date of this Pricing Supplement, the Notes have been rated [AAA] by Standard & Poor's Ratings Services, a division of the McGraw-Hill Companies, Inc., [AAA] by Fitch, Inc. and [Aaa] by Moody's Investors Service, Inc.]
[15	Business Day:	[Specify]
[16]	[If the Notes are Fixed Rate Notes:]	[Condition 6 shall [not] apply]
	Fixed coupon amount:	[Specify]
	Interest Rate:	[Specify]
	[Interest Commencement Date, if not Issue Date:]	[Specify]
	Interest Payment Dates:	[Specify]
	Interest Period End Dates:	[Specify]
	Business Day Convention:	[Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/No Adjustment/other]
	(a) for Interest Payment Dates:	[Specify]
	(b) for Maturity Date:	[Specify]
	(c) for Interest Period End Dates:	[Specify]
	(d) for any other dates:	[Specify]
	Day Count Fraction:	[Specify]
[17]	[If the Notes are Floating Rate Notes:]	[Condition 7 shall [not] apply]
	Calculation Agent:	[Computershare Investor Services Limited][Specify]
	Interest Commencement Date, if not Issue Date:	[Specify/Not applicable]
	Interest Rate:	[Specify method of calculation]
	Interest Payment Dates:	[Specify dates or the specified period]

Interest Period End Dates:	[Specify]
Business Day Convention:	[Floating Rate Convention/ (specify Interest Period)/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/No Adjustment/other]
(a) for Interest Payment Dates:	[Specify]
(b) for Maturity Date:	[Specify]
(c) for Interest Period End Dates:	[Specify]
(d) for any other dates:	[Specify]
Margin:	[Specify] (state if positive or negative)
Day Count Fraction:	[Specify]
Fallback interest rate:	[Specify/Not applicable]
Interest Rate Determination:	[ISDA Determination/Screen Rate Determination/ Bank Bill Rate Determination]
[If ISDA Determination applies, specify]	
Floating rate option:	[Specify]
Reset Date:	[Specify]
Designated Maturity:	[Specify]
[If Screen Rate Determination applies, specify]	
Relevant Screen Page:	[Specify]
Relevant Time:	[Specify]
Reference Rate:	[Specify]
Reference Banks:	[Specify]
Interest Determination Date:	[Specify]
Relevant Financial Centre:	[Applicable/Not applicable]
[If Bank Bill Rate Determination applies, specify]	
Bank Bill Rate:	[Yes/No] [Set out any variation to the Conditions]
[If Linear Interpolation applies, specify]	

[18]	[If Notes are Structured Notes:]	[Condition 8 shall [not] apply] [Specify full interest determination provisions, including Interest Commencement Date, rate or calculation basis for interest or actual amounts of interest payable, amount and dates for payment, Minimum Interest Rate/Maximum Interest Rate]
	Calculation Agent:	[Computershare Investor Services Limited][Specify]
[19]	[Amortisation Yield:]	[Specify] [In the case of Zero Coupon Notes, specify the reference price]
[20]	[If Notes are Instalment Notes:]	[Specify details of Instalments including Instalment Amount and Instalment Dates]
[21]	[If Notes are Partly Paid Notes:]	[Specify details]
[22]	[Business Day Convention:]	[Specify]
[23]	Redemption Amount:	[Specify any variations to the Redemption Amount as defined in the Conditions. If nothing is specified, the Redemption Amount will correspond with the outstanding principal amount]
[24]	[Early Redemption Amount:]	[Specify]
[25]	[Early Redemption Date (Call):]	[Specify]
[26]	[Early Redemption Date (Put):]	[Specify]
[27]	Maturity Date:	[Specify. In the case of amortising Notes, insert the date on which the last statement of principal is payable]
[28]	Record Date:	[Specify]
[29]	Listing:	[Specify][Not applicable]
[30]	Any Clearing System other than Austraclear New Zealand:	[Euroclear and Clearstream][Not applicable]
[31]	ISIN:	[Specify]
[32]	Common Code:	[Specify]
[33]	[Additional or alternative newspapers:]	[Specify any additional or alternative newspapers for the purposes of Condition 15.2]
[34]	[Other Conditions:]	[ ]
[35]	[Additional selling restrictions:]	[Specify]
[36]	Recent developments:	[ ]

CONFIRMED

ASIAN DEVELOPMENT BANK

By: ....

Date: ....

Schedule 5 - Selling restrictions (clause 7.3)

By its subscription of Notes pursuant to a Subscription Agreement, each Dealer agrees that it will observe all applicable laws and regulations in any jurisdiction in which it may offer, sell, or deliver Notes and it will not directly or indirectly offer, sell, resell, re-offer or deliver Notes or distribute the Information Memorandum, any supplement, circular, advertisement or other offering material relating to the Notes in any country or jurisdiction except under circumstances that will result in compliance with all applicable laws and regulations.

No Dealer is authorised to make any representation or use any information in connection with the issue, offering, acceptance or sale of Notes other than as contained in the Information Memorandum. In connection with any particular issue, the Issuer and the relevant Dealer or Dealers may agree different or additional selling restrictions from those set out in this schedule 5. For the time being, the following selling restrictions apply:

1. General

Each Dealer acknowledges that no action has been, or will be taken, in any jurisdiction by the Issuer, Dealers, Arrangers or any Lead Manager that would permit a public offering of Notes, or possession or distribution of any offering material in relation thereto, in any country or jurisdiction where action for that purpose is required. Each Dealer further acknowledges that it will comply with all applicable laws and regulations in any jurisdiction in which it may offer, sell or deliver Notes.

2. New Zealand

The Notes must not be offered for sale or subscription to members of the public in breach of the Securities Act (N.Z.). Notes may not be offered or sold except in compliance with all applicable laws and regulations in any jurisdiction in which they are offered, sold or delivered (including, without limitation, the Securities Act (N.Z.)). No offering document in respect of any Notes may be published, delivered, or distributed in or from any country or jurisdiction except under circumstances that will result in compliance with all applicable laws and regulations. The Issuer does not intend that the Notes be offered for sale or subscription to the public in New Zealand in terms of the Securities Act (N.Z.). Accordingly, no prospectus has been or will be registered under the Securities Act (N.Z.) and no person may, directly or indirectly, subscribe for, offer, sell, transfer or deliver or distribute any Information Memorandum, information, advertisement or other offering material relating to the Notes, in breach of the Securities Act (N.Z.).

Each Dealer represents and agrees that Notes may only be offered or transferred either:

(a) to persons whose principal business is the investment of money or to persons who, in the course of and for the purposes of their business, habitually invest money within the meaning of section 3(2)(a)(ii) of the Securities Act (N.Z.); or

(b) to persons who are each required to pay a minimum subscription price of at least N.Z.$500,000 for the Notes (disregarding any amount lent by the offeror, the Issuer or any associated person of the offeror or the Issuer) before the allotment of those Notes.

In addition, each Dealer represents and agrees that Notes may only be transferred to persons who hold a certificate of exemption from resident withholding tax in New Zealand, a copy of which has been submitted to the Registrar.

In addition, each Dealer represents and agrees that it has not distributed, and will not distribute, the Information Memorandum, the relevant Pricing Supplement, any other offering

memorandum or document or any advertisement in relation to any offer of the Notes in New Zealand other than:

(a) to persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money within the meaning of section 3(2)(a)(ii) of the Securities Act (N.Z.); or

(b) in other circumstances where there is no contravention of the Securities Act (N.Z.).

3. Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (the **Corporations Act**)) in relation to the Programme or any Notes has been or will be lodged with the Australian Securities and Investments Commission (**ASIC**). Each Dealer represents and agrees that, unless the relevant Pricing Supplement (or another supplement to any Information Memorandum) otherwise provides, it:

(a) has not offered or invited, and will not offer or invite, applications for issue, sale or purchase of any Notes in Australia (including an offer or invitation that is received by a person in Australia); or

(b) has not distributed or published, and will not distribute or publish, any Information Memorandum or any other offering material or advertisement relating to the Notes in Australia,

unless:

(i) the aggregate consideration payable by the offeree is at least A$500,000 (or its equivalent in an alternate currency) (disregarding moneys lent by the offeror or its associates) or the offer otherwise does not require disclosure to investors under Part 6D.2 of the Corporations Act;

(ii) such action complies with all applicable laws, regulations and directives; and

(iii) such action does not require any document to be lodged with ASIC.

In addition, each Dealer agrees that it will comply with the directive issued by the Assistant Treasurer of the Commonwealth of Australia dated 23 September 1996 as contained in Banking (Exemption) Order No. 82 which requires all offers and transfers to be for a consideration of at least A$500,000. The Banking (Exemption) Order No. 82 does not apply to transfers that occur outside Australia.

4. United Kingdom

Each Dealer represents and agrees that:

(a) **Financial promotion**

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act (the **FSMA**)) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and

(b) **General compliance**

it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

5. United States of America

Under the provisions of Section 11(a) of the Asian Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the Securities Act of 1933 (U.S.) and Section 3(a)(12) of the Securities Exchange Act of 1934 (U.S.), as amended.

6. Hong Kong

Each Dealer represents and agrees that:

(a) it has not offered or sold, and will not offer or sell, in Hong Kong, by means of any document, any Notes other than:

(i) to persons whose ordinary business is to buy or sell shares or debentures (whether as principal or agent); or

(ii) in circumstances that do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) (**CO**); or

(iii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (**SFO**) and any rule made under the SFO; or

(iv) in other circumstances that do not result in the document being a "prospectus" within the meaning of the CO; and

(b) it has not issued, or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue (in each case whether in Hong Kong or elsewhere), any advertisement, invitation or document relating to the Notes that is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes that are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the SFO and any rules made under the SFO.

7. Japan

The Notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (**FIEL**), and accordingly each Dealer undertakes that it will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, FIEL and all applicable laws, regulations and guidelines promulgated by the relevant Japanese governmental and regulatory authorities and in effect at the relevant time. For the purposes of this paragraph, "Japanese Person" shall mean any person resident in Japan, including any corporation or other entity organised under the laws of Japan.

8. Singapore

The Information Memorandum has not been registered as a prospectus with the Monetary Authority of Singapore. Each Dealer represents and agrees that it will not offer or sell the Notes nor make the Notes the subject of an invitation for subscription or purchase, nor will it circulate or distribute the Information Memorandum or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, to the public or any member of the public in Singapore other than:

(a) to an institutional investor under Section 274 of the Securities and Futures Act (Cap. 289) (as amended) of Singapore (**SFA**);

(b) to a relevant person, or any person pursuant to Section 275 (1A), and in accordance with the conditions, specified in Section 275 of the SFA; or

(c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

9. European Economic Area

In relation to each Member State of the European Economic Area (being the countries in the European Union plus Iceland, Norway and Liechtenstein) which has implemented the Prospectus Directive (each, a **Relevant Member State**), each Dealer represents and agrees that, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the **Relevant Implementation Date**), it has not made and will not make an offer of Notes to the public in that Relevant Member State, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Notes to the public in that Relevant Member State:

(a) in (or in Germany, where the offer starts within) the period beginning on the date of publication of a prospectus in relation to those Notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, and ending on the date which is 12 months after the date of such publication; or

(b) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities; or

(c) at any time to any legal entity which has two or more of:

   (i) an average of at least 250 employees during the last financial year;

   (ii) a total balance sheet of more than EUR43,000,000; and

   (iii) an annual net turnover of more than EUR50,000,000, all as shown in its last annual or consolidated accounts; or

(d) at any time in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this paragraph, the expression "offer of Notes to the public" in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes, as the same may be

varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

10. Variation

These selling restrictions may be changed by the Issuer after consultation with the Dealers following a change in any law or directive or in its interpretation or administration by an authority or the introduction of a new law or directive. Any change will be set out in the Pricing Supplement issued in respect of the Notes to which it relates (or in another supplement to the Information Memorandum).

Calculation Agency Agreement

Asian Development Bank

Issuer

and

[ ]

Calculation Agent

Date

This **Agreement** is made on [*insert date*]

between (1) Asian Development Bank (the **Issuer**)

and (2) [*insert name of Calculation Agent*] (and its successors and assigns) (the **Calculation Agent**).

1. Interpretation

1.1 Interpretation and definitions

The "Interpretation" clause of the Programme Agreement applies to this Agreement as if it were fully set out in this Agreement. However, the following terms have the following meanings unless the context otherwise requires:

Programme Agreement means the programme agreement dated [*insert date*] in relation to the N.Z.$5,000,000,000 Domestic Medium-Term Note Programme of Asian Development Bank.

Notes means Notes in respect of which the Calculation Agent is appointed.

1.2 Inconsistency with Programme Agreement

This Agreement prevails to the extent it is inconsistent with the Programme Agreement.

2. Appointment of Calculation Agent

2.1 Appointment

The Calculation Agent agrees to act as such in relation to the issue of the Notes, and the Issuer appoints the Calculation Agent as its agent, for the purposes of making such calculations and/or determinations in respect of the Notes, as agreed between the Issuer and the Calculation Agent (and set forth in the Conditions) on the terms and conditions set out herein.

2.2 Duties

(a) **Authority to calculate amounts and interest**

The Calculation Agent will perform, with respect to the Notes, the duties expressed to be performed by it in the Conditions. In respect of such appointment, as soon as practicable after the relevant time on such date as the Conditions may require any specified amount to be calculated, any quote to be obtained or any determination or calculation to be made by the Calculation Agent, the Calculation Agent (i) will determine the relevant interest rate(s) and calculate the amount of interest payable in respect of the Notes for the relevant interest period or interest payment date, calculate any other specified amount, obtain such quote or make such determination or calculation, as the case may be, and (ii) will cause the interest rate and the amount of interest payable for each interest period or interest payment date and, if required, the relevant interest payment date and, if required to be calculated, the amount pertaining to the redemption of the Notes, to be provided to [•] as Paying Agent and the Issuer as soon as possible after their determination but in no event later than the second Business Day thereafter. In performing its duties under this clause 2.2, the Calculation Agent shall obtain relevant quotes from appropriate banks or reference agents and/or obtain information from such other sources as are specified in the Conditions or, in the

event that no such information is available from such sources, as the Calculation Agent shall deem as appropriate.

(b) **Consistency of calculations**

The Calculation Agent must ensure that any determination of the redemption amount or amount of interest in respect of the Notes is consistent with the corresponding amount receivable by the Issuer under the relevant swap transaction entered into in connection with the Notes as evidenced by a swap confirmation with an effective date of [*insert date*] Reference No.: [*insert no.*].

(c) **Strict compliance**

The Calculation Agent must carry out the obligations of a Calculation Agent as expressly set out in this Agreement and in the Conditions.

(d) **Obligations only as set out in Agreement and Conditions**

The Calculation Agent shall be obliged to perform only the duties set out specifically in this Agreement and the Conditions and any duties necessarily incidental to them. No implied duties or obligations shall be read into this Agreement or the Conditions against the Calculation Agent. If the Conditions are amended on or after a date on which the Calculation Agent accepts any appointment in a way that affects the duties expressed to be performed by the Calculation Agent, the Calculation Agent shall not be obliged to perform such duties as so amended unless it has first approved the relevant change to the Conditions.

(e) **Notification of Failure to Make Determination**

If the Calculation Agent at any relevant time does not determine the relevant interest rate(s), amount of interest payable or any specified amount pertaining to the redemption of the Notes, obtain any quote, or make any other determination or calculation that it is required to make pursuant to the Conditions, it shall forthwith notify the Issuer.

3. Conditions of appointment

3.1 No Agency or Trust

In acting under this Agreement and in connection with the Notes the Calculation Agent shall not have any obligations towards or relationship of agency or trust with any of the holders of Notes.

3.2 Information Believed to be Genuine

The Calculation Agent shall be protected and shall incur no liability for or in respect of any action taken or thing suffered by it in reliance upon any document or information from any electronic or other source reasonably believed by it to be genuine and to have been signed or otherwise given or disseminated by the proper parties, even if it is subsequently found to be not genuine or to be incorrect.

3.3 Taking of Advice

The Calculation Agent may consult on any legal matter any legal adviser selected by it, who may be an employee of or legal adviser to the Issuer, and it shall be protected and shall incur no liability for action taken, or suffered to be taken, with respect to such matter in good faith and in accordance with the opinion of such legal adviser.

3.4 Calculations are binding

The determination by the Calculation Agent of any amount or of any state of affairs, circumstance, event or other matter, or the formation of any opinion or the exercise of any discretion required or permitted to be determined, formed or exercised by the Calculation Agent under or pursuant to this Agreement shall (in the absence of manifest error) be final and binding on the Issuer, each Dealer and the holders of the Notes.

4. Change of Calculation Agent

4.1 Termination

The Issuer may forthwith terminate the appointment of the Calculation Agent if (i) at any time the Calculation Agent becomes incapable of acting, or is adjudged bankrupt or insolvent, or files a voluntary petition in bankruptcy or makes an assignment for the benefit of its creditors or consents to the appointment of a receiver, administrator or similar official of all of any substantial part of its property or admits in writing its inability to pay or to meet its debts as they become due and payable or suspends payment thereof, or if a resolution is passed or an order made for its winding up or dissolution, or if a receiver, administrator or other similar official of itself or all or any substantial part of its property is appointed, or if an order of any court is entered approving any petition filed by or against it under the provisions of any applicable bankruptcy or insolvency laws, or if any public officer takes charge or control of it or its property or affairs for the purpose of rehabilitation, conservation or liquidation, or (ii) it fails to make any calculation or determination required to be made by it pursuant to this Agreement and the Issuer gives it notice that it intends to appoint a replacement Calculation Agent to make the calculation in question and subsequent calculations (if any).

4.2 Resignation

The Calculation Agent may resign its appointment hereunder at any time by giving the Issuer not less than 60 days' written notice of its intention to do so, specifying the date it proposes the resignation to take effect. No resignation by the Calculation Agent shall take effect until a replacement Calculation Agent has been appointed by the Issuer. The Issuer agrees with the Calculation Agent that if, by the tenth day before the expiration of any notice hereunder, the Issuer has not appointed a replacement Calculation Agent, the Calculation Agent shall be entitled, on behalf of the Issuer, to appoint as Calculation Agent in its place a leading bank or investment banking firm subject to the consent of the Issuer, which consent shall not be unreasonably withheld.

4.3 Calculation Agent must deliver records

On the date any retirement or removal of the Calculation Agent takes effect, the retiring or removed Calculation Agent agrees to deliver to the Issuer (or as it directs) all records maintained by it under this Agreement.

5. Fees and expenses

The payment of fees (if any) and/or out-of-pocket expenses (if any) relating to this Agreement will be dealt with in a separate side letter to be dated the date of this Agreement.

6. Indemnities

6.1 Indemnity by Issuer

The Issuer shall, upon presentation of duly documented evidence, indemnify the Calculation Agent, its directors, officers, employees and agents against any loss, liability, cost, claim, action, demand or expense (including, but not limited to, all costs, charges and expenses paid or incurred in disputing or defending any of the foregoing) that it may incur or that may be made against it (excluding consequential damages) arising out of or in relation to or in connection with its appointment or the exercise of its functions, except such as may result from the breach by it of the terms of this Agreement or from its own negligence, bad faith or wilful misconduct or that of its directors, officers, employees or agents.

6.2 Indemnity by Calculation Agent

The Calculation Agent shall indemnify and hold harmless the Issuer, its directors, officers, employees and agents when, by reason of the negligence, bad faith or wilful misconduct of the Calculation Agent, its directors, officers, employees and/or agents, the Issuer, its directors, officers, employees and/or agents suffer or incur any damages, losses, costs, expenses or, in general, any liabilities (excluding consequential damages).

7. Notices

7.1 Notices - General

The "Notices" clause of the Programme Agreement applies to this Agreement as if it were fully set out in this Agreement.

7.2 Notices of Resignation or Termination

The Issuer shall give the holders of the Notes, in accordance with the Conditions, notice of a termination pursuant to clause 4.1 above as soon as possible, or not less than 20 days' written notice of any proposed resignation pursuant to clause 4.2 above.

8. Counterparts

(a) **Counterparts permitted**

This Agreement may consist of a number of copies, each signed by one or more parties to the Agreement.

(b) **One document**

If so, the signed copies are treated as making up the one document.

9. Successor Corporations

Any corporation into which the Calculation Agent may be merged or converted or any corporation with which the Calculation Agent may be consolidated or any corporation resulting from any merger, conversion or consolidation to which the Calculation Agent shall be a party shall, to the extent permitted by applicable law, be deemed the successor Calculation Agent under this Agreement. Notice of any such merger, conversion or consolidation shall forthwith be given to the Issuer as soon as practicable.

10. Governing law

Clauses 19.16 to 19.19 of the Programme Agreement apply to this Agreement

Executed as an agreement.

Signed on behalf of
Asian Development Bank
by its authorized representative in
the presence of:

____
Authorized Representative

____
Witness signature

____
Print name

____
Print name

____
Occupation

Address	6 ADB Avenue Mandaluyong City 1550 Metro Manila **Philippines**
Telephone	+632 632 4444
Facsimile	+632 632 4120
Attention	Assistant Treasurer, Funding Division, Treasury Department

Signed on behalf of
[Calculation Agent]
by its attorney in the presence of:

Attorney

Witness signature

Print name

Print name

Occupation

Address

Address

Telephone

Facsimile

Attention

Schedule 7 - Notice of variation of Programme Limit (clause 17.1)

[Letterhead of Issuer]

[*insert date*]

To: [*Name and address of Registrar*]

Attention: [*insert*]

Notice of variation of Programme Limit - Asian Development Bank - New Zealand Dollar Domestic Medium-Term Note Programme (the **Programme**)

In accordance with clause 17.1 of the Programme Agreement dated 27 January 2010 (the **Programme Agreement**) between ourselves and ANZ National Bank Limited and Royal Bank of Canada as arrangers of the Programme, we give notice as follows.

(a) The Programme Limit of the Programme is to be varied from N.Z.$[*insert amount*] to N.Z.$[*insert amount*].

(b) This variation is to take effect from [*insert date*].

(c) From the date on which the variation to the Programme Limit takes effect, all references in the Programme Documents to the Programme Limit or the amount of the Programme are taken to be references to the varied Programme Limit specified above.

The "Interpretation" clause of the Programme Agreement applies to this notice as if it were fully set out in this notice.

Yours faithfully

....

for and on behalf of

Asian Development Bank

Registrar and Paying Agency Agreement

Asian Development Bank

Issuer

and

Computershare Investor Services Limited

Agent

Date 27 January 2010

AUCKLAND VERO CENTRE, 48 SHORTLAND STREET
PO BOX 4199, AUCKLAND 1140, DX CP20509, NEW ZEALAND
TEL 64 9 916 8800 FAX 64 9 916 8801

Contents

This **Agreement** is made on 27 January 2010

between (1) **Asian Development Bank** (the **Issuer**)

and (2) **Computershare Investor Services Limited** (the **Agent**)

Introduction

A. The Issuer proposes to issue Notes from time to time under its N.Z.$5,000,000,000 Domestic Medium-Term Note Programme (the **Programme**).

B. The Issuer wishes to appoint the Agent as its agent for the keeping of a register of Notes from time to time issued by the Issuer and to undertake any action required to meet the obligations of the Issue Documentation on the terms and conditions as set out in this agreement.

C. The Agent has agreed to act as the agent of the Issuer for the keeping of such a register and to undertake any action required to fulfil the obligations of the Issue Documentation on the terms and conditions as set out in this agreement.

It is agreed

1. Interpretation

1.1 Definitions

In this agreement, unless the context otherwise requires:

Agent means Computershare Investor Services Limited or any successor or replacement agent appointed in accordance with clause 10;

Amounts Payable means, on any date, the amount of any rebated application monies in the event of over subscriptions, commission payments to brokers following the close of the offer, the amount of interest (if any) and/or principal (if any) or other distribution due to be paid to Holders on that date under the Issue Documentation;

Austraclear Account means the Austraclear New Zealand trust account opened and maintained by the Agent, into which payments are made by all clients of the Agent (including payments by the Issuer pursuant to clause 5.5 as advised by the Agent to the Issuer from time to time);

Austraclear New Zealand means the system operated by the Reserve Bank of New Zealand for the holding of securities and electronic recording and settling of transactions in those securities;

Business Day means a day specified as a Business Day in the relevant Pricing Supplement;

Calculation Agent has the meaning given in clause 4.6;

Commencement Date means the date of this agreement;

Deed Poll means the note deed poll dated on or about the date of this agreement and executed by the Issuer pursuant to which the Notes are able to be constituted and issued by the Issuer;

Holder means, in relation to a Note at any time, the person who is recorded in the Register as the holder of that Note at that time;

Information Memorandum means any information memorandum (and any supplements to, or replacement of, it) prepared on behalf of, and approved in writing by, the Issuer in connection with the issue of Notes;

Issue Documentation means, in relation to an issue of Notes, the Deed Poll, the Information Memorandum, the Programme Agreement, the relevant Subscription Agreement and the relevant Pricing Supplement;

Month means a calendar month;

Note has the meaning given in the Deed Poll;

N.Z. Issue means an issue of Notes (which Notes are expressed to be denominated in New Zealand dollars) in New Zealand and which may be cleared through Austraclear New Zealand;

Payment Account means the bank account opened and maintained by the Issuer pursuant to clause 5.6;

Payment Date means the date on which any Amounts Payable are due to be paid under the terms of the Issue Documentation;

Pricing Supplement means any pricing supplement (substantially in the form contained in Schedule 3 of the Programme Agreement) issued by the Issuer in connection with a N.Z. Issue in connection with which the Agent is expressed to act as agent on behalf of the Issuer;

Programme Agreement means the programme agreement dated on or about the date of this agreement between the Issuer and the Arrangers named therein in relation to the N.Z.$5,000,000,000 New Zealand Domestic Medium-Term Note Programme of the Issuer;

Reference Rate means an interest rate or other rate that may be determined by reference to a published market rate to which the Agent has access and includes, without limitation, bank bill rates displayed on Reuters screen page BKBM (or any successor page);

Register means the register of Notes to be kept by the Agent pursuant to clause 4, and "registered" has a corresponding meaning;

Subscription Agreement means any agreement (substantially in the form contained in Schedule 2 of the Programme Agreement) between the Issuer and the Dealers named therein or any other document providing for the subscription for and/or distribution of Notes in connection with a N.Z. Issue.

1.2 Issue Documentation definitions

Any term not defined in this agreement, will have the meaning given to that term in the Issue Documentation.

1.3 References

Except to the extent that the context otherwise requires, any reference in this agreement to:

(a) an **agreement** also includes a concession, contract, deed, franchise, licence, treaty or undertaking (in each case, whether oral or written);

(b) a **governmental agency** includes any government or any governmental, semi-governmental or judicial entity or authority or any person or body charged with the administration of any law;

(c) a **law** includes common or customary law and any constitution, decree, judgment, legislation, order, ordinance, regulation, by-law, statute, treaty or other legislative measure, in each case of any jurisdiction whatever and "lawful" and "unlawful" shall be construed accordingly;

(d) a **person** includes an individual, firm, company, corporation, unincorporated body of persons, organisation or trust, and any government agency or authority (in each case, whether or not having separate legal personality);

(e) **tax** includes any present or future tax, levy, impost, rate, duty, charge, fee, deduction or withholding of any nature and whatever called (including for the avoidance of doubt any Approved Issuer Levy within the meaning of section 86F of the Stamp and Cheque Duties Act 1971), imposed or levied by any governmental agency and any interest, penalty, charge, fee, or other amount imposed or made on or in respect of any of the foregoing, and **taxation** shall be construed accordingly.

1.4 Miscellaneous

(a) The introduction and headings in this agreement are inserted for convenience only and shall be ignored in construing this agreement.

(b) Unless the context otherwise requires, words denoting the singular shall include the plural and vice versa and words denoting individuals include other persons and vice versa.

(c) References to any legislation or to any provision of any legislation shall be deemed to be references to that legislation or provision as from time to time amended, re-enacted or substituted and, unless the context otherwise requires, shall also include any regulations or statutory instruments issued under any such legislation or provision.

(d) References to any document (however described) shall include references to such document as modified, novated, supplemented, varied or replaced from time to time.

(e) References to any party to this agreement or any other document shall include that person's successors and permitted assigns.

(f) Anything which may be done at any time may also be done from time to time.

2. Appointment and purpose

2.1 Appointment of the Agent

The Issuer appoints the Agent and the Agent agrees to act, as from the Commencement Date, as the agent of the Issuer for the purpose of keeping the Register, and performing certain other services, in accordance with the terms and conditions set out in this agreement.

2.2 Purposes of the Agent's Appointment

The appointment of the Agent under clause 2.1 is solely for the purposes of, and in connection with, a N.Z. Issue and for the Agent to provide the registry, paying agent and other services set out in this agreement in connection with a N.Z. Issue.

2.3 Agent's Acknowledgement

The Agent acknowledges that it is an agent for the purposes of any N.Z. Issue for which it is specified in the relevant Pricing Supplement as the Registrar, the Calculation Agent and the Paying Agent.

3. Services

3.1 Services

The Agent shall perform the following services as agent for the Issuer:

(a) if agreed between the Issuer and the Agent, calculation of any Amounts Payable or any other amount that may need to be determined as requested by the Issuer;

(b) unless otherwise specified in the Issue Documentation for a N.Z. Issue, acting as Calculation Agent in respect of calculating any Reference Rate in respect of the Notes and all Amounts Payable, or as Calculation Agent in respect of any other amount that may need to be determined as agreed between the Issuer and Agent;

(c) payment of any Amounts Payable in relation to the Notes on the relevant Payment Dates;

(d) keeping of the Register;

(e) receipt of any instrument of transfer of Notes and the recording of transfers of Notes;

(f) keeping of accounting records in respect of all money received and paid by the Agent pursuant to this agreement;

(g) participating, if required, in the procedure for issuing and settling the purchase of Notes in accordance with, and to the extent provided in, the Issue Documentation;

(h) receipt from the Issuer of notices of variation of the Programme Limit pursuant to clause 17.1(a) of the Programme Agreement;

(i) all services which are expressed in the Issue Documentation to be services which are to be performed by the Agent;

(j) filing of all required notices, information or documents with authorities in New Zealand;

(k) retain copies of certificates of exemption from withholding tax in New Zealand in respect of all persons in New Zealand in whose names the Notes are registered, or are proposed to be registered, in the Register; and

(l) all other services which are reasonably associated with, or incidental to, the services described in paragraphs (a) to (k) of this clause 3.1.

3.2 Other Services

The Agent shall also perform such other services for the Issuer, whether or not of a similar nature to those referred to in clause 3.1, as the Agent may agree to perform from time to time, on such terms and conditions as the Agent may agree.

3.3 Agent of Issuer

In acting under this agreement and in connection with the Notes, the Agent acts solely as agent of the Issuer and does not assume any obligation towards, or relationship of agency or trust for, any Holder.

3.4 Delegation

The Agent may, in the course of providing its services under this agreement, use such agents or subcontractors (**delegate**) to perform any of its obligations under this agreement as the Agent deems appropriate. The Agent:

(a) shall remain responsible for those acts or omissions of the delegate as if such acts or omissions were those of the Agent itself; and

(b) may disclose to a delegate such information as is necessary to enable the delegate to perform its obligations under the terms of its engagement, subject to the Agent requiring that delegate to treat such information as confidential, except to such extent as is necessary to enable that delegate to perform such obligations.

3.5 Approval to delegate

The power of the Agent to delegate (as set out in clause 3.4) is conditional on the prior written approval of the Issuer (not to be unreasonably withheld).

4. Register of Notes

4.1 Register

The Agent shall keep the Register and cause to be entered in it the particulars specified in the Issue Documentation and such other particulars as may from time to time be required by the Issuer, by any law or by any stock exchange listing rule. On or before the issue of Notes, the Issuer shall give to the Agent such information as may be necessary to update the Register.

4.2 Form and address of Register

The Register may be kept in book form, or in the form of a paper or card report, or by computer or any device by means of which information is recorded or stored, at such address or addresses (which address or addresses may be physical or electronic addresses) as the Agent from time to time notifies to the Issuer and the relevant Holders. At the date of this agreement, the address of the Register is the address of the Agent set out in clause 12.1(a). The Agent may change the address of the Register by giving 45 days prior written notice to the Issuer. If the Register is maintained on computer or any such device:

(a) the recording or storing of any information therein shall be deemed to be the entry thereof in the Register; and

(b) any material subsequently derived from information so recorded or stored shall be deemed to be an extract from the Register.

4.3 Computer storage

If the Register is maintained on computer, the Agent must ensure that the system is "backed-up" at least once each working day and at least two "back-up" copies of the Register are held at all times. At least one "back-up" copy of the Register must be stored on premises separate from the premises where the Register is kept. In the event of any computer failure, the Agent must promptly reconstitute the Register.

4.4 Recording in Register

(a) Principal and interest payments on the Notes will be made only to the person in whose name the Notes are registered.

(b) Notwithstanding any transfer of Notes, payments of interest and principal will be made to a transferee only if the transferee is properly recorded as the person in whose name the Notes are registered in the Register in accordance with this agreement.

4.5 Inspection of Register

The Agent shall, at all reasonable times during office hours, subject to any applicable laws or regulations, make the Register available to the Issuer and the Holders and any person authorised by the Issuer, in each case for inspection and for taking copies. The Agent shall deliver to the Issuer or any person authorised by the Issuer on request, any list of Holders, their addresses and holdings, as may be requested.

4.6 Calculation Agency

In respect of any N.Z. Issue, unless otherwise specified in the Issue Documentation for such issue, the Agent shall be appointed and shall act as the calculation agent (in such capacity, the **Calculation Agent**) on the terms and conditions set out in Schedule 1 hereto.

4.7 Rate calculation duties

Without limiting clause 4.6, the Calculation Agent shall (where applicable), in respect of each Note where the interest rate varies from period to period, on each issue date and on the first day of each interest period (if any) for that Note determine the interest rate in accordance with the Issue Documentation.

5. Payment of Amounts Payable

5.1 Payments by Agent

In respect of any N.Z. Issue, unless otherwise specified in the Issue Documentation for such issue, the Agent shall be appointed and shall act as the payment agent (in such capacity, the **Paying Agent**). The Paying Agent shall pay, or cause to be paid, on behalf of the Issuer all payments of Amounts Payable on the relevant Payment Date in New Zealand to the Holders appearing in the Register. If a Payment Date of any Note is not a Business Day, payment of the Amounts Payable in respect of that Note shall be made in accordance with the business day convention applicable to the relevant issue of Notes.

5.2 Notice of Amounts Payable

Not less than seven days before an Interest Payment Date, an Instalment Date or the Maturity Date of any Notes, the Paying Agent shall give the Issuer written notice of the Amounts Payable on that Interest Payment Date, Instalment Date or Maturity Date.

5.3 Austraclear Account

The Paying Agent shall maintain the Austraclear Account. The Paying Agent shall pay the Amounts Payable only in accordance with the Issue Documentation and this agreement.

5.4 Issuer payment

By no later than 12.00 noon on a Payment Date, the Issuer shall arrange for payment to be made, or make payment of, the Amounts Payable to the Austraclear Account. Without prejudice to the foregoing, if payment of the appropriate amount shall be made by or on behalf of the Issuer later than such time, but otherwise in accordance with the provisions mentioned in this clause 5.4, the Paying Agent shall make or cause to be made payments as mentioned in clause 5.1.

5.5 No set-off, etc.

The Paying Agent may deal with moneys paid to the Payment Account by the Issuer for the purposes of this agreement subject to the terms of this agreement. However, the Paying Agent, shall not exercise any lien, or right of set-off over those moneys, or combine or consolidate those moneys with any other money or account.

6. Withholding tax

6.1 Deduction of tax

(a) The Agent acknowledges that:

(i) the Issuer enjoys certain exemptions from New Zealand tax under the International Finance Agreements Act, the Income Tax Act 2004 and the Income Tax Act 2007; and

(ii) as a result:

(A) neither the Issuer nor the Agent, as the Issuer's paying agent under this agreement, is required to withhold New Zealand non-resident withholding tax from any payment of the Amounts Payable where the beneficial owner of the Note is a non-resident of New Zealand and does not carry on business through a fixed establishment in New Zealand; and

(B) the Issuer is not required to withhold New Zealand resident withholding tax from any payment of the Amounts Payable.

6.2 No waiver

Nothing in this agreement shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Issuer under the Agreement Establishing the Asian Development Bank or any applicable law.

7. Fees for services

The payment of fees and/or out-of-pocket expenses (if any) relating to the services provided by the Agent under this Agreement will be dealt with in a separate side letter to be dated the date of this Agreement.

8. Warranties

8.1 Issuer's warranties

The Issuer warrants that:

(a) it has the authority to issue the Notes and each Note, when issued, constitutes a valid and binding obligation of the Issuer;

(b) each issue of Notes will be made in accordance with New Zealand law, but if it is subsequently found at any time that an issue of Notes was irregular, defective or in breach of the New Zealand law, the Issuer shall take all such commercially reasonable steps as are in its power to remedy such irregularity, defect, or breach; and

(c) it has obtained such approvals and consents as are required by New Zealand law at the date hereof to issue Notes.

8.2 Agent's warranties

The Agent warrants that:

(a) it is duly incorporated and validly existing under the laws of New Zealand with full power and authority to conduct the business which it conducts;

(b) it has the power to enter into and perform its obligations under this Agreement, to carry out the transactions contemplated by this Agreement and to carry on its business as now conducted or contemplated;

(c) it has taken all necessary corporate actions to authorise the entry into and performance of this Agreement and to carry out the transactions contemplated by this Agreement;

(d) this Agreement constitutes its valid and legally binding obligations enforceable in accordance with their respective terms except to the extent limited by equitable principles and laws affecting creditors' rights generally;

(e) the execution and performance by it of this Agreement and each transaction contemplated under this Agreement does not and will not violate in any respect any provision of (1) its articles of association; (2) any other document or agreement which is binding on it or its assets or any license or approval authorising it to carry on the business which it conducts; or (3) any existing applicable law, rule, regulation of any government agency; and

(f) each authorisation, consent, registration, filing, license, approval, authority or exemption from, by or with a government agency which is required in relation to (1) the execution, delivery and performance by it of this Agreement and the transactions contemplated by it; and (2) the validity and enforceability of its obligations under it or in relation to this Agreement, has been obtained or effected and is in full force and effect.

9. Disclosure

9.1 Disclosure to Holders

The Agent must disclose to a Holder, as soon as practicable following any request by that Holder, such particulars on the Register relating to the Notes registered in the name of that Holder as the Holder has requested.

9.2 Information not to be disclosed

Subject to clauses 9.1 and 9.5, the Agent shall not disclose any information arising from the agency created by this agreement and held by the Agent unless:

(a) the information has become public knowledge or part of the public domain in a lawful manner; or

(b) the Agent is required to disclose such information by law.

9.3 Documents to be supplied

The Issuer shall supply to the Agent promptly after execution of this agreement a copy of the Issue Documentation, and any other information relevant to the Notes.

9.4 Other information

For the purpose of assisting the Agent in the performance of its duties under this agreement, the Issuer shall from time to time supply to the Agent, as and when required by the Agent, all necessary particulars in connection with the Notes.

9.5 Statements

The Agent shall from time to time supply to the Issuer statements as to the amount of Notes outstanding, together with such other particulars as it requires. If at any time the Issuer requires such statements or other particulars at an interval or intervals of less than 30 days, the Agent may charge the Issuer a fee to cover the reasonable costs of providing such information.

10. Changes in Agent

10.1 Removal of Agent

The Issuer may terminate the appointment of the Agent by giving at least 90 days' written notice to that effect.

10.2 Resignation by Agent

The Agent may resign its appointment under this agreement as Agent at any time by giving the Issuer at least 90 days' written notice to that effect. However:

(a) no such notice of resignation may expire within 30 days of the any Interest Payment Date, Instalment Date or Maturity Date of any Note; and

(b) so long as any Note is outstanding, no resignation of the Agent may take effect unless and until a new Agent is appointed.

10.3 Notice of change

A notice of any termination, resignation or appointment of the Agent under clauses 10.1 or 10.2 shall be given by the Issuer to the Holders in accordance with the Issue Documentation.

10.4 Payment of money and fees

Upon its resignation or removal as registrar, calculation and paying agent becoming effective, the Agent:

(a) shall immediately transfer all moneys held by it under this agreement and all payment records maintained by it in respect of the Notes to the new Agent;

(b) shall deliver to the new Agent all records, books, accounts and other documents maintained by it in respect of the Notes; and

(c) shall be paid by the Issuer its fee for services previously rendered under this agreement and the amount of all reasonable "out of pocket" expenses incurred by the Agent (if any) in accordance with the terms of this agreement.

10.5 Vesting of rights in successor Agent

Upon the execution by the Issuer and any new Agent of any instrument effecting the appointment of the new Agent, the new Agent shall, without further act, deed or conveyance, become vested with all the rights, immunities, duties and obligations of its predecessor with the same effect as if originally named as the Agent.

10.6 Change of specified office

If the Agent determines to change its specified office (being the office specified in clause 12.1(a)), it shall give the Issuer written notice of the address of the new specified office and the date on which the change is to take effect, which must not be less than 45 days after the date of the notice.

11. Liability

11.1 No Liability of Agent for Failure Resulting from Issuer's Failure

The Issuer acknowledges that all moneys payable to a Holder in respect of Notes shall constitute a debt due to that Holder by the Issuer. Where the Agent fails to pay the Amounts Payable or any part thereof in respect of any Notes as a consequence of the failure by the Issuer to make a corresponding payment in accordance with clause 5.5, the Agent shall be under no liability to the Issuer or any Holder in respect of the failure.

11.2 Indemnity by Issuer

The Issuer shall, upon presentation of duly documented evidence, indemnify the Agent, its directors, officers, employees and agents against any loss, liability, cost, claim, action, demand or expense (including, but not limited to, all costs, charges and expenses paid or incurred in disputing or defending any of the foregoing) which it may incur or which may be made against it (excluding consequential damages) arising out of or in relation to or in connection with its appointment or the exercise of its functions, except such as may result from the breach by it of the terms of this Agreement or from its own negligence, bad faith or wilful misconduct or that of its directors, officers, employees or agents.

11.3 Indemnity by Agent

The Agent shall indemnify and hold harmless the Issuer, its directors, officers, employees and agents when by reason of the negligence, bad faith or wilful misconduct of the Agent, its directors, officers, employees and/or agents, the Issuer, its directors, officers, employees and/or agents suffer or incur any damages, losses, costs, expenses or, in general, any

liabilities (excluding liability for any kind of consequential, special or indirect loss or damage and for any loss of opportunity and loss of profit which may arise in connection with the Agreement, including as a result of the Agent's negligence).

12. Notices

12.1 Notices

All notices and other communications given pursuant to this agreement shall be in writing and shall be delivered by hand or sent by facsimile, electronic messaging system or post (charges pre-paid) to the other party at the office address or facsimile number (as appropriate) of that other party shown below or as advised from time to time by notice:

(a) **Agent**: The address of the Agent is:

Computershare Investor Services Limited
Level 2, 159 Hurstmere Road, Takapuna
Private Bag 92119
Auckland 1020
New Zealand

Facsimile no. : + 64 9 488 8788
Attention : Account Manager

(b) **Issuer**: The address of the Issuer is:

6 ADB Avenue.
Mandaluyong City
1550 Metro Manila
Philippines

Facsimile no. : +632 632 4120
Attention : Funding Division, Treasury Department

12.2 Notices received

A notice shall be deemed to have been received by the party to whom the notice is addressed

(a) if delivered by hand, upon delivery;

(b) if sent by post, five Business Days after, but not including, the day of posting; or

(c) if sent by facsimile, or electronic messaging system, on completion of transmission to the relevant facsimile number or electronic messaging system (as appropriate) provided that if such transmission is made or completed at a time outside the ordinary business hours of the addressee, at the opening of business on the next Business Day.

13. Disputes

13.1 Prior resolution

The parties shall:

(a) formally refer the dispute to the chief executive officers of each party (or their authorised representatives) for consideration; and

(b) in good faith explore the prospect of mediation.

13.2 Court action

Nothing in this clause 13 prevents a party from seeking urgent equitable relief before an appropriate court.

14. Waiver

Time is of the essence for this agreement but no failure on the part of the Issuer or the Agent to exercise, and no delay on their part in exercising, any right, power or remedy under this agreement will operate as a waiver thereof, nor will any single or partial exercise of any right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

15. Amendments

This agreement may be amended only by agreement in writing between the parties provided that no amendment may be made which would affect any Note which has been issued or is the subject of an agreement to be issued, or the rights of the Holder of that Note (unless made with the consent in writing of that Holder).

16. Counterparts

This agreement may be signed in two counterparts both of which when taken together shall constitute one and the same instrument.

17. Governing law

This agreement shall be governed by and construed in accordance with New Zealand law and the parties submit to the non-exclusive jurisdiction of the New Zealand courts.

Executed as an agreement.

Signed on behalf of
Asian Development Bank
by its authorized representative in the presence of:



Jingdong Hua
Deputy Treasurer and Officer-in-Charge, TDFD



Christopher Damandl
Counsel

SIGNED on behalf of
Computershare Investor Services Limited
in the presence of:

____
Tim Bond
Managing Director

____
Witness signature

____
Print name

____
Occupation

____
Address

Schedule 1 - Form of Calculation Agency Agreement (clause 4.6)

Calculation Agency Agreement

Asian Development Bank

Issuer

and

[ ]

Calculation Agent

Date

This **Agreement** is made on [*insert date*]

between (1) Asian Development Bank (the **Issuer**)

and (2) [*insert name of Calculation Agent*] (and its successors and assigns) (the **Calculation Agent**).

1. Interpretation

1.1 Interpretation and definitions

The "Interpretation" clause of the Programme Agreement applies to this Agreement as if it were fully set out in this Agreement. However, the following terms have the following meanings unless the context otherwise requires:

Programme Agreement means the programme agreement dated [*insert date*] in relation to the N.Z.$5,000,000,000 Domestic Medium-Term Note Programme of Asian Development Bank.

Notes means Notes in respect of which the Calculation Agent is appointed.

1.2 Inconsistency with Programme Agreement

This Agreement prevails to the extent it is inconsistent with the Programme Agreement.

2. Appointment of Calculation Agent

2.1 Appointment

The Calculation Agent agrees to act as such in relation to the issue of the Notes, and the Issuer appoints the Calculation Agent as its agent, for the purposes of making such calculations and/or determinations in respect of the Notes, as agreed between the Issuer and the Calculation Agent (and set forth in the Conditions) on the terms and conditions set out herein.

2.2 Duties

(a) Authority to calculate amounts and interest

The Calculation Agent will perform, with respect to the Notes, the duties expressed to be performed by it in the Conditions. In respect of such appointment, as soon as practicable after the relevant time on such date as the Conditions may require any specified amount to be calculated, any quote to be obtained or any determination or calculation to be made by the Calculation Agent, the Calculation Agent (i) will determine the relevant interest rate(s) and calculate the amount of interest payable in respect of the Notes for the relevant interest period or interest payment date, calculate any other specified amount, obtain such quote or make such determination or calculation, as the case may be, and (ii) will cause the interest rate and the amount of interest payable for each interest period or interest payment date and, if required, the relevant interest payment date and, if required to be calculated, the amount pertaining to the redemption of the Notes, to be provided to [•] as Paying Agent and the Issuer as soon as possible after their determination but in no event dater than the second Business Day thereafter. In performing its duties under this Clause 2.2, the Calculation Agent shall obtain relevant quotes from appropriate banks or reference agents and/or obtain information from such other sources as are specified in the Conditions or, in the

event that no such information is available from such sources, as the Calculation Agent shall deem as appropriate.

(b) **Consistency of calculations**

The Calculation Agent must ensure that any determination of the redemption amount or amount of interest in respect of the Notes is consistent with the corresponding amount receivable by the Issuer under the relevant swap transaction entered into in connection with the Notes as evidenced by a swap confirmation with an effective date of [*insert date*] Reference No.: [*insert no.*].

(c) **Strict compliance**

The Calculation Agent must carry out the obligations of a Calculation Agent as expressly set out in this Agreement and in the Conditions.

(d) **Obligations only as set out in Agreement and Conditions**

The Calculation Agent shall be obliged to perform only the duties set out specifically in this Agreement and the Conditions and any duties necessarily incidental to them. No implied duties or obligations shall be read into this Agreement or the Conditions against the Calculation Agent. If the Conditions are amended on or after a date on which the Calculation Agent accepts any appointment in a way that affects the duties expressed to be performed by the Calculation Agent, the Calculation Agent shall not be obliged to perform such duties as so amended unless it has first approved the relevant change to the Conditions

(e) **Notification of Failure to Make Determination**

If the Calculation Agent at any relevant time does not determine the relevant interest rate(s), mount of interest payable or any specified amount pertaining to the redemption of the Notes, obtain any quote, or make any other determination or calculation which it is required to make pursuant to the Conditions, it shall forthwith notify the Issuer.

3. Conditions of appointment

3.1 No Agency or Trust

In acting under this Agreement and in connection with the Notes the Calculation Agent shall not have any obligations towards or relationship of agency or trust with any of the holders of Notes.

3.2 Information Believed to be Genuine

The Calculation Agent shall be protected and shall incur no liability for or in respect of any action taken or thing suffered by it in reliance upon any document or information from any electronic or other source reasonably believed by it to be genuine and to have been signed or otherwise given or disseminated by the proper parties, even if it is subsequently found to be not genuine or to be incorrect.

3.3 Taking of Advice

The Calculation Agent may consult on any legal matter any legal adviser selected by it, who may be an employee of or legal adviser to the Issuer, and it shall be protected and shall incur no liability for action taken, or suffered to be taken, with respect to such matter in good faith and in accordance with the opinion of such legal adviser.

3.4 Calculations are binding

The determination by the Calculation Agent of any amount or of any state of affairs, circumstance, event or other matter, or the formation of any opinion or the exercise of any discretion required or permitted to be determined, formed or exercised by the Calculation Agent under or pursuant to this Agreement shall (in the absence of manifest error) be final and binding on the Issuer, each Dealer and the holders of the Notes.

4. Change of Calculation Agent

4.1 Termination

The Issuer may forthwith terminate the appointment of the Calculation Agent if (i) at any time the Calculation Agent becomes incapable of acting, or is adjudged bankrupt or insolvent, or files a voluntary petition in bankruptcy or makes an assignment for the benefit of its creditors or consents to the appointment of a receiver, administrator or similar official of all of any substantial part of its property or admits in writing its inability to pay or to meet its debts as they become due and payable or suspends payment thereof, or if a resolution is passed or an order made for its winding up or dissolution, or if a receiver, administrator or other similar official of itself or all or any substantial part of its property is appointed, or if an order of any court is entered approving any petition filed by or against it under the provisions of any applicable bankruptcy or insolvency laws, or if any public officer takes charge or control of it or its property or affairs for the purpose of rehabilitation, conservation or liquidation, or (ii) it fails to make any calculation or determination required to be made by it pursuant to this Agreement and the Issuer gives it notice that it intends to appoint a replacement Calculation Agent to make the calculation in question and subsequent calculations (if any).

4.2 Resignation

The Calculation Agent may resign its appointment hereunder at any time by giving the Issuer not less than 60 days' written notice of its intention to do so, specifying the date it proposes the resignation to take effect. No resignation by the Calculation Agent shall take effect until a replacement Calculation Agent has been appointed by the Issuer. The Issuer agrees with the Calculation Agent that if, by the tenth day before the expiration of any notice hereunder, the Issuer has not appointed a replacement Calculation Agent, the Calculation Agent shall be entitled, on behalf of the Issuer, to appoint as Calculation Agent in its place a leading bank or investment banking firm subject to the consent of the Issuer, which consent shall not be unreasonably withheld.

4.3 Calculation Agent must deliver records

On the date any retirement or removal of the Calculation Agent takes effect, the retiring or removed Calculation Agent agrees to deliver to the Issuer (or as it directs) all records maintained by it under this Agreement.

5. Fees and expenses

The payment of fees (if any) and/or out-of-pocket expenses (if any) relating to this Agreement will be dealt with in a separate side letter to be dated the date of this Agreement.

6. Indemnities

6.1 Indemnity by Issuer

The Issuer shall, upon presentation of duly documented evidence, indemnify the Calculation Agent, its directors, officers, employees and agents against any loss, liability, cost, claim, action, demand or expense (including, but not limited to, all costs, charges and expenses paid or incurred in disputing or defending any of the foregoing) which it may incur or which may be made against it (excluding consequential damages) arising out of or in relation to or in connection with its appointment or the exercise of its functions, except such as may result from the breach by it of the terms of this Agreement or from its own negligence, bad faith or wilful misconduct or that of its directors, officers, employees or agents.

6.2 Indemnity by Calculation Agent

The Calculation Agent shall indemnify and hold harmless the Issuer, its directors, officers, employees and agents when by reason of the negligence, bad faith or wilful misconduct of the Calculation Agent, its directors, officers, employees and/or agents, the Issuer, its directors, officers, employees and/or agents suffer or incur any damages, losses, costs, expenses or, in general, any liabilities (excluding liability for any kind of consequential, special or indirect loss or damage and for any loss of opportunity and loss of profit which may arise in connection with the Agreement, including as a result of the Agent's negligence).

7. Notices

7.1 Notices - General

The "Notices" clause of the Programme Agreement applies to this Agreement as if it were fully set out in this Agreement.

7.2 Notices of Resignation or Termination

The Issuer shall give the holders of the Notes, in accordance with the Conditions, notice of a termination pursuant to Clause 4.1 above as soon as possible, or not less than 20 days' written notice of any proposed resignation pursuant to Clause 4.2 above.

8. Counterparts

(a) **Counterparts permitted**

This Agreement may consist of a number of copies, each signed by one or more parties to the Agreement.

(b) **One document**

If so, the signed copies are treated as making up the one document.

9. Successor Corporations

Any corporation into which the Calculation Agent may be merged or converted or any corporation with which the Calculation Agent may be consolidated or any corporation resulting from any merger, conversion or consolidation to which the Calculation Agent shall be a party shall, to the extent permitted by applicable law, be deemed the successor Calculation Agent under this Agreement. Notice of any such merger, conversion or consolidation shall forthwith be given to the Issuer as soon as practicable.

10. Governing law

Clauses 19.16 to 19.19 of the Programme Agreement apply to this Agreement

Executed as an agreement.

Signed on behalf of
Asian Development Bank
by its authorized representative in
the presence of:

Authorized Representative

Witness signature

Print name

Print name

Occupation

Address	6 ADB Avenue Mandaluyong City 1550 Metro Manila **Philippines**
Telephone	+632 632 4444
Facsimile	+632 632 4120
Attention	Assistant Treasurer, Funding Division, Treasury Department

Signed on behalf of
[Calculation Agent]
by its attorney in the presence of:

Attorney

Witness signature

Print name

Print name

Occupation

Address

Address

Telephone

Facsimile

Attention

Subscription Agreement

In relation to the

N.Z.$225,000,000 5.375 per cent. Notes due 29 January 2014

Asian Development Bank
Issuer

and

ANZ National Bank Limited

and

Royal Bank of Canada
each, a Dealer

Date 27 January 2010

This **Agreement** is made on 27 January 2010

between (1) Asian Development Bank (the **Issuer**)

and (2) ANZ National Bank Limited and Royal Bank of Canada (each, a **Dealer**).

1. Interpretation

1.1 Interpretation and definitions

The "Interpretation" clause of the Programme Agreement applies to this Agreement as if it were fully set out in this Agreement. However, the following terms have the following meanings, unless the context otherwise requires:

Issue Date has the meaning given in clause 4.1.

Notes means the notes to be subscribed under this Agreement.

Pricing Supplement has the meaning given in clause 4.2.

Programme Agreement means the programme agreement dated 27 January 2010 in relation to the N.Z.$5,000,000,000 New Zealand Domestic Medium-Term Note Programme of Asian Development Bank.

Purchase Price means, in respect of a Note, the purchase price of that Note set out in clause 4.1.

1.2 Inconsistency with Programme Agreement

This Agreement prevails to the extent it is inconsistent with the Programme Agreement.

2. Appointment of Dealer

(a) **Appointment by Issuer**

In accordance with clause 14 of the Programme Agreement, the Issuer appoints each of ANZ National Bank Limited and Royal Bank of Canada as a Dealer in respect of the Notes on the terms set out in the Programme Agreement.

(b) **Acceptance of appointment**

Each Dealer agrees to perform and comply with all duties and obligations expressed to be assumed by a Dealer under the Programme Agreement in respect of the Notes.

(c) **Acknowledgement of termination of appointment**

Each Dealer acknowledges that such appointment will terminate upon the issue of the Notes, but without prejudice to any rights, duties or obligations of the Dealers that have arisen prior to such termination.

3. Acknowledgments by Dealer

Each Dealer acknowledges that it has received:

(a) **Copy of Programme Agreement**

a copy of the Programme Agreement;

(b) **Copies of Information Memorandum**

copies of the Information Memorandum for the Notes; and

(c) **Confirmation from Arrangers**

confirmation from the Arrangers to the Programme that the documents referred to in clause 3.1 of the Programme Agreement have been received in form and substance satisfactory to them.

4. Subscription

4.1 Subscription

On 29 January 2010 or any other date as is agreed between the Issuer and each of the Dealers (the **Issue Date**):

(a) **Agreement to issue**

the Issuer agrees to issue and sell the Notes in accordance with this Agreement and the Programme Agreement; and

(b) **Agreement to subscribe severally**

each Dealer severally agrees to subscribe the Notes specified below by paying the Purchase Price for those Notes in immediately available funds in accordance with clause 4.5 of this Agreement.

Name of Dealer	Principal amount of Notes to be subscribed	Purchase Price
ANZ National Bank Limited	N.Z.$112,500,000	N.Z.$112,120,657
Royal Bank of Canada	N.Z.$112,500,000	N.Z.$112,120,657
Total	N.Z.$225,000,000	N.Z.$224,241,314

4.2 Pricing Supplement

The Issuer confirms that it has signed a pricing supplement (the **Pricing Supplement**) dated 27 January 2010 in connection with the issue of the Notes.

4.3 Authority to distribute

The Issuer authorises the Dealers to distribute copies of the following documents in connection with the offering and sale of the Notes in accordance with the Programme Agreement:

(a) **Information Memorandum**

the Information Memorandum for the Notes;

(b) **Pricing Supplement**

the Pricing Supplement; and

(c) **Other documents**

any other documents prepared and approved by the Issuer in connection with the Programme and the issue of the Notes.

4.4 Obligations - individual and independent

Except as expressly provided in this Agreement, the obligations of each of the Issuer and each Dealer under this Agreement are individual and independent and:

(a) **Obligation to comply remains**

the failure of one or more of them to comply with its or their obligations under this Agreement does not relieve any of the others of any of its or their obligations; and

(b) **No responsibility for failure of others**

no one of them is responsible for the failure of one or more of the others to comply with its obligations under this Agreement; and

(c) **Separate right to enforce**

each of them may separately enforce its rights against the others under this Agreement.

4.5 Payment

(a) **Agreement on how Purchase Price payable to Issuer**

Notwithstanding clause 4.1 and clause 4.4, each Dealer agrees that settlement shall take place on the following basis:

(i) ANZ National Bank Limited (**ANZ**), on behalf of itself and as agent for Royal Bank of Canada (**RBC**), agrees to pay the aggregate Purchase Price for the Notes to the Registrar;

(ii) the Registrar delivers the Notes to ANZ; and

(iii) ANZ agrees to deliver to RBC the Notes to be subscribed by RBC,

against payment to ANZ of an amount equal to the Purchase Price specified for RBC in clause 4.1 through the Austraclear New Zealand System or in any other manner agreed to between them.

(b) **Obligation of Issuer to issue**

Nothing in this clause 4.5 relieves the Issuer from the obligation to sell the Notes or the Dealers from their obligations to purchase the Notes in accordance with the other provisions of this Agreement.

(c) **Responsibility of non-defaulting Dealers**

If a Dealer becomes insolvent or otherwise unable to perform its obligations on or before the Issuer Date, the Dealers who have not become insolvent or unable to perform their obligations will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20 per cent. of the principal amount of the Notes for which the non-defaulting Dealers were originally committed; provided, however, that if the aggregate principal amount of Notes as to which such default occurred exceeds 16.667 per cent. of the principal amount of the Notes, and arrangements satisfactory to the Dealers and the Issuer for the purchase of such principal amount of Notes as to which such default occurred have not been made within 48 hours of such default, the non-defaulting Dealers shall be entitled to terminate this Agreement without any liability on the part of any non-defaulting Dealers. Nothing herein will relieve a defaulting Dealer from liability for its default.

5. Programme Agreement

For the purposes of the Programme Agreement:

(a) **Notes are defined**

the Notes are Notes as defined in the Programme Agreement; and

(b) **Subscription Agreement under Programme Agreement**

this Agreement is a Subscription Agreement;

(c) **Dealer under Programme Agreement**

each Dealer is a Dealer on the terms set out in the Programme Agreement; and

(d) **Acceptance of appointment under Programme Agreement**

each Lead Manager accepts its appointment as Lead Manager on the terms set out in the Programme Agreement.

6. Procedures

Without prejudice to clause 2, each Dealer acknowledges that:

(a) **Type of Issue**

the issue of Notes under this Agreement is a Syndicated Sale of Notes; and

(b) **Clause 4 of Programme Agreement**

clause 4 of the Programme Agreement relating to a Syndicated Sale applies to Notes issued under this Agreement.

7. Conditions precedent

7.1 Acknowledgment

The Issuer acknowledges that each Dealer's obligation to subscribe and pay for the Notes on the Issue Date is subject to the satisfaction of the conditions precedent set out in clause 3.2 of the Programme Agreement.

7.2 Termination

If any of the conditions in clause 3.2 of the Programme Agreement is not satisfied or waived by the Issue Date, each Dealer may terminate this Agreement and each Dealer is released from its obligations under it.

8. Fees and expenses

The payment of fees (if any) and/or out-of-pocket expenses (if any) relating to the issue of Notes under this Agreement will be dealt with in a separate side letter to be dated the date of this Agreement.

9. Notices

(a) **Clause 18 applies**

Clause 18 of the Programme Agreement applies to this Agreement.

(b) **Syndicated Sale**

However, if the Notes are issued by way of Syndicated Sale, any communication to a Dealer must be sent to the address or facsimile number of the Lead Manager as set out in this Agreement.

(c) **Lead Manager to give copy to Dealers**

The Lead Manager must give a copy of any notice it receives under this clause to each Dealer.

10. Counterparts

(a) **Counterparts permitted**

This Agreement may consist of a number of copies, each signed by one or more parties to the Agreement.

(b) **One document**

If so, the signed copies are treated as making up the one document.

11. Governing law

Clauses 19.16 to 19.19 of the Programme Agreement apply to this Agreement.

Executed as an agreement.

Signed on behalf of
Asian Development Bank
by its authorized representative in
the presence of:



Jingdong Hua
Deputy Treasurer and
Officer-in-Charge, TDFD



Christopher Damandl
Counsel

Address	6 ADB Avenue Mandaluyong City 1550 Metro Manila **Philippines**
Telephone	+632 632 4444
Facsimile	+632 632 4120
Attention	Assistant Treasurer, Funding Division, Treasury Department

Signed on behalf of
ANZ National Bank Limited
by its attorney in the presence of:

Chris O'Neale
Director, DCM, NZ

Witness signature

Print name

Occupation

Address

Address	Level 7 1 – 9 Victoria Street Wellington **New Zealand**
Telephone	+64 4 802 2423
Facsimile	+64 4 496 8642
Attention	Head of Debt Capital Markets

Signed on behalf of
Royal Bank of Canada
by its attornies in the presence of:

In the presence of:	Ian Malcolm Director, Operations
Witness signature	Mark Simpkins Director, Market and Trading Risk
Print name	
Occupation	
Address	

Address	Level 46, 2 Park Street Sydney NSW 2000 Australia
Telephone	+612 9033 3000
Facsimile	+612 9264 2855
Attention	Head of Debt Capital Markets

Pricing Supplement

Series No.: NZD-001-00-1

Tranche No.: 1



ASIAN DEVELOPMENT BANK

N.Z.$5,000,000,000 Domestic Medium-Term Note Programme

Issue of

N.Z.$225,000,000 5.375 per cent. Notes due 29 January 2014

This Pricing Supplement (as referred to in the Information Memorandum dated 27 January 2010 and Deed Poll dated 27 January 2010 in relation to the above Programme) relates to the Tranche of Notes referred to above. The particulars to be specified in relation to such Tranche are as follows.

The Issuer is not a registered bank in New Zealand pursuant to the Reserve Bank of New Zealand Act 1989. The Notes are not the obligations of any government and, in particular, are not guaranteed by the Government of New Zealand.

This Pricing Supplement should be read in conjunction with the Conditions of the Notes as set out in the Information Memorandum.

1	Description of Notes:	Fixed Rate Notes
2	Issuer:	Asian Development Bank
3	Lead Managers:	ANZ National Bank Limited Royal Bank of Canada
4	Dealers:	ANZ National Bank Limited Royal Bank of Canada
5	Registrar and Paying Agent:	Computershare Investor Services Limited
6	Type of Issue:	Syndicated Sale

7	Currency:	
	(a) of Denomination	New Zealand dollars (N.Z.$)
	(b) of payment	N.Z.$
8	Aggregate principal amount of Tranche:	N.Z.$225,000,000
9	Issue Date:	29 January 2010
10	Issue Price:	99.804616 per cent. of the aggregate principal amount of the Tranche
11	Denomination(s):	(a) Outside New Zealand, N.Z.$1,000 and integral multiples thereof, and (b) within New Zealand, N.Z.$100,000 and multiples of N.Z.$1,000 thereafter, subject to the requirement that the amount payable by each person who subscribes for Notes must be at least N.Z.$500,000.
12	Rating:	
	Programme Rating:	As at the date of this Pricing Supplement, the Programme has been rated AAA by Standard & Poor's Ratings Services, a division of the McGraw-Hill Companies, Inc., AAA by Fitch, Inc. and Aaa by Moody's Investors Service, Inc.
	Notes Rating:	As at the date of this Pricing Supplement, the Notes have been rated AAA by Standard & Poor's Ratings Services, a division of the McGraw-Hill Companies, Inc., AAA by Fitch, Inc. and Aaa by Moody's Investors Service, Inc.
13	Business Day:	Wellington and Auckland
14	If the Notes are Fixed Rate Notes:	Condition 6 shall apply
	Fixed coupon amount:	N.Z.$26.875 per Note of N.Z.$1,000 denomination, payable semi-annually in arrears
	Interest Rate:	5.375 per cent. per annum payable semi-annually in arrears
	Interest Payment Dates:	29 January and 29 July in each year, beginning 29 July 2010, up to and including the Maturity Date
	Interest Period End Dates:	29 January and 29 July in each year, beginning 29 July 2010, with no adjustment.
	Business Day Convention:	
	(a) for Interest Payment Dates:	Following
	(b) for Maturity Date:	Following
	(c) for Interest Period End Dates:	No adjustment
	(d) for any other dates:	Following

	Day Count Fraction:	NZ Govt Bond Basis
15	Redemption Amount:	Outstanding Principal Amount
16	Maturity Date:	29 January 2014
17	Record Date:	10 days before each Interest Payment Date or, if not a Business Day, the immediately preceding Business Day
18	Listing:	Not applicable
19	Any Clearing System other than Austraclear New Zealand:	Not applicable
20	ISIN:	NZADBT001C7
21	Common Code:	048281699
22	Recent developments:	On 29 April 2009, the Board of Governors of ADB adopted Resolution No. 336 which authorized a 200% increase in the capital stock of ADB. Individual members of ADB may subscribe for their respective allocations of additional capital stock until 31 December 2010. On 5 May 2009, ADB's Board of Governors approved the following with respect to its 2008 ordinary capital resources net income: a) U.S.$427.0 million, representing unrealized gains as of 31 December 2008, be added to the cumulative revaluation adjustments account; b) U.S.$298.1 million, representing the adjustment to the loan loss reserve as of 31 December 2008, be added to the loan loss reserve; c) U.S.$261.4 million be allocated to the ordinary reserve; d) U.S.$120.0 million be allocated to the Asian Development Fund; and e) U.S.$23.0 million be allocated to the Technical Assistance Special Fund.

CONFIRMED

ASIAN DEVELOPMENT BANK

By: 

Name: JINGDONG HUA
Title: Deputy Treasurer and Officer-in-Charge, TDFD
Date: 27 January 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's
N.Z.$225,000,000 5.375% Notes due 29 January 2014

Filed pursuant to Rule 3 of Regulation AD
Dated: February 1, 2010

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of N.Z.$225,000,000 5.375% Notes due 29 January 2014 (the "Notes") of the Asian Development Bank (the "ADB") under its N.Z.$5,000,000,000 Domestic Medium-Term Note Program (the "Program").

Item 1. Description of Obligations

The terms and conditions of the Notes are set forth in the Information Memorandum for the Program dated 27 January 2010 (the "Information Memorandum"), which was previously filed under a report of the ADB dated 27 January 2010, and in the Pricing Supplement relating to the Notes dated 27 January 2010 (the "Pricing Supplement"), which is filed herewith. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated April 13, 2009, was filed under a report of the ADB dated April 13, 2009.

The registrar of the ADB with respect to the Notes is Computershare Investor Services Limited, at its office at Level 2, 159 Hurstmere Road, Takapuna, Aukland, New Zealand.

Item 2. Distribution of Obligations

See the Information Memorandum, pages ii and 46-49, and the Pricing Supplement.

As of 27 January 2010, the ADB entered into a Subscription Agreement, which was previously filed under a report of the ADB dated 27 January 2010, with ANZ National Bank Limited and Royal Bank of Canada (the "Dealers"), pursuant to which the ADB has agreed to issue and sell, and the Dealers have severally

agreed to purchase, a principal amount of the Notes aggregating N.Z.$225,000,000 for an issue price of 99.804616% less management and underwriting fees and selling concessions of 0.141810%. The Notes will be offered for sale subject to issuance and acceptance by the Dealers and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 29 January 2010.

The Dealers propose to offer all the Notes to the public at the public offering price of 99.804616%.

The respective principal amounts of the Notes that each of the Dealers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
ANZ National Bank Limited	N.Z.$112,500,000
Royal Bank of Canada	112,500,000
Total	N.Z.$225,000,000

Item 3. Distribution Spread

See the Pricing Supplement, page 2 and the Subscription Agreement, page 2.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit	99.804616%	0.141810%	99.662806%
Total	N.Z.$224,560,386	N.Z.$319,072	N.Z.$224,241,314

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5. Other Expenses of Distribution

Item	Amount
Legal Fees	$55,000*

Asterisks indicate that expenses itemized above are estimates.

Item 6. Application of Proceeds

See the Information Memorandum, page 5.

Item 7. Exhibits

(a) (i) Information Memorandum in relation to the Program dated 27 January 2010, previously filed under a report of the ADB dated 27 January 2010.

(ii) the Note Deed Poll in relation to the Program dated 27 January 2010, previously filed under a report of the ADB dated 27 January 2010.

(iii) Programme Agreement relating to the issuance of Notes by the ADB under the Program dated 27 January 2010, previously filed under a report of the ADB dated 27 January 2010.

(iv) Registrar and Paying Agency Agreement in relation to the Program dated 27 January 2010, previously filed under a report of the ADB dated 27 January 2010.

(b) Copy of an opinion of counsel as to the legality of the Notes.

(c) Subscription Agreement dated 27 January 2010, previously filed under a report of the ADB dated 27 January 2010.

(d) (i) Information Statement dated April 13, 2009, previously filed under a report of the ADB dated April 13, 2009.

(ii) Pricing Supplement dated 27 January 2010.



Asian Development Bank

29 January 2010

ANZ National Bank Limited
Level 7, 1-9 Victoria Street
Wellington
New Zealand

Royal Bank of Canada
Level 46, 2 Park Street
Sydney NSW 2000
Australia

as Dealers for the issue of the Notes defined below .

Ladies and Gentlemen,

ASIAN DEVELOPMENT BANK
Series No.: NZD001-00-1
NZD225,000,000 5.375 per cent. Notes due 29 January 2014 (the "Notes")
Issued Under the New Zealand Dollar Domestic Medium-Term Note Programme (the "Programme")

I have participated in the proceedings of the Asian Development Bank ("ADB") to authorize the issue and sale of the captioned Notes issued under the Programme. In that connection, I have examined, among other things, the following:

(a) the Agreement Establishing the Asian Development Bank (the "Charter") and the By-Laws of ADB;

(b) a memorandum dated 27 April 1999 from the member of the Board of Directors of ADB representing Australia to the Treasurer of ADB, confirming that the Government of Australia has given all approvals required from such Government pursuant to Article 21 of the Charter for the purposes of the Notes;

(c) a letter dated 22 December 2009 from the Minister of Finance of New Zealand confirming that the Government of New Zealand has given all approvals required from such Government pursuant to Article 21 of the Charter for the purposes of the Notes;

6 ADB Avenue, Mandaluyong City
1550 Metro Manila, Philippines
Tel +63 2 632 4444
Fax +63 2 636 2444
information@adb.org
www.adb.org

(d) the resolution adopted by the Board of Directors of ADB on 10 December 2009 (the "Resolution"), authorizing the issue and sale of the Notes pursuant to various determinations of the President, a Vice President or the Treasurer of ADB;

(e) the memorandum of the Treasurer of ADB dated 27 January 2010 setting forth his determinations as required under the Resolution for the issue and sale of the Notes;

(f) the Borrowing Regulation of ADB dated 9 December 2008;

(g) the Subscription Agreement between ADB and the Dealers dated 27 January 2010 (the "Subscription Agreement") relating to the issue and sale of the Notes; and

(h) the Pricing Supplement dated 27 January 2010 (the "Pricing Supplement") relating to the issue and sale of the Notes.

Based on my examination and review of the documents described above and such other documents and matters as are in my judgment necessary for the purposes of this opinion, I am of the opinion that:

(A) ADB has obtained all governmental approvals required pursuant to the Charter in connection with the offering, issue and sale of the Notes.

(B) The creation, issue, sale and delivery of the Notes have been duly authorized. When the Notes have been duly issued, delivered and paid for in accordance with the Subscription Agreement (which Subscription Agreement shall have been duly authorized, executed and delivered by the Dealers), the Notes will constitute valid, binding and enforceable obligations of ADB in accordance with their terms.

(C) The Subscription Agreement and the Pricing Supplement have each been duly authorized, executed and delivered by ADB and each constitutes a valid, binding and enforceable agreement of ADB.

This opinion is limited to matters of public international law, including without limitation the Charter, the By-Laws of ADB, the Rules of Procedure of the Board of Governors of ADB and the Rules of Procedure of the Board of Directors of ADB. No opinion is expressed herein, or should be deemed to be implied hereby, in respect of the laws of any national jurisdiction. To the extent that any opinion is expressed herein as to the validity and binding effect of any agreement or instrument executed by ADB which by its terms is governed by national law, such opinion as to matters of public international law is given upon the assumption of the validity and binding effect of such agreement or instrument under such national law.

Very truly yours,



JEREMY H. HOVLAND
General Counsel

Pricing Supplement

Series No.: NZD-001-00-1

Tranche No.: 1


ADB

ASIAN DEVELOPMENT BANK

N.Z.$5,000,000,000 Domestic Medium-Term Note Programme

Issue of

N.Z.$225,000,000 5.375 per cent. Notes due 29 January 2014

This Pricing Supplement (as referred to in the Information Memorandum dated 27 January 2010 and Deed Poll dated 27 January 2010 in relation to the above Programme) relates to the Tranche of Notes referred to above. The particulars to be specified in relation to such Tranche are as follows.

The Issuer is not a registered bank in New Zealand pursuant to the Reserve Bank of New Zealand Act 1989. The Notes are not the obligations of any government and, in particular, are not guaranteed by the Government of New Zealand.

This Pricing Supplement should be read in conjunction with the Conditions of the Notes as set out in the Information Memorandum.

1	Description of Notes:	Fixed Rate Notes
2	Issuer:	Asian Development Bank
3	Lead Managers:	ANZ National Bank Limited Royal Bank of Canada
4	Dealers:	ANZ National Bank Limited Royal Bank of Canada
5	Registrar and Paying Agent:	Computershare Investor Services Limited
6	Type of Issue:	Syndicated Sale

7	Currency:	
	(a) of Denomination	New Zealand dollars (N.Z.$)
	(b) of payment	N.Z.$
8	Aggregate principal amount of Tranche:	N.Z.$225,000,000
9	Issue Date:	29 January 2010
10	Issue Price:	99.804616 per cent. of the aggregate principal amount of the Tranche
11	Denomination(s):	(a) Outside New Zealand, N.Z.$1,000 and integral multiples thereof, and (b) within New Zealand, N.Z.$100,000 and multiples of N.Z.$1,000 thereafter, subject to the requirement that the amount payable by each person who subscribes for Notes must be at least N.Z.$500,000.
12	Rating:	
	Programme Rating:	As at the date of this Pricing Supplement, the Programme has been rated AAA by Standard & Poor's Ratings Services, a division of the McGraw-Hill Companies, Inc., AAA by Fitch, Inc. and Aaa by Moody's Investors Service, Inc.
	Notes Rating:	As at the date of this Pricing Supplement, the Notes have been rated AAA by Standard & Poor's Ratings Services, a division of the McGraw-Hill Companies, Inc., AAA by Fitch, Inc. and Aaa by Moody's Investors Service, Inc.
13	Business Day:	Wellington and Auckland
14	If the Notes are Fixed Rate Notes:	Condition 6 shall apply
	Fixed coupon amount:	N.Z.$26.875 per Note of N.Z.$1,000 denomination, payable semi-annually in arrears
	Interest Rate:	5.375 per cent. per annum payable semi-annually in arrears
	Interest Payment Dates:	29 January and 29 July in each year, beginning 29 July 2010, up to and including the Maturity Date
	Interest Period End Dates:	29 January and 29 July in each year, beginning 29 July 2010, with no adjustment.
	Business Day Convention:	
	(a) for Interest Payment Dates:	Following
	(b) for Maturity Date:	Following
	(c) for Interest Period End Dates:	No adjustment
	(d) for any other dates:	Following

	Day Count Fraction:	NZ Govt Bond Basis
15	Redemption Amount:	Outstanding Principal Amount
16	Early Redemption Amount:	Not applicable
17	Early Redemption Date (Call):	Not applicable
18	Early Redemption Date (Put):	Not applicable
19	Maturity Date:	29 January 2014
20	Record Date:	10 days before each Interest Payment Date or, if not a Business Day, the immediately preceding Business Day
21	Listing:	Not applicable
22	Any Clearing System other than Austraclear New Zealand:	Not applicable
23	ISIN:	NZADBDT001C7
24	Common Code:	048281699
25	Recent developments:	On 29 April 2009, the Board of Governors of ADB adopted Resolution No. 336 which authorized a 200% increase in the capital stock of ADB. Individual members of ADB may subscribe for their respective allocations of additional capital stock until 31 December 2010.

On 5 May 2009, ADB's Board of Governors approved the following with respect to its 2008 ordinary capital resources net income:

a) U.S.$427.0 million, representing unrealized gains as of 31 December 2008, be added to the cumulative revaluation adjustments account;

b) U.S.$298.1 million, representing the adjustment to the loan loss reserve as of 31 December 2008, be added to the loan loss reserve;

c) U.S.$261.4 million be allocated to the ordinary reserve;

d) U.S.$120.0 million be allocated to the Asian Development Fund; and

e) U.S.$23.0 million be allocated to the Technical Assistance Special Fund.

CONFIRMED

ASIAN DEVELOPMENT BANK

By: 

Name: JINGDONG HUA
Title: Deputy Treasurer and Officer-in-Charge, TDFD
Date: 27 January 2010